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REGISTRANT'S NAME Anglovaal Mining Ltd (Avmin)

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4519 FISCAL YEAR 6-30-02

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DATE : 12/16/02

82-4579

02 OCT 31 ... 8:45

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6-30-02

ANGLOVAAL MINING

AVMIN

ANGLOVAAL MINING LIMITED | Annual Report 2002


CATERPILLAR

BEST AVAILABLE COPY

Anglovaal Mining Limited is incorporated in the Republic of South Africa and is listed on the JSE Securities Exchange, South Africa and the London Stock Exchange. At 30 June 2002, the Company had a market capitalisation of R4,12 billion.

CONTENTS

FORWARD LOOKING STATEMENT

Certain statements included in this report constitute "forward looking statments". Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performances, objectives or achievements of Anglovaal Mining Limited and its subsidiary or associated companies as well as the mining industry to be materially different from future results, performances, objectives or achievements expressed or implied by these forward looking statements. Anglovaal Mining Limited is subject to the effect of changes in the minerals and metals commodity prices, currency fluctuations and the risks involved in mining operations.

GROUP STRUCTURE – 2002

ANGLOVAAL MINING LIMITED

Developers and operators of managed investments in southern Africa in the ferrous, precious and base metals sectors

AVMIN GROUP:
30 June 2002

- Revenue: **R4 billion**
- Cost of sales: **R2,9 billion**
- Profit before tax: **R694 million**
- Headline earnings: **R204 million**

FERROUS METALS

- **Assmang** – 50,3% (iron ore, manganese ore and alloys, chrome ore and alloys)

ASSMANG GROUP:
30 June 2002

- Revenue: **R2,8 billion**
- Cost of sales: **R1,9 billion**
- Profit before tax: **R1,2 billion**
- Contribution to Avmin's headline earnings: **R270 million**

PRECIOUS METALS

- **Avgold** – 56% (gold)
- **Two Rivers Platinum** – 55% (PGMs)

AVGOLD:
30 June 2002

- Revenue: **R364 million**
- Cost of sales: **R346 million**
- Profit before tax: **R41 million**
- Contribution to Avmin's headline earnings: **R21 million**

BASE METALS

- **Chambishi Metals** – 90% (cobalt and copper)
- **Nkomati** – 75% (nickel, copper, cobalt, PGMs)

CHAMBISHI METALS:
30 June 2002

- Revenue: **R547 million**
- Cost of sales: **R561 million**
- Loss before tax (after exceptional items): **R2 233 million**
- Contribution to Avmin's headline earnings: **R211 million – loss**

NKOMATI:
30 June 2002

- Revenue: **R435 million**
- Cost of sales: **R223 million**
- Profit before tax: **R221 million**
- Contribution to Avmin's headline earnings: **R122 million**

PROFILE

Anglovaal Mining Limited continues to enhance its position as an operator of quality assets in the ferrous, base and precious metal sectors in southern Africa and it also has a strong project pipeline. The Group's objective is to deliver superior returns to its shareholders in a sustainable manner whilst contributing to the economic development, social well-being and environmental protection of the areas where the Group operates.

ASSET LOCATIONS



LIMPOPO (NORTHERN) PROVINCE
GAUTENG
NORTH WEST
MPUMALANGA
FREE STATE
KWA-ZULU NATAL
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE
1
2
3
4
5
6
7
8
9

- Nelspruit
- Johannesburg
- Durban
- Bloemfontein
- Kimberley
- East London
- Port Elizabeth
- Cape Town

Principal operating entities

1 Two Rivers, PGMs
  Assmang, chrome ore (Dwarsriver)
2 Nkomati, nickel, copper, cobalt, PGMs
3 Avgold, gold (ETC)
4 Assmang, chrome alloys
5 Assmang, manganese alloys
6 Avgold, gold (Target)
7 Assmang, manganese ore (Nchwaning)
8 Assmang, iron ore (Beeshoek)
9 Chambishi Metals, cobalt copper

Definitions

1. **Effective taxation rate (per cent)**
   Taxation charge per income statement less secondary tax on companies divided by profit before taxation.
2. **Interest cover (times)**
   Profit before exceptional items and finance costs divided by finance costs.
3. **Dividend cover (times)**
   Headline earnings per share divided by dividends per share for the year.
4. **Return on operational assets (per cent)**
   Profit from operations divided by tangible non-current and current assets excluding capital work in progress.
5. **Return on capital employed (per cent)**
   Profit before exceptional items and finance costs divided by average capital employed. Capital employed comprises non-current and current assets less trade and other payables and provisions.
6. **Return on equity (per cent)**
   Headline earnings divided by ordinary shareholders' interest in capital and reserves.
7. **Debt:equity ratio**
   Total debt divided by total equity. Total debt comprises long-term borrowings, overdrafts and short-term borrowings.
   Total equity comprises total shareholders' interest.
8. **Net debt:equity ratio**
   Total debt less cash and cash equivalents divided by total equity. Total debt comprises long-term borrowings, overdrafts and short-term borrowings.
   Total equity comprises total shareholders' interest.
9. **Net asset value per share (cents)**
   Ordinary shareholders' interest in capital and reserves divided by number of shares in issue.
10. **Market capitalisation (R million)**
    Number of ordinary shares in issue multiplied by market value of shares at 30 June.

Note:
The Group results for 1999 and 2000 include diamond royalties from The Saturn Partnership. The Group's diamond interests were disposed on 12 June 2000 and a distribution of R27.00 per share was made to shareholders on 7 July 2000.

Anglovaal Mining Limited: High/low share price
31/07/01 – 30/06/02


SOUTH AFRICAN CENTS
4 400
4 200
4 000
3 800
3 600
3 400
3 200
3 000
J A S O N D J F M A M J
2001
2002
Month high share price
Month low share price

GROUP FINANCIAL SUMMARY AND STATISTICS

FOR THE YEAR ENDED 30 JUNE	Definition number	**2002 Rm**	2001 Rm	2000 Rm	1999* Rm	**2002 US$m**	2001 US$m	2000 US$m	1999* US$m
Income statement									
Revenue		**4 047**	2 806	2 934	2 489	**399**	369	463	411
Earnings		**(866)**	281	3 980	521	**(86)**	37	627	86
Headline earnings		**204**	281	486	289	**20**	37	77	48
Basic earnings per share (cents)		**(780)**	259	3 723	561	**(77)**	34	587	93
Headline earnings per share (cents)		**184**	259	455	311	**18**	34	72	51
Dividends per share (cents)		**-**	–	1 123	70	**-**	–	164	11
Balance sheet									
Total assets		**8 786**	9 114	9 437	4 960	**857**	1 128	1 388	823
Total interest bearing borrowings		**2 696**	2 475	1 082	730	**263**	306	159	121
Shareholders' equity		**4 591**	5 491	4 272	3 123	**447**	680	628	517
Cash flow									
Cash generated from operations		**619**	526	632	460	**59**	69	100	76
Cash generated from operations per share (cents)		**558**	485	591	495	**53**	64	93	82
Cash and cash equivalents		**779**	439	4 160	436	**76**	54	612	72
Number of employees		**5 303**	5 263	5 326	14 861	**5 303**	5 263	5 326	14 861
JSE Securities Exchange, South Africa: share performance									
Ordinary shares (cents)									
– high		**4 280**	4 200	2 837	3 905	**520**	527	456	641
– low		**3 100**	2 280	1 779	1 236	**282**	298	291	196
– year end		**3 701**	3 950	2 500	3 900	**489**	489	368	647
Volume of shares traded (thousands)		**51 524**	38 285	91 856	46 426	**51 524**	38 285	91 856	46 426
Number of ordinary shares in issue (thousands)		**111 444**	110 105	107 610	106 200	**111 444**	110 105	107 610	106 200
Financial statistics	**Definition number**								
Effective taxation rate (per cent)	1	**-**	29	4	18	**-**	29	4	18
Interest cover (times)	2	**5,3**	5,3	10,9	5,6	**5,3**	5,3	10,9	5,6
Dividend cover (times)	3	**-**	–	0,41	4,5	–	–	0,41	4,5
Return on operational assets (per cent)	4	**10,1**	13,5	8,6	17,3	**10,1**	13,5	8,6	17,3
Return on capital employed (per cent)	5	**10,5**	8,1	11,8	16,1	**10,5**	8,1	11,8	16,1
Return on equity (per cent)	6	**7,9**	7,0	15,8	14,5	**7,9**	7,0	15,8	14,5
Debt:equity ratio	7	**0,59**	0,45	0,25	0,23	**0,59**	0,45	0,25	0,23
Net debt:equity ratio	8	**0,42**	0,37	(0,72)	0,09	**0,42**	0,37	(0,72)	0,09
Net asset value per share (cents)	9	**2 337**	3 640	2 865	1 875	**228**	451	421	311
Market capitalisation (R million)	10	**4 125**	4 349	2 690	4 142	**402**	538	396	687

Exchange rates used: Balance sheet: R10,25 = US$1,00 (2001: R8,08) (2000: R6,80) (1999: R6,03)
Income and cash flow statements: R10,15 = US$1,00 (2001: R7,61) (2000: R6,34) (1999: R6,06)

** Restated*

DIRECTORS

Rick Menell, 47
Chairman
MA, MSc
Appointed to the board in 1994 and elected CEO in 1999. Rick succeeded Ken Maxwell as chairman on 1 July 2002.
Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined the Company in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Appointed managing director of Avmin Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of The South African Tourism Board, a director of The Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust.

David Murray, 57
Chief executive officer
BA (Hons) (Econ), MBA
Appointed to the board in 2001. On 1 July 2002 David was appointed CEO; he was previously the chief operating officer.
David first joined the Group in 2000 as managing director of Avgold Limited. Prior to this, he worked for TVX Gold Inc. in Canada and RTZ plc as president and CEO of various subsidiary companies in Brazil and Portugal. He also served with the RTZ group in Spain, Germany, Wales, England, Namibia and Zimbabwe. He was awarded the OBE in 1993.

David Barber, 50
FCA (England and Wales), AMP (Harvard)
Appointed to the board in 2002.
After serving his articles in London he migrated to South Africa during 1976 to join Coopers and Lybrand. In 1979 he joined Anglovaal Limited and after holding a variety of positions was appointed executive director, finance and administration. He left Anglovaal when it was unbundled in 1999. He was subsequently appointed chief financial officer at Fedsure Holdings Limited for a short period prior to its acquisition by Investec Group Limited. In January 2002 he was appointed financial director of Anglo American Corporation of South Africa Limited.

Philip Baum, 47
BCom, LLB, H Dip (Tax Law)
Appointed to the board in 2002.
Phillip joined the Anglo American group in 1979. He has occupied a variety of positions in the company and its associate De Beers. He served as chief executive of Anglo American Zimbabwe for four years before returning to South Africa in 2001 as chief operating officer of Anglo American Corporation of South Africa Limited and joining the executive committee. Other Anglo American responsibilities include: Zimbabwe, group-wide procurement, group information technology, employment equity and black economic empowerment.

Barry Davison, 57
BA (Wits)
Appointed to the board in 2002.
Barry is an executive director of Anglo American plc and the executive chairman of Anglo American Platinum Corporation Limited (Anglo Platinum). During a period of service with Johannesburg Consolidated Investment Company (Johnnies) from 1973 to 1994, Barry was an executive director and also held various directorships in Johnnies group companies, prior to its restructuring and the formation of Anglo Platinum in 1995. He is also the chairman of Anglo's Ferrous Metals division and a director of Anglo American Corporation of South Africa Limited, Nedcor Investment Bank Limited, Northam Platinum Limited, Highveld Steel and Vanadium Limited and Scaw Metals Limited. He was appointed the President of the Chamber of Mines of South Africa in November 2001.

Brian Frank, 49
BCom, LLB, LLM, H Dip (Tax Law), H Dip (Company Law)
Appointed to the board in 2001.
Brian is a practising attorney who is a senior partner of Jowell, Glyn & Marais Inc. He has extensive experience in the fields of commercial litigation, property and company law as well as mining and mineral law.

Donn Jowell, 61
BCom, LLB
Appointed to the board in 1999.
Donn established his own law practice in 1968 and is currently the chairman of Jowell, Glyn & Marais Inc. He is a non-executive director of Investec Bank Limited and chairman of its audit committee.

Nir Livnat, 39
BA, BSc
Appointed to the board in 2001.
Nir's career has been primarily focused in the diamond industry. He is presently the managing director and chief executive officer of the Steinmetz group of companies, the world's leading diamond 'sight-holder', and of its South African subsidiary, Ascot Diamonds (Proprietary) Limited. Nir is a past chairman of the Master Diamond Cutters Association and is currently vice chairman of the International Diamond Manufacturers Association. He is also a past member of the National Economic Forum of the African National Congress.

Kennedy Maxwell, 63
BSc Eng (Mech), MA, PMD
Appointed to the board in 1998 and chairman in 1999. Ken resigned as chairman on 30 June 2002 and remains on the board as an independent non-executive director.
A former executive director of Johannesburg Consolidated Investment Company Limited, Ken served as president of the Chamber of Mines of South Africa between 1988 and 1990. He currently serves on the executive of the National Business Initiative.

Roy McAlpine, 61
BSc, CA (Scotland)
Appointed to the board in 1998.
Roy joined Liberty Life in 1969 and retired as an executive director in 1998 in order to diversify his interests. He is a former chairman of the Association of Unit Trusts of South Africa and currently serves on the boards of a number of listed companies.

DIRECTORS (continued)

Brian Menell, 37
BA (Hons)
Appointed to the board in 1998.
Brian has worked in the diamond mining and trading industries since 1988 and serves on the boards of various diamond mining, finance and trading companies in South Africa, Belgium and Canada.

Bill Nairn, 57
BSc.(Min Eng)
Alternate to Barry Davison.
An executive director of Anglo American plc as well as its group technical director. Bill commenced his career with Johannesburg Consolidated Investment Company Limited as a learner official (mining) on Randfontein Estates, Cooke section in 1964, and retired as the chief executive and managing director in 1994. He is also a director of Anglo American Corporation of South Africa Limited, AngloGold Limited, Anglo American Platinum Corporation Limited and Anglo Operations Limited.

Dr Morley Nkosi, 67
PhD (Economics), MBA, BS (Economics)
Appointed to the board in 1998.
Apart from being an academic, economist and a businessman, Morley is the chairperson of the National Institute for Economic Policy and managing associate of Morley Nkosi Associates. He serves on several boards including those of Investec Group Limited and Investec Bank Limited.

Roy Oron, 33
BA (Hons), MBA
Appointed to the board in 2000.
Roy is currently the managing director of Norinter Financial Advisors (Proprietary) Limited, a financial advisory firm. Previous experience includes corporate finance, mergers and acquisitions as well as macro economy and privatisation strategy. He has served on the boards of various companies in the following industries: telecommunications, real estate, information technology, environmental technology, luxury goods and investment banking. Roy has also completed a Masters in Statistics with majors in operational research and risk theory.

BOARD COMMITTEES

Audit
Kennedy Maxwell (Chairman)
David Barber
Donn Jowell
Rick Menell
Dr Morley Nkosi
Roy Oron

Environmental
Donn Jowell (Chairman)
Brian Frank
Kennedy Maxwell
Brian Menell
Rick Menell
Bill Nairn
Dr Morley Nkosi

Nominations
Philip Baum
Donn Jowell
Rick Menell
Dr Morley Nkosi

Remuneration
Kennedy Maxwell (Chairman)
Barry Davison
Roy McAlpine
Rick Menell
Roy Oron

Risk
Donn Jowell (Chairman)
Philip Baum
Doug Campbell
Brian Frank
Rick Menell
David Murray

SENIOR MANAGEMENT

Rick Menell
Chairman

David Murray †
Chief executive officer

Jan Steenkamp †*
Chief operating officer

Bryan Broekman *
Senior vice president: Ferrous metals

Doug Campbell †*
Senior vice president: Finance and chief financial officer

Gerhard Potgieter *
Senior vice president: South African operations

Gerry Robbertze *
Senior vice president: Technical services

Graham Butter
Vice president: Ferrous metals

Graham Emmett *
Vice president: Human resources

Julian Gwillim †*
Vice president: Corporate development

Freddie Human *
Vice president: Safety, health and environment

Arné Lewis *
Vice president: South African operations

Thys Uys *
Vice president: Technical services

Dr John Kilani
General manager: Safety, health and environment

Teboho Mahuma
General manager: Government relations and communications

† Members of the chief executive's committee
** Members of the operations committee*



Rick Menell *Chairman*



David Murray *Chief executive officer*

"The Group's 5 300 employees have responded very well to all the challenges that the Group faced during the past year and we wish to thank them for their efforts. We look forward to their continued focus during the forthcoming year."

REVIEW BY THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The past year has been challenging, but beneficial to the future growth of the Group. Our South African assets, in particular Assmang Limited (Assmang), performed well, but these achievements were overshadowed by a poor performance from Chambishi Metals plc (Chambishi), our cobalt investment in Zambia. As a consequence, headline earnings for the year reduced to R204 million from R281 million in the previous year.

In November last year, the redesign of the Chambishi furnace cooling system and refractory lining was approved. At the same time, we reviewed the carrying value of the Chambishi investment and decided on a partial write-down of R1,6 billion, which was taken in January 2002. As a direct result, we initiated a programme of strengthening our balance sheet and sold our investment in Iscor Limited for a total consideration of R911 million. We also sold some of our Avgold Limited (Avgold) and Assore Limited investments and realised R234 million; these sales did not affect our core portfolio. The combined net gain amounted to R540 million.

Another important event that occurred during the year was Anglo American plc (Anglo American) acquiring a 34,9 per cent interest in Avmin, effective 12 March 2002, which is subject to regulatory approvals. This acquisition eliminated the historic control structure of Avmin. Coinciding with this, Anglo American also acquired a 20 per cent interest in Kumba Resources Limited (Kumba) with a view to unlocking the full potential of the Northern Cape iron ore assets of Kumba, Assmang and the relevant rail and port infrastructure, owned and operated by the government of South Africa. Discussions are continuing in this regard and all the possibilities being considered are value enhancing for Avmin stakeholders.

FINANCIAL AND OPERATING RESULTS. Strong sales for most products resulted in Group revenue rising by 44 per cent from R2,8 billion to R4,0 billion. Cost of sales increased by 43 per cent to R3,0 billion. Gross operating profit increased by 47 per cent to R1 062 million (30 June 2001: R723 million) and profit before tax and exceptional items by 21 per cent to R694 million (R572 million). Headline earnings reduced from R281 million to R204 million due to Chambishi's poor operating performance.

After the Chambishi write down, and gains on disposals, the Group made a loss after exceptional items and taxation of R866 million as opposed to a profit of R281 million the previous year.

It is an indication of the strength of the Group's South African operations that if Chambishi had broken even, as planned (i.e. no profit or loss), the Group would have achieved headline earnings of R425 million, representing a year-on-year increase of 51 per cent.

Contribution to Avmin's headline earnings:
Year ended 30 June 2002


RAND MILLION
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-221
Cobalt/
copper
Nickel
122
Precious
metals
21
Ferrous metals
270
Corporate,
exploration
and other
12
Total
204

The most significant operational features of the year were:

Assmang had a record year with headline earnings rising by 92 per cent to R443 million. The weaker rand, improved volumes for most commodities, continued cost containment and better operating efficiencies all contributed to this increase. The new R375 million, 54MVA chrome furnace and 350 000 tons per year pelletising plant were commissioned during the year and are operating well. The new R517 million shaft at the Nchwaning manganese mine is within budget and on schedule for commissioning before December 2003.

Assmang increased its contribution to Avmin's headline earnings from R153 million to R270 million, a 76 per cent increase.

Avgold's Target gold mine was commissioned in the last quarter within its R2,1 billion budget. As the start-up issues are progressively resolved, Avgold is expected to become a major cash contributor to the Company. The ETC gold mining complex restructuring, aimed at enhancing future grades, was also completed in the past year.

Avgold's contribution to Avmin's headline earnings was R21 million (R39 million).

The **Two Rivers Platinum (Proprietary) Limited** (Two Rivers) project feasibility report is due for completion in October 2002 for issue to the partners, Avmin (55 per cent) and Impala Platinum Holding Limited (45 per cent). Two Rivers is at an advanced stage of discussion with a view to introducing a black economic empowerment partner into this new venture. In projecting the project's future profitability, the effect of the fall in platinum group metals (PGM) prices over the past year has been offset by the weaker rand.

Chambishi had a very disappointing year over and above the partial asset write down. The roaster circuit, which toll treats customers' concentrates, operated well, but the new smelter circuit did not. Furnace availability was only 65 per cent, design power input levels were never achieved and as a result only 1 100 tons of cobalt were produced from the 4 500 ton per year facility. The furnace cooling system and refractory linings were redesigned and have been installed. The furnace re-commissioning is advanced and is building up to achieve design output levels before December 2002. Current performance at 30MW and 70 per cent capacity is ahead of expectation.

Chambishi reduced Avmin's headline earnings to the extent of its loss of R221 million (R64 million – loss).

Nkomati nickel mine performed well throughout the year. The 11 per cent reduction of profit before tax at R221 million is attributable to reduced US dollar commodity prices earlier in the year as well as significant off-mine US dollar costs, which were adversely affected by the currency fluctuation. The expansion feasibility report was completed and is being evaluated by the two partners, Avmin (75 per cent) and Anglo American (25 per cent).

Nkomati contributed R122 million (R130 million) to Avmin's headline earnings.

GROUP FUNDING. We remain concerned about the Group's US dollar loan exposure and the year end net gearing level of 42 per cent, which was after investment disposals of R1 145 million. As a result, within Avgold, we are considering refinancing the US$35 million loan facility into rands. Operational cash flows and other profit generation will be utilised to reduce the current gearing level. Options to reduce debt levels further are continuously being considered.

HEDGING. A formal hedging policy has been adopted for the Group. The hedging policy has as its primary focus the reduction of risk. Avmin's policy is not to utilise exotic hedging instruments or engage in financial speculation. Hedging is aligned with forecast monthly production based on plans approved by the board.

In terms of bank covenants, Avgold has entered into gold hedges covering 60 per cent of its planned production over the next four years during repayment of the R300 million and US$35 million combined loan raised to complete the development of the Target mine. None of Avgold's hedge agreements are subject to margin calls.

There are no other hedges in the Avmin Group at this time.

SUSTAINABLE DEVELOPMENT. Safety, health and the environment: We report with regret that one fatal accident occurred within the Group during the year: Mr Aaron Ndhlovu died of injuries from a fall of ground at ETC. Mr Ndhlovu's death is viewed as a tragedy.

Despite this incident, the Avmin Group has achieved a reducing trend of reportable injuries and lost day injury rates over the last five years. Avmin continues its endeavours for safety to remain an imperative and that it is foremost in the minds of all employees.

The Group continues to give priority to the HIV/AIDS issue. Various initiatives are underway to counter the effect of this pandemic: prevalence testing has been completed throughout the Group and a comprehensive management plan devised, which is well into its implementation phase. An education process is underway to promote HIV/AIDS prevention, as it is vital to ensure that employees who are HIV negative remain so. A key advantage of Avmin's comprehensive plan, which places emphasis on voluntary counselling and testing, is that it promotes individual behavioural change that is essential to turn the tide of this epidemic.

Avmin fully recognises the need to monitor, manage and reduce environmental impacts that the various business units may have on the communities in which the Group operates. Avmin has formulated guidelines to encourage new initiatives and to assist operational management in the implementation of this important part of the Group's key performance areas. The independent project within the Mining, Minerals and Sustainable Development grouping, in which Avmin has played a role, is beginning to produce results. This project is aimed at assessing the role that the mining, minerals and metals industries can play in contributing to a more sustainable future. The harsh realities of this were brought to the world's attention during the World Summit on Sustainable Development (the Summit) held in Johannesburg during August 2002 where business, labour, governments and civil society worked together to evolve a plan for a better global environment.

The Avmin Group was a proud participant at the Summit, and in a small way, played a part to ensure the triumph of the vision of sustainable development.

More detail on Avmin's activities are contained on pages 24 to 26, and in our Sustainable Development Report, 2002, which outlines the actions that the Group is taking to contribute towards a sustainable future.

MINERAL AND PETROLEUM RESOURCES DEVELOPMENT BILL. The new Minerals and Petroleum Resources Development Bill (the Bill) was presented to Parliament in June 2002 with two additional key inputs being awaited: the Socio Economic Empowerment Charter, which will set the framework, targets and timetable for meaningful economic empowerment in the industry; and the Money Bill, which will regulate royalties payable by the South African mining industry to the State.

Avmin is working through the Chamber of Mines of South Africa to engage in dialogue to arrive at practical legislative proposals that will allow us to adapt to the new industry structure. In relation to this, the Group has been working for some time on black economic empowerment transactions that will make positive contributions towards transformation of the South African mining industry and minimise value loss to existing stakeholders. The consummation of these transactions awaits clarification of the regulatory environment over the coming months.

DIVIDENDS. In terms of bank covenants, no dividends were declared for the year ended 30 June 2002.

DIRECTORATE AND STAFF. During May 2002, Mr Kennedy Maxwell announced his retirement as chairman, effective 30 June 2002, and Mr Rick Menell was appointed as his successor. Ken has agreed to remain a non-executive director and continues to chair the audit and remuneration committees. On behalf of the board, we express our appreciation for Ken's expertise, guidance and commitment to the Company during his term of office as chairman. Mr David Murray, previously Avmin's chief operating officer, has succeeded Rick as the Company's chief executive officer.

Following the introduction of Anglo American as a major shareholder, Messrs David Barber, Philip Baum and Barry Davison were appointed non-executive directors and Mr William (Bill) Nairn as Barry's alternate. We have welcomed their prudent guidance during the last few meetings of directors and look forward to their continued involvement. Dr Vincent Maphai, a board member since 1998, decided to resign during the year as a result of his varied and extensive external commitments. Together with the rest of the board we thank him for his contribution.

The Group's 5 300 employees have responded very well to all the challenges that the Group faced during the past year and we wish to thank them for their efforts. We look forward to their continued focus during the forthcoming year.

FUTURE OUTLOOK. Avmin faces another challenging year. World commodity prices are not expected to be materially higher than at present and the exchange rate future is uncertain. The major challenges ahead for the Company are to achieve Chambishi's performance targets on an ongoing basis and to ensure that design output levels at the Target gold mine are sustained. Earnings growth for the current year will depend on meeting these challenges and also, to a large extent, on the rand/US dollar exchange rate remaining at current or weaker levels, as well as a recovery in the cobalt price from the current level of US$7,00/lb.

Rick Menell
Chairman

David Murray
Chief executive officer

27 September 2002



Assmang chrome division's new 54MVA furnace and 350 000 tons a year pelletising plant have been commissioned and are operating near design levels.

Assmang Limited, 50 per cent owned by Avmin, operates in three divisions – manganese, iron ore and chrome. Its manganese ore and iron ore mining operations, Nchwaning and Beeshoek, are in the Northern Cape. Manganese alloys are produced at the smelting and refining facilities in KwaZulu-Natal. Chrome ores are mined at the Dwarsrivier mine in Mpumalanga, and chrome alloys are produced at the nearby Machadodorp works.

FERROUS METALS – ASSMANG. Assmang Limited's (Assmang) headline earnings increased, by 92 per cent, to R443 million from R231 million. A weakening South African rand/US dollar exchange rate was the main contributing factor to this increase. Good cost containment and improving efficiencies also contributed to the higher earnings. The restructuring of the businesses into three distinct operating entities: manganese, iron ore and chrome continued during the year.

Revenue rose to R2,8 billion (R1,9 billion) and cost of sales were R1,9 billion (R1,4 billion).

MANGANESE. The Nchwaning and Gloria mines had a pleasing year with a contribution to Assmang's overall operating profit of R582 million, which also included proceeds from the manganese alloy smelter. Manganese ore sales, excluding sales to the smelter, were higher at 993 000 tons (979 000 tons). This was a satisfactory achievement, considering distances between the shaft and underground workings are increasingly testing the Nchwaning mine's infrastructure. Manganese alloy sales were lower at 187 000 tons (193 000 tons) as a result of market conditions.

An area of concern has been the deteriorating condition of rail and harbour infrastructure in South Africa for the handling of manganese ores and alloys. Discussions will be held with the authorities on these issues during the current year.

IRON ORE. Sales rose to 4,8 million tons (4,3 million tons) as the benefits of the new jig plant and improved operational efficiencies came into effect.

CHROME. The Dwarsrivier chrome ore mine completed its first full year of production, delivering the planned tonnages to the ferro-chrome smelter. These works were upgraded during the year leading to significantly higher alloy sales at 190 000 tons (125 000 tons). The ramp up of production to installed capacity levels of some 300 000 tons of ferro-chrome per annum is in progress.

PROJECTS. Assmang continued its significant capital expenditure programme spending R372 million (R626 million) during the year, the majority on its two major projects: the new manganese shaft at Nchwaning and the chrome alloy smelter. Assmang has spent R1,8 billion over the last five years on re-capitalising and expanding its businesses.

Progress on the development of the R517 million Nchwaning decline shaft system has been satisfactory and the project is ahead of schedule and within budget. The development of the shaft was completed on 27 June 2002 and equipping has commenced. It is expected that the shaft will be commissioned before December 2003. The operational life of Assmang's manganese deposit will be extended by over 20 years and mechanised mining will result in a lower operating cost.

The chrome division's new R375 million, 54MVA furnace and a 350 000 tons a year pelletising plant were commissioned during the year under review. The furnace is currently operating near design levels. Ferro-chrome sales are expected to improve during the current financial year to a level of 230 000 tons and increase to a maximum of nearly 300 000 tons per annum in future years. Another important focus for the current year will be to complete the design and feasibility study of a one million ton a year, run-of-mine, underground chrome mine at Dwarsrivier.

FUTURE GROWTH. Assmang is anticipating significant capital expenditure in future years on current and additional growth projects. These include the completion of the Nchwaning shaft, the construction of the underground mine at Dwarsrivier, and the conversion of one of the furnaces at the chrome division to 30MVA. Capital has also been allocated within the manganese division to enhance alloy production technology, thereby improving operating margins.



Target gold mine's new, fully automated, metallurgical plant was successfully commissioned in the last financial year and is operating to its intended capacity.

The precious metals division comprises:

- **Avgold Limited, 56 per cent owned by Avmin, which operates the ETC gold mining complex near Barberton in Mpumalanga Province and the new Target gold mine in the Free State. The latter commenced operating during May 2002. Avgold is also conducting a surface exploration drilling programme on an extensive gold resource in the northern Free State.**
- **Two Rivers Platinum (Proprietary) Limited, 55 per cent owned, which was recently formed following the acquisition of the platinum group metal (PGM) rights, from Assmang Limited, on the farm Dwars Rivier.**

PRECIOUS METALS – AVGOLD. Avgold Limited's (Avgold) headline earnings for the year ended 30 June 2002 were R36 million (R39 million) or 5 cents a share (7 cents a share). Following the commissioning of Target mine in May 2000, total gold sales for the year increased to 4 179kg (2 842kg), the average yield was 8,56g/t (9,18g/t), and the cash cost was R64 277/kg (R58 698/kg), or US$198/oz (US$241/oz). The average gold price received during the year was R86 794/kg (R76 586/kg), or US$306/oz (US$315/oz).

Revenue for the year was R364 million (R218 million), with costs and expenses rising to R346 million (R190 million). This resulted in an operating profit of R17 million (R28 million). Unrealised foreign exchange gains increased income before taxation to R41 million (R39 million). Earnings, after a taxation charge of R5 million (nil), were R36 million (R39 million).

TARGET. Target commenced mining operations in May 2002. Underground start-up issues, mainly the difficulty of separating development material from mined reef due to an incomplete rock pass system, resulted in less than planned reef being delivered to the new plant. This is currently being addressed. On commissioning, Target's new mill experienced minor problems, which have now been resolved. Gold sales for May and June 2002 totalled 1 374kg and Target's cash costs averaged US$156 an ounce of gold. Target's capital expenditure for the year amounted to R405 million (R586 million) and the project has been completed within its R2,1 billion budget.

ETC. ETC finalised a restructuring process during the year. The use of the Fairview mine infrastructure to access the Sheba orebody and the focus on mining higher grade reserves were accomplished towards the end of the year. After various infrastructure changes, the planned mining grades were achieved at Sheba and Fairview, while the New Consort mine improvement will be evident in the new financial year.

It is expected that ETC will shortly obtain the approval of its environmental management programme, which will enable a permanent mining licence to be issued.

ETC's three mines – Sheba, New Consort and Fairview – milled a total 315 523 tonnes (309 506 tonnes) for the year at an average yield of 8,89g/t (9,18g/t). Gold sales were lower at 2 805kg (2 842kg) and the cash cost increased to R69 805/kg (R58 698/kg), but declined in dollar terms to US$215/oz (US$241/oz). A total of R17 million (R19 million) was spent on capital expenditure.

NORTHERN FREE STATE EXPLORATION. The surface exploration drilling programme in the northern Free State on the adjoining Paradise property, north of Target, has been completed. The results to date have proven that the Eldorado fan extends northwards and have delineated important geological structures. The ore resource model is currently being updated for Paradise and Target, and this information will be published during October 2002.

HEDGING. At year end, Avgold's hedge book represented 60 per cent of forecast gold production for the next 48 months to June 2006 and had a negative mark-to-market value of R873 million, calculated on a gold price of US$314,25/oz and an exchange rate of US$1,00:ZAR10,25. These hedges were established as a requirement of the five-year term loan arranged for the Target mine and are unmargined.

PRECIOUS METALS – TWO RIVERS PLATINUM (PROPRIETARY) LIMITED (Two Rivers). The feasibility study is at an advanced stage on this platinum group metals (PGM) resource that was recently acquired by Avmin and its partner, Impala Platinum Holdings Limited. It is envisaged that a decision to proceed with a 200 000 ounce a year PGM mine could be made during the current financial year. Discussions are advanced to secure an empowerment partner for this project.



A decision was made in the previous year to replace the Chambishi Metals furnace cooling system and refractory lining. Commissioning of the re-designed furnace is underway.

Chambishi Metals plc, 90 per cent owned by Avmin and based in Zambia, is in the process of building up its production to become one of the world's largest primary cobalt producers, recovering this product and copper, from its own 20 million ton dump resource. This will be achieved when the refurbished smelter and downstream processes ramp up to full production during calendar year 2002.

CHAMBISHI METALS PLC (Chambishi) experienced a difficult year with furnace availability at only 65 per cent. The new smelter was first commissioned during the first quarter of the calendar year 2001. In November 2001, following a second refractory lining failure, a decision was made to contract a Canadian company to redesign the furnace cooling system and refractory lining. The redesigned furnace is currently being commissioned and full output levels are expected during December 2002. The designed smelter capacity exceeds 4 500 tons of cobalt a year and Avmin is confident that management at the plant has the ability to achieve this target and operate the plant to its intended efficiency.

PRODUCTION. During the year under review, 3 700 tons of cobalt were produced from the toll refining roaster operation and the smelter. Although the roaster operated well, the smelter did not. As a result of the poor smelter output and lower average cobalt prices of US$7.56/lb (US$11.37/lb), Chambishi recorded a pre-interest operating loss of US$12 million (US$11 million – loss) and a post interest loss of US$19 million (US$12 million – loss) for the year under review.

On 29 January 2002, Avmin announced a partial write-down on its Chambishi investment. The impact of the various technical problems, the effects of an unexpected decline of the cobalt price from US$11/lb to US$7/lb and weaker economic fundamentals for base metal markets, resulted in a partial write-down of R1 619 million in relation to these assets. The Avmin board and the Company's independent auditors reviewed the assumptions and the calculations and deemed the residual value of US$70 million reasonable and appropriate.

Inclusive of the write-down, Chambishi's overall earnings loss for the year was US$195 million.

CHALLENGES. The major strategic challenge for this financial year is to ensure the successful recommissioning of the furnace and its optimal operation. Once achieved, the focus will be on cobalt recovery optimisation, reducing downtime and decreasing operating costs.

The decision by other Zambian-based Copperbelt operators to re-evaluate their activities has necessitated a revision to Chambishi's toll refining strategy. The sourcing of toll feed material from the nearby Baluba mine, currently in receivership, is being evaluated as are possibilities within the Democratic Republic of Congo.



Nkomati mine, originally designed as a 10 000 ton a month run-of-mine operation, averaged 22 000 tons a month over the previous financial year at a competitive cash cost of US$0.32/lb of nickel produced.

BEST AVAILABLE COPY

Avmin's 75 per cent held Nkomati mine, South Africa's only primary nickel producer, is located near Machadodorp in the Mpumalanga Province. The mine also produces copper, cobalt and platinum group metals as by-products.

NKOMATI MINE received lower United States dollar prices for its products compared to last year, but the weaker rand, especially during the first half of the financial year and a maintained overall yield enabled the mine to perform in line with the previous year.

SALES TONNAGES. The mine milled 255 000 tons (280 000 tons) of ore, producing 46 000 tons (41 000 tons) of concentrate at an average nickel grade of 9,33 per cent (10,47 per cent). Last year's nickel head grades averaged 1,9 per cent for the year and it was planned that the mine would continue operating in lower grade areas for the majority of the 2002 financial year. However, an average grade of 2,2 per cent was achieved, demonstrating the quality of the MSB orebody mined. The mine is currently operating to its maximum design capacity at an average 22 000 tons of run-of-mine ore a month and the objective is to maintain the overall nickel grade, while keeping costs at current levels. The mine has an operating life of some five years, but this may be extended depending upon a decision whether to proceed with the significant expansion possibility.

The metallurgical recovery was 78 per cent and the mine sold a slightly lower 3 900 tons (4 000 tons) of nickel. Nkomati also sold 3 000 tons (2 500 tons) of copper, 52 tons (54 tons) of cobalt and 35 000 ounces (32 600 ounces) of platinum group metals (PGMs). PGMs, copper and cobalt contributed 42 per cent of the mine's total revenue. The nickel price averaged US$2,69/lb (US$3,28/lb) during the year.

FINANCIAL RESULTS. The mine's revenue for the year was unchanged at R435 million and cost of sales rose to R218 million (R187 million). This increase was mainly attributable to significant off mine costs, incurred in US dollars, which were adversely affected by currency fluctuations. As a result, operating profit declined to R209 million (R241 million) and after adding other income, mainly interest received, profit before tax was lower, year-on-year, at R221 million (R249 million).

The cash cost of producing nickel, net of by-products, was US$0,32/lb (minus – US$0,82/lb). Last year's cash cost to produce nickel was negative as a result of strong PGM prices.

EXPANSION. The feasibility study to significantly expand the mine has been completed and presented to the joint venture partners, Avmin and Anglo Operations Limited. The total cost of the proposed expansion is expected to exceed R2 billion. The plan seeks to produce about 16 000 tons of refined nickel annually, some 9 000 tons a year of refined copper, 900 tons of cobalt oxides and nearly 100 000 ounces of PGMs for toll refining. The run-of-mine feed will be from both open pit and underground operations.

Environmental and mining permits are currently being procured.

MINERAL RESOURCES AND RESERVES

Avmin's method of reporting mineral resources and mineral reserves conforms to the South African Code for Reporting Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Institute of Mining and Metallurgy Joint Ore Reserves Committee Code (JORC Code).

The convention adopted in this report is that mineral resources are reported exclusive of that portion of the total mineral resource converted to a mineral reserve. Underground resources are in-situ tonnages at the postulated mining width, after deductions for geological losses and pillars. Resources from dumps are estimated as in-situ tonnages.

Underground mineral reserves reflect milled tonnages while surface mineral reserves are in-situ tonnages. Both are quoted at the grade reporting to the mill.

The evaluation method is generally ordinary kriging with mining block sizes ranging from 20*20 square metres to 100*100 square metres. The thickness varies from 1,0 to 2,5 metres. Inverse distance is used in a few instances and with similar block sizes. The Sichel-t estimator is often applied in gold exploration projects.

A gold price of R88 000/kg was utilised to arrive at the pay-limits for the gold operations. The mineral resources of these properties are reported at gold cut-off grades ranging from 2,0g/t to 3,0g/t.

For Nkomati a cut-off grade of 0,3 per cent nickel or higher was applied while for Chambishi 0,5 per cent cobalt was used. The mineral resources and reserves for the remaining commodities are reported at current contract grades or at guaranteed minimum grades, whichever relevant.

The competent person with overall responsibility for the compilation of the mineral reserves and resources is Dr FA Camisani-Calzolari, PrScNat. He is a private consultant employed by Avmin.

The following competent persons were involved in the calculation of mineral resources and reserves. They are employed by Avmin or its subsidiaries, unless otherwise stated:

Resources
M Burger, PrSciNat
RM Carey, PrSciNat
LAD Carter*, MGASA
F Chadwick, PrMs
A du P Ferreira, PrSciNat
R Hornsey, PrSciNat
RP le Roux, PrSciNat
Dr WD Northrop, PrSciNat
A Pretorius, PrSciNat
CL Robus, PrSciNat
CN Rippon, PrSciNat
RF Tucker, PrSciNat
P van der Merwe, PrSciNat
R van der Westhuizen, PrSciNat
J Vieler*, PrSciNat
JAS Woolfe, PrSciNat

Reserves
FW Chadwick, PrMs
CP de Villiers, PrEng
VG Duke, PrEng
A Durrant, NHD.Met.Min
F Hardy, NHD.Met.Min
D Heyl, PrEng
N Horswell, PrEng
N Muller, PrEng
A Mostert, PrMs
N Schwab, PrEng

* *Private consultant*

Most of the competent persons are members of either SACNASP, ECSA or PLATO and have in excess of five years' experience relevant to the style of mineralisation and type of deposits under consideration.

Snowden Mining Industry Consultants and Steffen Robbertson and Kirsten (SRK) have audited the resources and reserves of some operations.

Maps, plans and reports supporting resources and reserves are available for inspection at Avmin's registered office and at the relevant mines.

DEFINITIONS

The definitions of resources and reserves, quoted from the SAMREC Code, are as follows:

A **'mineral resource'** is a concentration [or occurrence] of material of economic interest in or on the earth's crust in such form, quality or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

An **'inferred mineral resource'** is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **'indicated mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'measured mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **'mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

A **'probable mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **'proved mineral reserve'** is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Dr FA Camisani-Calzolari
August 2002

Summary of mineral resources and mineral reserves

AVGOLD

GOLD	Tons	g/tAu	Moz
Proved mineral reserves	6 507 000	10,40	2,18
Probable mineral reserves	10 276 000	3,67	1,21
Measured mineral resources	8 010 000	6,16	1,59
Indicated mineral resources	*88 341 000	7,37	20,94
Inferred mineral resources	*263 794 000	6,74	57,20
Total mineral reserves	16 783 000	6,28	3,39
Total mineral resources	360 145 000	6,88	79,72

The mineral resources for the Paradise property, immediately north of the Target mine, are being revised following completion of the surface drilling programme. The results will be published during October 2002.

ASSMANG

Beeshoek

IRON	Tons	%Fe
Proved mineral reserves	449 800 000	64,63
Measured mineral resources	262 100 000	65,03
Indicated mineral resources	75 400 000	64,87
Inferred mineral resources	166 100 000	64,59
Total mineral reserves	449 800 000	64,63
Total mineral resources	503 600 000	64,86

Nchwaning

MANGANESE	Tons	%Mn	%Fe
Proved mineral reserves	6 900 000	46,33	9,68
Measured mineral resources	80 600 000	44,59	9,18
Indicated mineral resources	14 700 000	47,72	12,66

Gloria

MANGANESE			
Proved mineral reserves	5 100 000	39,09	4,65
Measured mineral resources	1 100 000	37,32	4,79
Indicated mineral resources	32 500 000	38,62	7,03
Inferred mineral resources	87 000 000	38,62	7,03

Nchwaning and Gloria

Total mineral reserves	12 000 000	43,25	7,54
Total mineral resources	215 900 000	41,46	8,20

Dwarsrivier

CHROMITE	Tons	$\%Cr_2O_3$	%FeO
Proved mineral reserves	11 346 000	39,70	23,61
Probable mineral reserves	14 600 000	40,59	23,62
Measured mineral resources	4 181 000	39,66	23,68
Indicated mineral resources	8 298 000	40,60	23,63
Inferred mineral resources	93 660 000	40,18	23,60
Total mineral reserves	25 946 000	40,20	23,62
Total mineral resources	106 139 000	40,19	23,61

CHAMBISHI METALS

COBALT	Tons	%Co	%Cu
Proved mineral reserves	1 452 000	1,40	1,10
Probable mineral reserves	18 347 000	0,67	1,09
Indicated mineral resources	1 000 000	0,86	1,11
Total mineral reserves	19 799 000	0,73	1,09
Total mineral resources	1 000 000	0,86	1,11

AVMIN

Nkomati

NICKEL	Tons	%Ni	%Cu	%Co	g/tPt	g/tPd
Proved mineral reserves	1 121 000	2,20	1,19	0,10	1,65	4,11
Indicated mineral resources	121 200 000	0,48	0,19	0,03	0,27	0,72
Inferred mineral resources	467 000	1,52	0,57	0,07	0,23	0,58
Total mineral reserves	1 121 000	2,20	1,19	0,10	1,65	4,11
Total mineral resources	121 667 000	0,48	0,19	0,03	0,27	0,72

Nkomati

CHROMITE	Tons	%Cr_2O_3	%Ni
Indicated mineral resources	50 000 000	25,48	0,19

TWO RIVERS PLATINUM

A feasibility study is presently being undertaken on this project, an integral part of which is a mineral resources and mineral reserves statement, which is being finalised.

Note: *Resources and reserves are quoted in metric tons.*

Au	*gold*
Co	*cobalt*
Cu	*copper*
Cr_2O_3	*chrome oxide*
Fe	*iron*
FeO	*ferrous oxide*
Mn	*manganese*
Ni	*nickel*
Pt	*platinum*
Pd	*palladium*

CORPORATE SUSTAINABLE DEVELOPMENT

THE WORKING ENVIRONMENT

Avmin seeks to develop and retain its staff through the provision of an equitable, safe and healthy work environment.

EMPLOYMENT EQUITY

Avmin has a transformation committee chaired by the Group's chairman to define the Company's targets and strategy for meaningful transformation. The committee met regularly throughout 2002 to set targets for Avmin. National and industry demographics and Group profiles were reviewed. Group succession plans were scrutinised to identify positions pledged for employment equity placements and Group targets were identified per level including the composition of the board of directors.

Operations have set out their own strategies for the achievements of the targets and report half-yearly on progress against plan.

In compliance with section 22 of the Employment Equity Act (EE), the table below applies to the 4 680 South African Group employees and summarises the progress reports submitted to the Department of Labour, detailing the occupational categories as at 30 June 2002 compared to the 2004 target.

Occupational categories	30 June 2002			Target 2004	
	Male White	Designated groups	% EE	Male White	Designated groups
Legislators, senior officials and managers	72	10	12	80%	20%
Professionals	175	50	22	60%	40%
Technicians and associate professionals	308	153	33		
Clerks	32	210	87		
Service and sales workers	3	29	91	20%	80%
Skilled and agricultural and fishery workers	–	2	100		
Craft and related trade workers	284	231	45		
Plant and machine operators and assemblers	164	1 605	91		
Elementary occupations	14	821	98		

SAFETY, HEALTH AND THE ENVIRONMENT (SHE) REVIEW

The Avmin Group sustainability strategy provides a general framework. In addition, each operation is allowed a large measure of flexibility, enabling it to refine its own SHE and community strategies to meet local needs, or to take into consideration special requirements imposed by particular processes or conditions.

Avmin has this year produced a separate "Sustainable Development Report – 2002", that addresses:

- Safety
- Health
- HIV/AIDS
- Environment
- Community development

The abovenamed document accompanies this report for the information of shareholders. The Group's activities for safety, occupational health and the environment are therefore only summarised in this annual report.

As SHE activities are key considerations throughout Avmin, the achievement of high and improving standards in these areas are an integral part of all planning, construction and operational areas.

Principles guiding this policy include traning for all employees with regard to the identification and minimisation of job related SHE risks. As risks are identified, they are dealt with. SHE audits are undertaken regularly, systematically and with the appropriate representative participation.

Avmin's vice president and Avmin's general manager in charge of the SHE portfolios are jointly responsible for the development and implementation of a workable, comprehensive sustainability strategy, and for ensuring that legal compliance is achieved throughout the Group's operations. Avmin's SHE committee reviews the Group's progress on a quarterly basis, comparing its performance in the areas of safety, health and the environment with international best practice.

Safety. The Company deeply regrets that the Group had one fatality during the year at its ETC mine caused by a fall of ground.

Avmin's safety statistics show a dramatic improvement over the past year, largely as a result of increased participation of employees, employee representatives and contractors. The Lost Day Injury Frequency Rate (LDIFR) and Severity Ratio (SR) for the Group reduced by 24,2 per cent to 8,4 and 16,6 per cent to 9,5, respectively, compared to the previous year. The total injury frequency rate (TIFR) reduced by 38,5 per cent. Further details can be ascertained from the accompanying Sustainable Development Report.

Health. Audiometric screen tests have been conducted throughout the Group to assess the status of hearing among employees, resulting in 76 employees being referred for additional tests. These additional tests indicated that the hearing of 21 of these employees had been impaired and they qualified for work-related loss of hearing compensation.

Avgold referred 21 employee pulmonary tuberculosis cases to the Medical Bureau for certification and compensation. Thirteen cases of silicosis were also referred to the Bureau. Five cases of pneumoconiosis were diagnosed at Target mine and at ETC another was referred for compensation.

HIV/AIDS. Recognising the inherent dangers that the HIV/AIDS epidemic has, and will have, on the productivity and prosperity of the Group, Avmin has devised a strategy to control the impact of the disease on its operations. Avmin is very aware of the psychosocial needs of its workforce and the humanitarian aspects of providing help and support to those employees and their families stricken with HIV/AIDS. All research findings indicate that early treatment improves the quality and length of life.

Avmin's board of directors fully supports this strategy, and is committed to introducing measures that promote both business sustainability and humane working conditions in the face of the HIV/AIDS epidemic. The primary aim of the strategy is to prevent new infections and provide a high level of care for those already infected.


Strategy and management
Prevention
Employees living with HIV
Benefits
Continued employment
Testing and tracking

The graphic above shows the key elements to Avmin's HIV prevention strategy. Planned outcomes for each of these elements have been prescribed for all operations.

Environment. Mining by its very nature impacts on the environment. The policy that Avmin has adopted is to manage the impact of its activities on the environment as it works to meet and, in some cases exceed, legal requirements.

To enhance the Group's environmental performance, it seeks the active participation and involvement of stakeholders and undertakes a process of regular internal and external audits at all operations. In addition, it is Avmin's intention to implement an environmental management system that fulfils the requirements of the International Standard ISO 14001 at all of its operations. Several of the operations have already achieved this standard.

The Group spent in excess of R16 million on rehabilitation and environmental issues during the financial year funded from capital, operating expenditure and trust funds. All Avmin operations were affected, with major expenditure being incurred at Assmang: manganese alloys (Cato Ridge works), Assmang: iron ore (Beeshoek mine) and Avgold. Details of awards and progress are to be found in The Sustainable Development Report.

INVESTMENTS IN THE COMMUNITY

Avmin initiates, supports and actively participates in programmes that seek to improve the quality of life of communities in South Africa. To this end partnerships are sought with government and non-governmental organisations at national and provincial levels. Avmin endeavours to uphold people's rights to initiate and participate in their own development.

The key strategies are to concentrate available resources on a few initiatives within identified focus areas, to achieve maximum positive and sustainable impact. Projects are managed for accountability.

Avmin employees are actively encouraged to participate in the Group's community development programmes. This encouragement can also extend beyond the Group's programmes, into projects in which employees have become involved in their private lives. The key focus areas are:

- Education – about 45 per cent of 2002's budget was devoted to education projects. Avmin is targeting educator training and support at primary and secondary levels in mathematics, science and technology.
- Work creation – 35 per cent was spent on projects that offer opportunities for the poor and unemployed to earn a living. The targeted groups are women and the out-of-school youth.

Avmin concentrates its resources where a target group needs and wants the intervention, and is an active participant at all stages to meet a specific measurable need of a particular community. Progress is measured during the project on the target group's lives and beyond. Sound financial reporting and governance are pre-requisites for any project that Avmin supports.

Avmin annually commits a portion of its before tax earnings to its community investment programme. These funds are divided between all operations, focusing on their immediate communities, and the Group's national programmes. Some examples of these key areas include:

Maths Centre for Professional Teachers (the Centre). The Centre has for many years trained and supported teachers in effective methods for teaching mathematics at primary schools.

In recent years, driven by demand, the Centre has developed materials and training programmes for teachers at secondary education level and is servicing most parts of the country through their provincial training/resource centres.

Avmin continues to support the Centre's development of teaching and learning aids used in the Centre's projects nationwide.

Sparrow Ministries – Rainbow Village. The village is an initiative of Sparrow Ministries. When complete it will consist of about 50 accommodation clusters housing more than 200 individuals that find themselves homeless largely as a result of their HIV status.

In addition to providing accommodation, the village will also have a number of clusters dedicated to work and income generation for the residents and the village's own sustainability.

Avmin has supported this project for the past few years, providing funds for some of the buildings as well as furnishings and equipment.

Pfuxanani Youth Centre. The centre was built with funding from the Department of Public Works. Pfuxanani has grown from an organisation that focused on taking young people off the streets through temporary diversions, to one that provides skills training and more long-term solutions to problems of unemployment and illiteracy. In recent years, Avmin has supported the training of 50 home based care-givers, as well as the beginnings of a food gardening project

Siyazisiza Trust – Maputaland integrated rural development programme. Maputaland is in northern Kwa-Zulu Natal, an area with little economic activity, and is thus severely under-resourced. Siyazisiza Trust has successfully facilitated the training of people and establishing a number of income generation projects.

By the end of June 2001, when Avmin's grant period ended, more than 700 individuals had participated in various sustainable projects with the participants and their families continuing to support themselves through this initiative.

Rekgutlile Temong Agricultural Association (the Association). The Association originally comprised 65 families living and working on farms in the Delmas area, Mpumalanga Province. With funds granted by the Department of Land Affairs, these families purchased agricultural land on which they grow vegetables (see below) and undertake dairy farming.

Avmin's support has helped:

- train 20 members in dairy and vegetable production;
- purchase and repair equipment, purchase seeds and implements for vegetable production; and
- purchase a computer for record keeping and general administration purposes.



Wolanani. This programme consists of counselling/support groups, lobbying for fair treatment, and work creation for those women living with HIV/AIDS. Avmin has paid for the training of 25 women in the production of crafts which they sell for a living. A further 15 women have been trained as home-based care givers.

Further corporate community interventions are reflected in the Sustainable Development Report.

INVESTMENT IN BUSINESS COMMUNITY INITIATIVES

A growing economy will provide sustained improvements to the lives of the majority of South Africans. To this end the Business Trust (the Trust) is an initiative of the South African business community in working in partnership with government to undertake targeted job creation and capacity building programmes. The Trust's objectives are to bring the resources and skills of business to bear on the development challenges, as directed by government priorities, and in the process enhance trust and co-operative relations between business and government.

The Trust works closely on various programmes with the Departments of Education, Environmental Affairs and Tourism, Labour, and Safety and Security.

Avmin has participated in the funding of the Trust and its leadership.

CORPORATE GOVERNANCE

The Anglovaal Mining Group has strong commitments to a wide range of corporate governance practices. The directors of Avmin are ultimately accountable to shareholders and have a responsibility, both collectively and individually, to ensure that a high standard of corporate governance is maintained.

KING CODE OF CORPORATE PRACTICE AND CONDUCT. The board of Avmin is committed to maintaining the standards of integrity, accountability and openness advocated in the King Report on Corporate Governance (King I Report) and is working towards the attainment of the succeeding King II Report requirements. The latter's requirements should be met by 31 March 2003.

CODE OF ETHICS. The Company is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. All directors and employees are required to maintain the highest ethical standards to ensure that the Company's business practices are conducted in a reasonable manner and to act in good faith and in the interests of the Company. The Company is undertaking the codifying of its standards in a code of ethics as part of the process of complying with the requirements of the King II Report.

BOARD OF DIRECTORS. The board consists of 13 directors; comprising the chairman, an executive director, four independent non-executive directors and seven non-executive directors. The directors' diverse skills and expertise are reflected on pages 6 and 7.

As of 1 July 2002, Rick Menell was appointed chairman of Avmin, following the resignation of Ken Maxwell as chairman. David Murray simultaneously assumed the position of chief executive officer.

The board met on seven occasions during the 2002 financial year. The board has reserved certain powers to itself with the chairman ensuring that policies are adhered to and that corporate governance is consistently applied and promoted. The chairman is responsible for the attainment of the strategic objectives set by the board.

The Company's articles of association stipulate that the maximum term of office of a director is three years. One-third of all directors retire by rotation annually and, if eligible for re-election, their names are submitted for election at the annual general meeting. All directors who were appointed subsequent to the last annual general meeting are required to seek election at the following annual general meeting.

None of the members of the board have service contracts with the Company other than Ken Maxwell and Brian Menell whose consulting contracts extend until 31 December 2002. All members have access to the advice of the company secretary and are entitled to seek independent professional advice about the affairs of the Company and at its expense.

The directors' fees and attendance fees payable to the chairman and directors were reviewed during the year and increases payable from 1 July 2002 are recommended for adoption at the annual general meeting. It is felt that fees need to be increased so as to attract, retain and motivate members of the board. The fees were last increased three years ago. Full details are contained in the notice of annual general meeting on page 86.

BOARD COMMITTEES. The directors of the Company appoint both executive and non-executive members to the various committees. The non-executive directors play an active role, particularly in the capacity of chairmen of the committees concerned. The members of these committees are reflected in the table "Meetings attendance during the year ended 30 June 2002" on page 32. Each committee meets at defined times each year and provides the directorate with an effective communication forum. The delegation of authority to committees does not mitigate the board's responsibility for discharge of its and directors' duties to the Company's stakeholders.

The information provided to the board is derived from external sources and internally from minutes, plans and reports of the activities of the respective committees; no restrictions are placed upon accessing Avmin sources.

Audit committee. The members of this committee comprise three independent non-executive directors (one of whom is the chairman), two non-executives and the chairman of the Company. The chief executive officer and chief financial officer attend meetings by invitation. Three meetings were held during financial year 2002. Attendance fees, per meeting: Chairman R9 600, committee members R6 000.

The main responsibilities of this committee include the maintenance of high standards of records and systems of internal control, the safeguarding (in conjunction with the risk committee) of the Company's assets and shareholders' investments, assuring the board as to the veracity of the Company's financial reports to shareholders, assisting the board to monitor standards of corporate governance, and advising the board on the "going concern" status of the Company. The committee also conducts reviews of major business risks and audits, that are undertaken by both internal and external auditors, and it examines their respective plans and reports to ensure effectiveness. The external and internal auditors have unrestricted access to the audit committee and its chairman.

Environmental committee. Safety and health matters are considered at every board meeting of directors. Two committee meetings were held during the period under review. Three independent non-executive directors, one of whom is the chairman, Avmin's chairman and three non-executive directors with one being an alternate director, comprise the committee. The chief executive officer and vice president: Safety, health and environment attend these meetings by invitation. Attendance fees, per meeting: Chairman R6 600, committee members R4 000.

The board and committee's primary focus is:

Safety. The evaluation of Group statistics and performance, incorporating the comparison of Group results against benchmarks provided by other international mining companies and operations, as well as the achievement of statutory and regulatory compliance requirements. Group safety objectives take cognisance of these benchmarks. Accidents are reviewed with the objective of preventing recurrence.

HIV/AIDS. A comprehensive strategy has been devised to hinder the spread of this disease at Avmin's operations, details of which are reflected on page 25. Monitoring and evaluation against this strategy has been receiving urgent attention.

Occupational health. Information from operations is continually reviewed to meet set objectives incorporating statutory and regulatory compliance needs, with a particular focus on those areas of specific interest to Avmin. Areas of concern include manganese neurotoxicity (manganism), occupational lung diseases and noise induced hearing loss.

Environment. At the meetings, statutory and regulatory compliance is evaluated. The main objectives are the provision of funding to approved nature conservation trust funds to finance the rehabilitation of areas disturbed by mining and related activities and to provide funds for rehabilitation of the sites at closure and post closure maintenance to at least legislated requirements.

The Safety, Health and Environment Review is reflected on pages 24 to 26.

Nominations committee. On 11 September 2002 the board of directors authorised the establishment of a nominations committee. The committee comprises four members, whose names are reflected on page 7, two of whom are independent non-executive directors, one non-executive director and Avmin's chairman. The chairman will be appointed from among the non-executive director committee members.

The committee's function will be to ensure that the board will have an appropriate skills and experience mix amongst directors having regard to Avmin's activities in southern Africa. The committee will investigate the background of potential directors prior to appointment to a seat on the board to ensure that such persons have no legal impediment to assuming such a role and that they are of the calibre, credibility and with the necessary skills and experience to bring independent judgement to bear on matters before the board. The process for the appointment of new directors, yet to be decided, will be both formal and transparent in nature.

Remuneration committee. The committee was convened on four occasions during the year ended 30 June 2002. Membership comprises two independent non-executive directors (one being the chairman), two non-executive directors and the chairman of the Company. Directors withdraw from meetings when matters personally affecting them are discussed. The chief executive officer attends meetings by invitation. The vice president: Human resources attends all meetings and has direct access to all members of this committee. Attendance fees, per meeting: Chairman R6 600, committee members R4 000.

The directors ensure appropriate levels of remuneration to senior management of the Company through the remuneration committee. This committee determines broad policy for individual remuneration and benefits to maintain a compensation policy that is both competitive and equitable. The committee also undertakes the review of non-executive directors' performance against appropriate guidelines.

Risk committee. The board risk committee was established during the first half of the financial year and one meeting was held during the year. Two independent non-executive directors, one of whom is the chairman, two non-executive and two executive directors and the chief financial officer comprise the comittee. Attendance fees per meeting are: Chairman R8 000, committee members R4 800.

This committee assists the board of directors in the discharge of its duties in relation to risk matters, providing assurance that:

- The total process of risk management is effectively designed, implemented and monitored;
- The broader strategic and significant business risks facing the Group are identified together with attendant controls/management assurance;
- The process is integrated into the day-to-day activities of the Group; and
- Ongoing consultation occurs between the board risk and the audit committees.

The committee is assisted by the risk management committee whose role is described on page 33.

Meetings attendance during the year ended 30 June 2002

		Appointed (resigned)	Board	Audit	Environ-mental	Remune-ration	Risk
			Meetings attended/Potential meeting attendances				
Menell	RP		7/7	3/3	2/2	4/4	1/1
Murray	DN	–	7/7	–	–	–	1/1
Barber	DD	11/04/2002	1/1	–	–	–	–
Baum	PM	11/04/2002	1/1	–	–	–	–
Davison	BE	11/04/2002	1/1	–	–	–	–
Frank	B	17/08/2001	6/6	–	1/1	–	1/1
Jowell	DE		6/7	1/3	1/2	–	1/1
					Chairman	–	Chairman
Livnat	N	17/08/2001	1/6	–	–	–	–
Maphai	TV	(31/5/2002)	2/7	–	–	–	–
Maxwell	KW		7/7	3/3	2/2	4/4	–
			Chairman	Chairman	–	Chairman	
McAlpine	JR		6/7	–	–	4/4	–
Menell	BM		7/7	–	1/2	–	–
Nkosi	MZ		7/7	3/3	2/2	–	–
Nairn	WA (Alternate director)	11/04/2002	–	–	0/0	–	–
Oron	R		6/7	2/3	–	1/4	–
Campbell (Chief financial officer)	DN	31/10/2001	–	–	–	–	1/1

CHIEF EXECUTIVE'S COMMITTEE. This committee is mandated to assist in setting the strategic direction of the Group, implementing strategy and maintaining effective management on a day-to-day basis. The committee meets weekly. The chief executive officer chairs the committee weekly and the chairman monthly. The members of the committee comprise chief executive officer, chief operating officer, chief financial officer and vice president: Corporate development. The committee members contribute a diverse range of professional skills across the broad spectrum of the Company's activities. The members' names appear on page 7. The members attend all meetings of directors by invitation.

OPERATIONS COMMITTEE. This committee meets weekly under the chairmanship of the chief operating officer to consider operational and project matters. All senior vice presidents and vice presidents are committee members.

GROUP INTERNAL AUDIT. The Group internal audit department operates with full authority of the board of directors. The head of this department reports directly to the chairman of the audit committee. The Group internal audit department performs a variety of activities that ultimately result in an examination and evaluation of the effectiveness of all operating sectors of the Group's business. Through this process, operating and business risks are highlighted and the systems of operating and financial controls are monitored. All issues are brought to the attention of the audit committee, the directors and members of the executive and risks committees and external auditors. Issues that require corrective actions are discussed by senior management and acted upon with urgency under the auspices of the audit committee.

GROUP SAFETY, HEALTH AND ENVIRONMENTAL COMMITTEE. This is a committee comprising senior managers, under the chairmanship of the chief operating officer, that assists the board committee. The committee meets quarterly.

RISK MANAGEMENT COMMITTEE. This management committee reports to the board risk committee and is chaired by the Group risk manager. Its members comprise the chief operating officer and vice presidents. The committee meets regularly during the year to identify, manage and monitor the Group's risk initiatives. KPMG Management Assurance Services attend these meetings and provide assistance in ensuring that the risk initiatives are appropriately focused. Three management committee meetings have been held since July 2001.

The committee has engaged the services of independent risk engineering consultants who continue to grade each operation against international risk standards for fire, security, engineering, commercial, crime, contingency planning and mining to monitor whether these practices meet the set criteria. The committee is also responsible for ensuring that appropriate financial and insurance mechanisms comprehensively protect the Group against catastrophe risk.

TREASURY AND HEDGE COMMITTEE. The committee, under the chairmanship of the chief financial officer, meets fortnightly, and more often when necessary, with Standard Risk and Treasury Management Services (Proprietary) Limited (SRTMS) to discuss market conditions, treasury operations, to review market conditions and existing and future hedging strategies. The primary focus of the committee is the reduction of risk in commodities and currencies. SRTMS implements decisions taken. SRTMS does not perform an executive or decision-making role. Advice is also sought from other outside parties on a continuous basis. During the year ended 30 June 2002 the committee met 25 times.

The committee operates within clearly defined parameters set by the board.

CLOSED PERIODS. The Company operates a closed period prior to the publication of its interim and final results. During this period directors, officers and designated persons who may have access to price sensitive information are precluded from dealing in the shares, securities or financial instruments of the Company. The closed period extends from the cost close of the month at the end of a reporting period or the financial year until the day of publication of the results in the press. Where appropriate, dealing is also restricted during sensitive periods where major transactions are being negotiated and a public announcement is imminent.

The annual financial statement and Group annual financial statements which appear on pages 36 to 80 were approved by the directors on 27 September 2002 and are signed on their behalf by:

RP Menell
Chairman

DN Murray
Chief executive officer

ANNUAL FINANCIAL STATEMENTS



Auditors' report

To the members of Anglovaal Mining Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 37 to 80 for the year ended 30 June 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 30 June 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Accounting Standards and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, 27 September 2002

Certificate by secretary

I certify that the requirements as stated in section 268G(d) of the Companies Act have been met and that all returns, as are required of a public company in terms of the aforementioned Act, have been lodged with the Registrar of Companies and that such returns are true, correct and up to date.

RH Phillips
Group company secretary
Johannesburg, 27 September 2002

Directors' report

Business of the Company

The business of the Company* and its subsidiaries and associates is to explore, develop, operate and hold interests in the mining and minerals industry. The operational focus is in the following areas: Precious, base and ferrous metals.

The Company maintains a core central unit that provides a range of services and skills within the areas of finance, technical and legal services, and human resources. Strategic initiatives and commercial transactions are implemented and maintained by the central unit and the Company also participates directly in, and arranges finance for, mineral prospecting operations and mining development.

The Company's shares are listed on the JSE Securities Exchange, South Africa (JSE) and the London Stock Exchange.

** Shareholders' approval will be sought at the annual general meeting to change the Company's main business and main object clauses contained in the current memorandum of association to align them to the business of the Company as expressed in this paragraph; refer Notice page 86.*

Review of operations

The activities and results of operations of the Group for the year ended 30 June 2002 are incorporated in the review by the chairman and chief executive officer and review of operations; pages 9 to 19.

The most significant event which occurred during the year under review was the partial write down of approximately R1,6 billion of Avmin's investment in Chambishi Metals plc (Chambishi) during 2002.

Acquisitions and disposals

Details of the Company's direct and indirect interests in its principal subsidiaries, associated companies, joint ventures, partnerships and other investments are contained in separate reports; refer pages 78 and 80.

During the period under review the following significant transactions occurred:

The Company sold half of its Assore Limited holding, 2,5 million shares, for R95 million. Avmin's holding at 30 June 2002 was 2,6 million shares (5,1 million shares).

A total of 28 million Avgold Limited shares were sold for R139 million, decreasing the holding at year end to 56 per cent (61 per cent).

The entire Iscor Limited holding of 35,3 million shares, acquired for R494 million, was sold to Deutsche Bank and Stimela Mining Limited (Stimela) for a consideration of R836 million. A joint venture was entered into with Stimela to pursue opportunities in iron ore. At that time Avmin was granted a call option on between 10 and 25 per cent of Stimela's shares in Kumba Resources Limited. This option was subsequently sold to Stimela for R75 million.

In the recently registered Two Rivers Platinum (Proprietary) Limited, a portion of shareholder loans, R100 million, was converted into equity. Avmin's resultant shareholding being 330 shares. The equity ratio of 55:45 between Avmin and Impala Platinum Holdings Limited has been maintained. This company was formed to mine the platinum group metals underlying the chrome deposit situated on the farm Dwars Rivier, Mpumalanga Province.

Since the accounting date to the date of this report, no significant acquisitions or disposals have taken place.

Financial

The financial position of the Company and its subsidiaries (Group) are reflected in the balance sheet, income statement, changes in equity and cashflow statements and supporting statements. Group borrowings at 30 June 2002 totalled R2,7 billion; R1,2 billion were long-term and R1,5 billion short-term. Loans totalling US$175 million form a portion of these borrowings of which US$140 million relates to Chambishi and the balance was borrowed by Avgold for the completion of the Target mine. The Group is exposed to currency fluctuations in translating these borrowings.

In accordance with the Company's articles of association the borrowing powers of the Company* at the accounting date were limited to R4,9 billion.

Mineral and Petroleum Resources Development Bill

The Mineral and Petroleum Resources Development Bill (the Bill) was recently presented to Parliament and awaits assent by the President. A key objective of the Bill is that the State will be the custodian of the nation's mineral resources. While the Group is adapting to this new legal framework to enable it to continue making a contribution to all stakeholders, the effect of the Bill, including the Socio Economic Empowerment Charter and the Money Bill, which are still to be formulated, are yet to be determined.

Events subsequent to year end

As a result of Chambishi not being brought into production as planned Avmin, has negotiated a rescheduling of a portion of its short-term US$32,5 million loan until July 2004. A new US$20,0 million loan with repayment during August 2004 has also been secured.

The progress being achieved at Chambishi in its ramp up to full production in calendar 2002 is detailed on page 17.

Share capital

The Company's authorised share capital* was unchanged during the year and at 30 June 2002 was:

	R million
Ordinary	
196 668 737 shares of 5 cents each	9,8
Preference	
646 380 compulsorily convertible preference shares of 678 cents each	4,4
	14,2

** The notice of annual general meeting contains proposals to change these parameters; refer Notice, pages 86 and 87.*

The principal movements of issued share capital that occurred during the period:

	Shares
Ordinary	
Shares in issue at 1 July 2001	110 104 818
Shares issued for options exercised by share incentive scheme participants	1 338 834
Shares in issue at 30 June 2002	111 443 652

Loans for purchase of mineral rights and mine development costs

The Company has advanced loans to certain subsidiary prospecting companies to finance the purchase of mineral rights and costs related to mine development.

Changes in accounting policies

No changes were made to the accounting policies during the year ended 30 June 2002. The policies stated in the annual financial statements are the same as for the year ended 30 June 2001.

Taxation

The 1998 return of income has been assessed by the revenue authorities who have rejected the Company's contention that the premium payable on redemption of loan stock is not of a capital nature and therefore allowable. An appeal has been lodged against the assessment. The Company's legal advisers support the contention. No provision has been made in the annual financial statements for the assessed amount of R107 million plus interest.

Assessments have been received for financial years 1999 and 2000; certain items are under dispute with the revenue authorities regarding the 1999 return of income. The 2001 return of income has been submitted to the revenue authorities, but not assessed.

Dividend policy

The current policy adopted by the directors is to declare a single dividend annually with at least four times earnings cover.

Dividends

The Company is subject to bank covenants relating to the financing of Chambishi for the 2002 financial year precluding the payment of cash dividends.

Accordingly no dividends were declared for the year ended 30 June 2002.

Directors' responsibility relating to annual financial statements

It is the directors' responsibility to prepare annual financial statements that fairly present the state of affairs and the results of the Company and of the Group. The external auditors are responsible for independently reviewing and reporting on these annual financial statements.

The annual financial statements set out in this report have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgements and estimates. The annual financial statements have been prepared on a going-concern basis and the directors have no reason to believe that the business of the Company will not be a going concern in the year ahead.

To fulfil its responsibilities, management maintains adequate accounting records and has developed and continues to maintain systems of internal controls.

The Company and its subsidiaries' internal controls and systems are designed to provide reasonable but not absolute assurance as to the integrity and reliability of the annual financial statements and to adequately safeguard, verify and maintain their assets. These controls are monitored throughout the Group and nothing has come to the directors' attention to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Directorate

The names and details of the directors of the Company are reflected on pages 6 and 7.

Mr KW Maxwell tendered his resignation as chairman of the Company on 30 June 2002 and was succeeded by Mr RP Menell on 1 July 2002. Mr Maxwell remains a director of the Company. Mr DN Murray was appointed chief executive officer on 1 July 2002.

Messrs B Frank and N Livnat were appointed to the board on 17 August 2001. On 11 April 2002, Messrs DD Barber, PM Baum and BE Davison were appointed to the board. In terms of the articles of association the aforementioned appointments lapse on termination of the forthcoming annual general meeting. Mr WA Nairn's appointment as alternate to Mr Davison was also approved on 11 April 2002.

In accordance with article 83 of the articles of association Messrs RP Menell, DE Jowell, BM Menell and Dr MZ Nkosi retire by rotation at the close of the forthcoming annual general meeting.

All of the aforementioned directors, being eligible, have offered themselves for election and re-election respectively.

Dr TV Maphai resigned as a director of the Company on 31 May 2002.

There have been no changes to the composition of the board subsequent to those detailed above.

The only current contracts between the Company and its directors are consultancy agreements with Messrs KW Maxwell and B M Menell terminating on 31 December 2002.

Directors' emoluments

The emoluments detailed below were paid to directors during the year ended 30 June 2002.

All figures in R000	Board and committee fees	Consultancy fees	Salaries[1]	Bonuses and performance related payments	Pension scheme contributions	Exercise of share options gains	**Total 2002**	Total 2001
Executive directors								
RP Menell								
Avmin	79	–	2 538	805	219	6 204	**9 845**	2 574
DN Murray								
Avmin	58	–	1 460	1 313	118	–	**2 949**	823
Avgold Limited	–	–	562	1 248	51	–	**1 861**	884
BM Menell (until 1 November 2001)								
Avmin	20	587	–	–	–	–	**607**	905
	157	587	4 560	3 366	388	6 204	**15 262**	5 186
Non-executive directors								
DD Barber	11	–	–	–	–	–	**11**	–
PM Baum	11	–	–	–	–	–	**11**	–
BE Davison	11	–	–	–	–	–	**11**	–
B Frank	52	–	–	–	–	–	**52**	–
DE Jowell	61	–	–	–	–	–	**61**	64
N Livnat	38	–	–	–	–	–	**38**	–
Dr TV Maphai	35	–	–	–	–	–	**35**	55
KW Maxwell	132	270	–	–	–	–	**402**	413
JR McAlpine	63		–	–	–	–	**63**	69
BM Menell	40	1 200	–	–	–	–	**1 240**	–
Dr MZ Nkosi	71	–	–	–	–	–	**71**	70
R Oron	63	–	–	–	–	–	**63**	44
	588	1 470	–	–	–	–	**2 058**	715
Total	745	2 057	4 560	3 366	388	6 204	**17 320**	5 901

Aggregate emoluments of directors who served during the year		
Board and committee fees	**745**	630
Consultancy fees	**2 057**	1 110
Salaries	**4 560**	3 232
Bonuses and performance related payments	**3 366**	568
Pension scheme contributions	**388**	361
Exercise of share options gains	**6 204**	–
Total	**17 320**	5 901

[1] Refer page 66, note 19

Directors' report (continued)

An increase in directors' fees payable annually and per meeting to directors will be proposed as an ordinary resolution at the annual general meeting. These fees were last increased on 1 July 1999. Please refer to page 86 for further details.

Options

Options to subscribe for ordinary shares of the Company granted during the year to 30 June 2002 are shown in the table below.

	Chairman RP Menell
Held as at 1 July 2001	
Number	**398 758**
Average exercise price per share	**R8,43**
Granted during the year	
Number	**148 600**
Average exercise price per share	**R33,50**
Exercised during the year	
Number	**162 227**
Average exercise price per share	**R0,05**
Held as at 30 June 2002	
Number	**385 131**
Average exercise price per share	**R21,63**
Latest expiry date	**19 September 2009**

Interests of directors

The direct and indirect beneficial and deemed beneficial interests of the directors of the Company (including after due enquiry in this regard, their family interests) in the issued share capital of the Company at 30 June 2002 were as follows:

	30 June 2002		30 June 2001	
Ordinary shares	**Beneficial**	**Non-beneficial**	Beneficial	Non-beneficial
Non-executive directors				
Dr TV Maphai			1 000	–
KW Maxwell	**5 355**	**–**	5 355	–
	5 355	**–**	6 355	–
Indirect interests				
Executive directors				
RP Menell	**2 835**	**–**	–	–
RP Menell and BM Menell	**260 314**	**–**	783 061	–
Non-executive directors				
DD Barber	**5 500**	**–**	–	–
DE Jowell	**–**	**35 071**	–	–
	268 649	**35 071**	783 061	–
Total	**274 004**	**35 071**	789 416	–

Directors' report (continued)

Mr DD Barber disposed of 1 000 shares on 25 September 2002. The Company has not been advised of any other changes in these interests during the period 1 July 2002 to the date of this report. A register detailing directors' and officers' interests in contracts is available for inspection at the Company's registered office.

Secretary

The company secretary is Mr RH Phillips. His business and postal addresses appear on page 85.

Shareholder spread

According to the directors the following are the only shareholders beneficially holding, directly or indirectly, in excess of five per cent of the ordinary shares of the Company at 30 June 2002:

	Registered shareholder		Beneficial shareholder		
Major shareholders	Shares held	% Issued equity	Shares held	% Issued equity	
– SCMB Custody Account	45 568 449	40,9	27 786 362	24,9	Anglo American Corporation of South Africa Limited
– Nedcor Bank Nominees Limited	21 995 591	19,8			
– Ferbros Nominees (Proprietary) Limited	12 326 731	11,1	11 003 787	9,9	Arctic Resources Limited
– Old Mutual Holdings	14 420 967	12,9	14 420 967	12,9	Old Mutual Life Main Account
– ABSA Nominees (Proprietary) Limited	6 434 778	5,8			
– First National Nominees Limited	6 391 182	5,6			
– Directors	5 335	–	274 004	0,3	Directors
	107 143 033	96,1	53 485 120	48,0	Non-public shareholders
Minorities	4 300 619	3,9	57 958 532	52,0	Public shareholders
	111 443 652	100,0	111 443 652	100,0	

Further shareholder analyses are reflected on page 84.

Share incentive schemes

The Company has an employee share incentive scheme, namely The Anglovaal Mining Share Incentive Scheme (the Scheme).

Total options outstanding under the Scheme shall not exceed 10 per cent of the total issued share capital of the Company from time to time.

At the annual general meeting held on 1 November 2001 the proposed ordinary resolution that the Scheme's rule 5.3 be amended by the deletion of "0,5%" and the substitution therefor of "1,0%" was adopted. The effect of the amendment will permit any one participant to hold a total of unvested and vested scheme shares and/or options to an aggregate equal to one per cent of the issued share capital of the Company.

Options exercised by executive directors are included in 'directors' emoluments'.

The following are summaries of particulars required in terms of the Scheme and JSE Listings Requirements for the schemes:

	Ordinary shares in issue	The Anglovaal Mining Share Incentive Scheme	Strike price per share
		Number	
At 30 June 2001	110 104 818	4 364 264	
Movements during the year:			
Options			
– granted		1 444 821	Varying
– exercised	1 338 834	(1 338 834)	between R0,05 and R69,25
– forfeited		(108 091)	
At 30 June 2002	111 443 652	4 362 160	
Movements subsequent to year end:			
Options			
– granted		8 085	
– exercised	376 815	(376 815)	
At 27 September 2002	111 820 467	3 993 430	

	27 September 2002	30 June 2002	30 June 2001
Options granted to participants during the period	8 085	1 444 821	2 378 886
Number of **shares available** for purposes of the trust	7 188 616	6 782 205	6 646 218

Options outstanding at 30 June 2002

Expiry date	No of options	Average price
30 June 2005	1 635	69,25
30 June 2006	138 574	3,55
30 June 2007	810 480	0,05
30 June 2008	1 811 593	31,24
30 June 2009	352 357	29,62
30 June 2010	1 247 521	33,50
	4 362 160	

Special resolutions

No special resolutions were passed by the Company during the period 1 July 2001 to the date of this report.

STRATE (Share Transactions Totally Electronic)

The Company's shares were dematerialised on 5 November 2001. Should you wish to trade your Avmin shares on the JSE you are urged to deposit them with a CSDP (Central Securities Depository Participant) or qualifying stockbroker as trading in the Company's shares on the JSE will only be possible if they exist in electronic format in the STRATE environment. Should you have any queries please contact the Company's transfer secretaries, Computershare Investor Services Limited, whose details are set out on page 85.

Reporting in United States dollars

To assist international investors the Group's balance sheet, income statement, changes in equity and cash flow statement have been translated into United States dollars. These translations are based on average rates of exchange for income statement and cash flow statement items and at those ruling at year end for the balance sheet items. These statements are reflected on pages 81 to 83.

Accounting policies

The consolidated financial statements are prepared in accordance with and comply with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of certain freehold land, buildings and investments.

The principal accounting policies as set out below have been consistently applied.

Basis of consolidation and goodwill

Joint ventures

Joint ventures are contractual agreements whereby the Group has joint control over the financial and operating policy decisions of the enterprise. The Group's attributable share of the assets, liabilities, income and expenses of such jointly controlled entities is proportionately consolidated on a line-by-line basis in the Group financial statements.

The post-acquisition results of joint ventures are adjusted where necessary to take account of the effects of fair value from the effective date of acquisition to date of disposal.

Subsidiary companies

Investments in subsidiaries are accounted for at cost less impairments.

The results of subsidiaries are consolidated from the dates of effective control up to the dates effective control ceases. The post-acquisition results of subsidiaries are adjusted for the effects of fair value adjustments at acquisition, unrealised profits and goodwill adjustments.

Goodwill

Goodwill represents the excess of the cost of the investment over the fair value attributable to the net assets acquired. Goodwill is included in the total amount of intangible assets and is amortised on the straight-line basis over estimated useful life to a maximum of 20 years.

Any excess of the value attributable to the net assets acquired over the cost of the investment acquired is treated as negative goodwill. Where negative goodwill is considered to represent future losses and expenses it is amortised to the income statement as the losses and expenses are incurred. To the extent that negative goodwill does not relate to future expected losses and expenses, the amount of negative goodwill, not exceeding the fair values of acquired identifiable non-monetary assets, is recognised systematically over the estimated useful life of the non-monetary assets and any excess over fair value is recognised in income immediately.

Inter-Company transactions and balances

Consolidation principles relating to the elimination of inter-Company transactions and balances and adjustments for unrealised inter-Company profits are applied in all intra-Group dealings, whether it be transactions with subsidiaries, associated companies or joint ventures.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or development of a qualifying asset that requires a substantial period of time to be prepared for its intended use are capitalised. Discounts or premiums relating to borrowings are deferred and amortised over the term of the respective borrowing. Borrowing costs are expensed from the time that production becomes commercially viable.

Deferred taxation

Deferred tax liabilities and assets are recognised in respect of temporary differences between the book value and tax base of balance sheet items, including items with a tax base but no book value. The resulting net deferred tax assets or net deferred tax liabilities are recognised on the balance sheet.

Deferred tax is not recognised when the transaction involves the initial recognition of an asset or liability that is not subject to a business combination, and at the time of the transaction affects neither accounting nor taxable profit. Deferred tax assets are not recognised on negative goodwill and no deferred tax liability is recognised on goodwill for which amortisation is not deductible for tax purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax is calculated at the applicable rate for mining and non-mining taxes. In the case of mining taxes for gold mines, deferred tax is calculated at the mining cost formula rate that is expected to apply to the period when the asset is realised or the liability is settled.

Secondary taxation on companies

Secondary tax on companies (STC) is recognised on the declaration date of all dividends and is included in the taxation expense in the income statement. STC credits available for offset against future STC is not recognised as an asset on the balance sheet.

Environmental rehabilitation obligation

The estimated cost of final rehabilitation, comprising liabilities for decommissioning and restoration, is based on current legal requirements and existing technology and is reassessed annually. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Decommissioning

The present value of estimated future decommissioning obligations at the end of the operating life of an operation is included in long-term provisions. The unwinding of the obligation is included in the income statement. The related decommissioning asset is recognised in fixed assets.

Restoration

The present value of the estimated cost of restoration is included in long-term provisions. This estimate is revised annually and any movement is charged against income.

Expenditure on ongoing rehabilitation is charged to the income statement as incurred.

Environmental rehabilitation trust funds

Annual payments are made to rehabilitation trust funds in accordance with statutory requirements. The trust funds are recognised separately from the related liability on the balance sheet.

Exploration expenditure

Exploration expenditure comprises expenditure incurred and advances made in respect of exploratory ventures, research programmes and other related projects.

The costs of exploration programmes are expensed in the year in which they are incurred, except for expenditure on specific properties which have indicated the presence of a mineral resource with the potential of being developed into a mine, in which case the expenditures are capitalised and amortised in the same way as detailed in the accounting policy for Tangible assets – mine development and decommissioning below. Where it is subsequently found that no potential exists to develop a mine, the capitalised costs are written off in full.

Financial instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade receivables, trade creditors, foreign exchange contracts and borrowings. Initial recognition is at cost. Subsequent recognition is at fair value or at amortised cost. The recognition methods adopted are disclosed in the individual policy statements associated with each item.

Derivative instruments

Derivatives are initially measured at cost, and associated transaction costs are charged to the income statement when incurred. Subsequently these instruments are measured as set out below.

Gains and losses on derivative instruments that effectively establish the prices for future production are recognised in revenue when the related production is delivered. In the event of early settlement of hedging contracts, gains and losses are brought into revenue at the date of settlement. Any potential loss on hedge positions below the current cost of production is recognised in the period in which it arises.

Forward exchange contracts are valued at the balance sheet date using the forward rate available at the balance sheet date for the remaining maturity period of the forward contract. Any gain or loss from valuing the contract against the contracted rate is recognised in the income statement unless the contract qualifies for special hedge accounting. A corresponding forward exchange asset or liability is recognised.

On settlement of a forward exchange contract, any gain or loss is recognised in the income statement.

Where the Group enters into cashflow hedges that qualify for special hedge accounting the effective portion of fair value gains and losses is recognised in equity. When the underlying transaction occurs the gains and losses are recognised in earnings.

Investments

Investments other than investments in subsidiaries, associates and joint ventures, are reflected at fair value. Increases and decreases in fair values of available for sale investments are reflected in the revaluation reserve. On disposal of an investment, the balance in the revaluation reserve is recognised in the income statement.

Where regulated markets exist, fair values are determined with reference to the stock exchange quoted selling prices at the close of business on the balance sheet date. Where no regulated markets exist, investments are carried at cost.

Set-off

If a legally enforceable right exists to set-off recognised amounts of financial assets and liabilities and the Group intends to settle on a net basis or to realise the asset and settle the liability simultaneously, all related financial effects are netted.

Fixed assets

Impairment of assets

The carrying value of assets is reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amounts of the assets are estimated. Where the carrying value exceeds the estimated recoverable amount such assets are written down to their recoverable amount. If the circumstances leading to the impairment no longer exist, the appropriate portion of the impairment loss previously recognised is written back.

Intangible assets

Intangible assets are reflected at cost and are amortised on a straight-line basis over the anticipated useful lives of the assets to a maximum of 20 years.

Research and development

Expenditure on research projects (or on the research phase of an internal project) is recognised as an expense when it is incurred. When the development phase of a project demonstrates that it is probable that future economic benefits will be generated, the related expenditure is recognised as an asset if:

- The technical feasibility of completing the asset demonstrates that it will be available for use or sale;
- There is an intention to complete the asset, and use or sell it;
- There is an ability to use or sell the asset;
- There are adequate technical, financial and other resources available to complete the development, and to use or sell the asset; and
- The expenditure attributable to the asset can be measured reliably.

Tangible assets

Tangible assets, other than land, are stated at cost less accumulated depreciation.

Land and buildings

Land and buildings, other than mine properties, are valued at market value. Buildings are depreciated on a straight-line basis over their estimated useful lives to an estimated residual value, if such value is significant. The annual depreciation rates used vary between two and five per cent.

Land and buildings are valued by external valuers at periodic intervals of not more than five years. Surpluses on revaluation are recognised in equity in a revaluation reserve. Any subsequent impairment is adjusted against the revaluation surplus to the extent of the available surplus and thereafter charged against operating profit. New acquisitions and additions to existing land and buildings are reflected at cost until the next periodic revaluation.

Mine development and decommissioning

Costs to develop new ore bodies, to define further mineralisation in existing ore bodies and to expand the capacity of a mine, or its current production, as well as the decommissioning thereof, are capitalised. Development costs to maintain production are expensed as incurred.

Mine development and decommissioning assets are amortised using the units-of-production method based on estimated proved and probable ore reserves. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. These reserves are reassessed annually. The maximum period of amortisation using this method is 25 years. Where the reserves are not determinable due to their scattered nature, the straight-line method of depreciation is applied based on the estimated life of the mine to a maximum of 25 years.

Mineral rights

Mineral rights that are being depleted are amortised over their estimated useful lives using the units-of-production method based on proved and probable ore reserves. Where the reserves are not determinable, due to their scattered nature, the straight-line method is applied. The maximum rate of depletion of any mineral right is 25 years. Mineral rights that are not being depleted are not amortised. Mineral rights that have no commercial value are written off in full.

The excess purchase price over the fair value paid for mineral rights is recognised as being an amount paid for the acquisition of ore reserves. This amount is capitalised and amortised over the period during which future economic benefits are expected to be obtained from these mineral rights, to a maximum of 25 years.

Plant and machinery

Mining plant and machinery is amortised using the lesser of its estimated useful life or the units-of-production method based on estimated proved and probable ore reserves. Where ore reserves are not determinable, because of their scattered nature, the straight-line method of depreciation is applied. Non-mining plant and machinery is depreciated over its useful life. The maximum life of any single item is 25 years.

Other

Mine properties (including houses, schools and administration blocks), motor vehicles and furniture and equipment are depreciated on the straight-line basis over their expected useful lives, to estimated residual values. The residual value is the amount expected to be obtained for the asset at the end of its useful life, after deducting expected costs of disposal.

The annual depreciation rates generally used in the Group are:

• Furniture and equipment	10 to 33 per cent
• Mine properties	4 to 7 per cent
• Motor vehicles	20 per cent
• Mine development plant and machinery, and mineral rights	4 to 25 per cent

Foreign currency translations

Foreign entities

Financial statements of foreign subsidiaries that are classified as foreign entities are translated into South African rand using the exchange rates applicable at the reporting date, as follows:

- Assets and liabilities at rates of exchange ruling at the balance sheet date;
- Income and expenditure at the weighted average rate of exchange for the year;
- Cash flow items at the weighted average rate of exchange for the year, except where the date of cash flow for significant transactions can be identified, in which case the cash flows are translated at the rate of exchange ruling at the date of the cash flow;
- Fair value adjustments are considered to relate to the foreign entity and are translated at the closing rate;
- Goodwill is considered to relate to the reporting entity and is translated at the rate at the date of acquisition, and
- Differences arising on translation are classified as equity until the investment is disposed of.

Foreign currency transactions and balances

Transactions in foreign currencies are converted to South African rand at the rate of exchange ruling at the date that the enterprise is irrevocably committed to the transaction.

Foreign denominated monetary assets and liabilities (including those linked to a forward exchange contract) are stated in South African rand using the exchange rate ruling at the balance sheet date, with the resulting exchange differences being recognised in the income statement. Exchange differences on foreign loans that are naturally hedged by an investment in a foreign entity are taken directly to equity to the extent that the loan is not greater than the investment.

Inventories

Inventories are valued at the lower of cost and estimated net realisable value with due allowances being made for obsolete and slow-moving items. Cost is determined using the following basis:

- Consumables and maintenance spares are valued at average cost;
- Finished products are valued at weighted average cost including an appropriate portion of direct overhead costs;
- Work-in-process is valued at weighted average cost;
- Raw materials are valued at weighted average cost, and
- By-products are valued at the estimated variable cost associated with its production.

Leased assets

Leases of fixed and tangible assets where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance lease agreements are capitalised at their cash cost equivalent and the corresponding liability to the lessor is raised. Lease payments are allocated using the effective interest rate method to determine the lease finance cost which is charged against operating profit and the capital repayment which reduces the liability to the lessor. These assets are depreciated on the same basis as the fixed assets owned by the Group.

Leases, under which the lessor effectively retains the risks and rewards of ownership, are classified as operating leases, with lease payments charged against operating profit in equal instalments over the period of the lease.

Employee benefits

Costs related to defined contribution retirement plans are expensed as incurred.

The Group has certain unfunded liabilities in respect of post-retirement medical health care benefits. The entitlement to these benefits is dependent upon the employee remaining in service until retirement age. The actuarially determined costs of providing these benefits are charged to income immediately for past service costs.

Share options

Share options are accounted for at the strike price when the option is exercised and the shares are issued.

Provisions

Provisions are recognised when the following conditions have been met:

- A present legal or constructive obligation, to transfer economic benefits as a result of past events exists; and
- A reasonable estimate of the obligation can be made.

A present obligation is considered to exist when there is no realistic alternative, but to make the transfer of economic benefits. The amount recognised as a provision is the best estimate at the balance sheet date of the expenditure required to settle the obligation. Only expenditure related to the purpose for which the provision is raised is charged against the provision.

Revenue recognition

Revenue is recognised when the risks and rewards of ownership have been transferred and when the economic benefits associated with a transaction will flow to the Group and the amount of revenue can be measured reliably.

Dividends

Dividends are accounted for on the last day of registration for listed investments and when declared in respect of unlisted investments.

Mining products

Revenue from the sale of mining and related products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Interest

Interest is recognised on a time proportion basis that takes account of the effective yield on the asset and an appropriate accrual is made at each accounting reference date.

Toll treatment

Revenue from toll treatment contracts is recognised following the treatment of mining concentrates belonging to third parties. The revenue is based on the final metal recoveries from concentrates at the agreed contract rates.

DEFINITIONS

Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits as well as short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Overdrafts are excluded from cash and cash equivalents.

Basic earnings per share

Earnings divided by the weighted average number of shares in issue.

Headline earnings per share

Headline earnings comprise earnings for the year, adjusted for profits, losses and capital items of such a nature and size that separate disclosure is required in accordance with the requirements of AC 306. Adjustments against earnings take account of attributable taxation and minority interests. The adjusted earnings figure is divided by the weighted average number of shares in issue to arrive at headline earnings per share.

Fully diluted earnings per share

Fully diluted earnings comprise earnings as used in calculating basic earnings per share. The earnings figure is divided by the weighted average number of ordinary shares, adjusted for any financial instruments or other contracts that may entitle the holder thereof to ordinary shares, to arrive at fully diluted earnings per share. Fully diluted headline earnings per share is calculated on the same basis as fully diluted earnings per share.

Cash generated from operations per share

Cash generated from operations divided by the weighted average number of shares in issue during the year.

Balance sheets

AT 30 JUNE 2002

	Note	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
ASSETS					
Non-current assets					
Tangible assets	2	**5 686**	5 987	**120**	113
Intangible assets	2	**7**	9	**–**	–
Loans and long-term receivables		**–**	–	**252**	830
Deferred tax assets	10	**38**	47	**–**	–
Environmental rehabilitation trust funds	3	**64**	59	**8**	7
Investments	4	**176**	1 186	**2 142**	3 231
		5 971	7 288	**2 522**	4 181
Current assets					
Inventories	6	**976**	722	**16**	14
Trade and other receivables		**1 060**	664	**140**	110
Taxation		**–**	1	**–**	–
Deposits and cash		**779**	439	**545**	340
		2 815	1 826	**701**	464
Total assets		**8 786**	9 114	**3 223**	4 645
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	7	**6**	6	**6**	6
Share premium	7	**62**	56	**62**	56
Non-distributable reserves		**110**	679	**(91)**	577
Distributable reserves		**2 401**	3 267	**2 092**	2 882
Shareholders' interest in capital and reserves		**2 579**	4 008	**2 069**	3 521
Minority interest	8	**2 012**	1 483	**–**	–
Total shareholders' interest		**4 591**	5 491	**2 069**	3 521
Non-current liabilities					
Long-term borrowings	9	**1 181**	921	**–**	–
Deferred tax liabilities	10	**493**	360	**106**	64
Long-term provisions	11	**215**	196	**72**	70
		1 889	1 477	**178**	134
Current liabilities					
Trade and other payables	12	**637**	387	**65**	64
Provisions	13	**62**	116	**27**	82
Taxation		**45**	78	**3**	48
Derivative instruments	28	**47**	11	**–**	–
Overdrafts and short-term borrowings	14	**1 515**	1 554	**881**	796
		2 306	2 146	**976**	990
Total equity and liabilities		**8 786**	9 114	**3 223**	4 645

Income statements

FOR THE YEAR ENDED 30 JUNE 2002

		Group		Company	
		2002	2001	**2002**	2001
	Note	**Rm**	Rm	**Rm**	Rm
Revenue	15	**4 047**	2 806	**326**	327
Cost of sales		**2 985**	2 083	**167**	140
Gross profit		**1 062**	723	**159**	187
Other operating income		**215**	211	**400**	260
Other operating expenses		**478**	338	**447**	279
Profit from operations	16	**799**	596	**112**	168
Income from investments	17	**55**	108	**124**	153
Finance costs		**160**	132	**56**	62
Profit before taxation and exceptional items		**694**	572	**180**	259
Exceptional items	18	**(1 084)**	–	**(911)**	–
Profit before taxation		**(390)**	572	**(731)**	259
Taxation	20	**313**	167	**59**	74
Profit from ordinary activities		**(703)**	405	**(790)**	185
Minority interest		**163**	124	**–**	–
Earnings		**(866)**	281	**(790)**	185
Headline earnings	21	**204**	281	**173**	185
Basic earnings per share (cents)	22	**(780)**	259		
Headline earnings per share (cents)	22	**184**	259		
Fully diluted earnings per share (cents)	22	**(771)**	251		
Fully diluted headline earnings per share (cents)	22	**182**	251		
Number of shares in issue at end of year (thousands)		**111 444**	110 105		
Weighted average number of shares in issue (thousands)		**110 977**	108 379		
Weighted average number of shares used in calculating fully diluted earnings per share (thousands)	22	**112 367**	112 073		

Statements of changes in equity

FOR THE YEAR ENDED 30 JUNE 2002

Group	Share capital and premium Rm	Foreign currency translation Rm	Revaluation surplus Rm	Other Rm	Retained earnings Rm	**Total Rm**
Balance at 30 June 2000	60	6	3	47	2 971	**3 087**
Earnings	–	–	–	–	281	**281**
Revaluation of listed investments	–	–	635	–	–	**635**
Share options exercised	2	–	–	–	–	**2**
Reallocation of reserves	–	–	–	(12)	12	**–**
Other	–	–	–	–	3	**3**
Balance at 30 June 2001	62	6	638	35	3 267	**4 008**
Earnings	–	–	–	–	(866)	**(866)**
Revaluation of listed investments	–	–	65	–	–	**65**
Disposal of listed investments	–	–	(562)	–	–	**(562)**
Foreign entity translations	–	(48)	–	–	–	**(48)**
Unrealised loss on currency derivative contract	–	–	–	(26)	–	**(26)**
Share options exercised	6	–	–	–	–	**6**
Other	–	–	–	2	–	**2**
Balance at 30 June 2002	68	(42)	141	11	2 401	**2 579**

Company	Share capital and premium Rm	Foreign currency translation Rm	Revaluation surplus Rm	Other Rm	Retained earnings Rm	**Total Rm**
Balance at 30 June 2000	60	(35)	6	35	2 697	**2 763**
Foreign currency translation reserve	–	(64)	–	–	–	**(64)**
Earnings	–	–	–	–	185	**185**
Revaluation of listed investments	–	–	635	–	–	**635**
Share options exercised	2	–	–	–	–	**2**
Balance at 30 June 2001	62	(99)	641	35	2 882	**3 521**
Foreign currency translation reserve	–	(171)	–	–	–	**(171)**
Earnings	–	–	–	–	(790)	**(790)**
Revaluation of listed investments	–	–	65	–	–	**65**
Disposal of listed investments	–	–	(562)	–	–	**(562)**
Share options exercised	6	–	–	–	–	**6**
Balance at 30 June 2002	68	(270)	144	35	2 092	**2 069**

Cash flow statements

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
CASH FLOW FROM OPERATING ACTIVITIES					
Cash receipts from customers		**3 823**	2 967	**462**	881
Cash paid to suppliers and employees		**3 204**	2 441	**415**	392
Cash generated from operations	23	**619**	526	**47**	489
Interest received		**55**	106	**94**	137
Interest paid		**(160)**	(132)	**(56)**	(62)
Dividends received		**2**	2	**31**	15
Dividends paid	24	**(23)**	(1 222)	**–**	(1 208)
Capital distibution		**–**	(1 697)	**–**	(1 697)
Taxation paid	25	**(197)**	(237)	**(62)**	(187)
Net cash inflow/(outflow) from operating activities		**296**	(2 654)	**54**	(2 513)
CASH FLOW FROM INVESTING ACTIVITIES					
Proceeds from sale of joint venture and subsidiaries	26	**–**	6	**–**	–
Additions to fixed assets to maintain operations		**(122)**	(291)	**(12)**	(14)
Additions to fixed assets to expand operations		**(1 101)**	(1 793)	**(11)**	(9)
Proceeds on disposal of fixed assets		**6**	2	**–**	–
Proceeds on disposal of investments		**1 007**	12	**1 007**	6
(Advances)/repayments in investment loans and receivables		**–**	4	**(833)**	(503)
Proceeds on dilution of interest in investment in subsidiaries		**139**	–	**139**	–
Other investments acquired		**–**	(497)	**(55)**	(814)
Net cash (outflow)/inflow from investing activities		**(71)**	(2 557)	**235**	(1 334)
CASH FLOW FROM FINANCING ACTIVITIES					
Increase in shareholder funding		**6**	–	**6**	–
Funding received from minority shareholders		**264**	182	**–**	–
Long-term borrowings raised		**314**	726	**–**	–
Long-term borrowings repaid		**(153)**	(4)	**–**	–
(Decrease)/increase in short-term borrowings		**(316)**	599	**(90)**	67
Decrease in treasury liabilities		**–**	(13)	**–**	(13)
Net cash inflow/(outflow) from financing activities		**115**	1 490	**(84)**	54
Net increase/(decrease) in cash and cash equivalents		**340**	(3 721)	**205**	(3 793)
Cash and cash equivalents at beginning of year		**439**	4 160	**340**	4 133
Cash and cash equivalents at end of year		**779**	439	**545**	340
Cash generated from operations per share (cents)		**558**	485	**42**	451

Notes to the financial statements

FOR THE YEAR ENDED 30 JUNE 2002

1. ACCOUNTING POLICY

The annual financial statements are prepared on the historical cost basis as adjusted and are in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. These are consistent with prior years.

In order to comply with International Accounting Standards the Group adopted AC133: Financial Instruments: Recognition and Measurement in July 2000, ahead of its effective date in South Africa.

2. TANGIBLE AND INTANGIBLE ASSETS

	Mine development assets	Decom-missioning assets	Pland and machinery	Land and buildings	Mineral rights	Intangible assets	Other	**Total**
Group – Rm								
Cost								
Balance at 30 June 2000	**2 127**	**40**	**1 599**	**125**	**323**	**(24)**	**275**	**4 465**
Additions	781	–	1 224	16	–	1	62	**2 084**
Reclassifications	–	2	(8)	4	–	2	–	**–**
Disposals	–	–	(14)	–	–	–	(3)	**(17)**
Disposal of joint venture	(2)	–	(10)	–	(1)	–	–	**(13)**
Realignment of currencies	–	6	152	–	–	–	–	**158**
Sale of Hartebeestfontein mine	5	–	–	–	5	–	–	**10**
Decommissioning asset recognised	–	(13)	–	–	–	–	–	**(13)**
Balance at 30 June 2001	**2 911**	**35**	**2 943**	**145**	**327**	**(21)**	**334**	**6 674**
Additions	480	–	594	81	1	3	64	**1 223**
Reclassifications	(576)	–	503	–	–	(3)	76	**–**
Disposals	(2)	–	(2)	–	–	–	(6)	**(10)**
Realignment of currencies	–	6	481	5	–	–	7	**499**
Balance at 30 June 2002	**2 813**	**41**	**4 519**	**231**	**328**	**(21)**	**475**	**8 386**
Accumulated amortisation and depreciation								
Balance at 30 June 2000	**121**	**6**	**269**	**23**	**4**	**(16)**	**142**	**549**
Reclassification	–	–	2	–	–	–	(2)	**–**
Charge for the year	49	3	78	3	1	(14)	31	**151**
Disposals	–	–	(13)	–	–	–	(4)	**(17)**
Disposal of joint venture	(3)	–	(9)	–	(1)	–	–	**(13)**
Realignment of currencies	–	–	8	–	–	–	–	**8**
Balance at 30 June 2001	**167**	**9**	**335**	**26**	**4**	**(30)**	**167**	**678**
Charge for the year	64	2	126	5	3	2	38	**240**
Disposals	–	–	(2)	–	–	–	(2)	**(4)**
Impairment of assets	–	–	1 966	6	–	–	1	**1 973**
Realignment of currencies	–	–	(194)	–	–	–	–	**(194)**
Balance at 30 June 2002	**231**	**11**	**2 231**	**37**	**7**	**(28)**	**204**	**2 693**
Group – Rm								
Carrying value at 30 June 2001	2 744	26	2 608	119	323	9	167	5 996
Carrying value at 30 June 2002	**2 582**	**30**	**2 288**	**194**	**321**	**7**	**271**	**5 693**

2. TANGIBLE AND INTANGIBLE ASSETS (continued)

Borrowing costs

Borrowing costs amounting to R85 million were capitalised in respect of the year to 30 June 2002 (2001: R94 million).

Specific US$ denominated borrowings are capitalised at varying rates between 6,25 per cent and 7,25 per cent and rand denominated borrowings are capitalised at a rate based on JIBAR plus 2,25 per cent.

Capital work-in-progress

Included in the above is R629 million (2001: R3 393 million) of assets relating to projects in progress from which no revenue is currently derived.

Leased assets

Included in plant and machinery are leased assets with a book value of R3 million (2001: R5 million). There were no additions during the year (2001: R1 million).

Other assets

Included in other assets are vehicles and equipment held under finance lease R1 million (2001: R1 million), mine properties R79 million (2001: R71 million), furniture, equipment and vehicles R191 million (2001: R95 million).

Intangible assets

Intangible assets consist of patents and trademarks.

	Mine development assets	Decom-missioning assets	Plant and machinery	Land and buildings	Other	**Total**
Company – Rm						
Cost						
Balance at 30 June 2000	90	1	44	17	24	**176**
Additions	10	–	4	–	10	**24**
Disposals	–	–	–	–	(2)	**(2)**
Balance at 30 June 2001	**100**	**1**	**48**	**17**	**32**	**198**
Additions	15	–	4	–	4	**23**
Disposals	–	–	–	–	(2)	**(2)**
Balance at 30 June 2002	**115**	**1**	**52**	**17**	**34**	**219**
Accumulated amortisation and depreciation						
Balance at 30 June 2000	22	–	18	–	20	**60**
Charge for the year	19	–	–	–	6	**25**
Balance at 30 June 2001	**41**	**–**	**18**	**–**	**26**	**85**
Charge for the year	6	–	3	–	6	**15**
Disposals	–	–	–	–	(1)	**(1)**
Balance at 30 June 2002	**47**	**–**	**21**	**–**	**31**	**99**
Carrying value at 30 June 2001	59	1	30	17	6	113
Carrying value at 30 June 2002	**68**	**1**	**31**	**17**	**3**	**120**

A register containing details of mineral and mining rights and land and buildings is available for inspection during business hours at the registered address of the Company by members or their duly authorised agents.

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
3. ENVIRONMENTAL REHABILITATION TRUST FUNDS				
Total environmental rehabilitation obligation (note 11)	**130**	115	**9**	8
Less: Amounts in trust funds	**64**	59	**8**	7
Net liability	**66**	56	**1**	1
The funds in the trusts are as follows:				
Balance at beginning of year	**59**	51	**7**	7
Amounts received during the year	**4**	2	**–**	–
Less: Work completed	**(6)**	(1)	**–**	–
Interest earned	**7**	5	**–**	–
Other movements	**–**	2	**1**	–
	64	59	**8**	7
4. INVESTMENTS				
Listed – subsidiary companies				
Book value			**1 462**	1 552
Listed – other investments				
Original cost	**31**	546	**31**	555
Revaluation surplus	**138**	635	**138**	635
Closing carrying amount	**169**	1 181	**169**	1 190
Total – listed investments	**169**	1 181	**1 631**	2 742
Market value of listed investments	**169**	1 181	**2 310**	4 162
Unlisted – subsidiary companies				
Book value			**203**	451
Loans* (refer page 78)			**303**	34
			506	485
Unlisted – other	**7**	5	**5**	4
Total unlisted	**7**	5	**511**	489
Total carrying amount of investments	**176**	1 186	**2 142**	3 231
Directors' valuation of unlisted investments – subsidiaries and other	**36**	8	**670**	490

A report on investments appears on pages 78 to 80.

*These loans are interest free with no fixed terms of repayment.

5. JOINT VENTURES

The proportionate share of the following joint venture has been incorporated into the Company results:

- a 75 per cent share in the Nkomati mine.

The proportionate shares of the following joint ventures have been incorporated into the Group results:

- a 75 per cent share in the Nkomati mine, and
- a 50 per cent share in Cato Ridge Alloys (Proprietary) Limited.

The aggregate amounts of joint ventures proportionately consolidated in the financial statements are:

	Group		Company	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
Income statements				
Revenue	**424**	377	**326**	327
Profit for the year after taxation	**122**	132	**116**	130
Balance sheets				
Non-current assets	**155**	125	**104**	92
Current assets	**239**	174	**146**	112
Non-current liabilities	**33**	29	**33**	29
Current liabilities	**173**	104	**36**	28
Cash flow statements				
Net cash inflow from operating activities	**51**	50	**24**	36
Net cash outflow from investing activities	**(23)**	(22)	**(22)**	(21)
Net cash outflow from financing activities	**(57)**	(51)	**–**	(44)
Commitments and contingent liabilities				
Commitments	**3**	3	**–**	–

6. INVENTORIES

	Group 2002	Group 2001	Company 2002	Company 2001
Consumable stores	**150**	105	**1**	1
Raw material	**372**	321	**–**	13
Work-in-progress	**80**	35	**15**	–
Finished goods	**374**	261	**–**	–
	976	722	**16**	14

7. SHARE CAPITAL AND PREMIUM

	Group 2002	Group 2001	Company 2002	Company 2001
Share capital				
Authorised				
196 668 737 (2001: 196 668 737) ordinary shares of 5 cents each	**10**	10	**10**	10
646 380 (2001: 646 380) compulsorily convertible preference shares of 678 cents each	**4**	4	**4**	4
	14	14	**14**	14
Issued				
111 443 652 (2001: 110 104 818) ordinary shares of 5 cents each	**6**	6	**6**	6
Share premium	**62**	56	**62**	56
– Balance at beginning of the year	**56**	51	**56**	51
– Premium on shares issued	**6**	5	**6**	5
Total issued share capital and premium	**68**	62	**68**	62

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
8. MINORITY INTEREST				
Balance at beginning of year	**1 483**	1 185		
Transfer from income statement	**163**	124		
Unrealised loss on currency derivative contract accounted for in equity	**(21)**	–		
Dividends paid to minorities	**(24)**	(13)		
Change in minority control in subsidiary	**114**	182		
New subsidiary acquired	**45**	–		
Minority shareholders' loan: Two Rivers Platinum (Proprietary) Limited *	**218**	–		
Realignment of currencies	**34**	5		
Balance at year end	**2 012**	1 483		

*The minority shareholder's contribution to this project has been classified as a minority shareholder's contribution including that portion presently classified as shareholders' loans. A final decision on the composition of these contributions between equity and loans has still to be made and will only be finalised when the project feasibility is finalised and approved.

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
9. LONG-TERM BORROWINGS				
SA rand long-term borrowings				
Secured loans				
Secured by a selection of bonds, pledges and charges over certain immovable property, certain movable corporeal assets, rights, hedging receivables and certain bank accounts. Interest is calculated at 2,25 per cent above JIBAR rate. The loan is to be repaid in twelve equal quarterly instalments commencing on 31 March 2003.	**300**	150	**–**	–
Unsecured loans				
Fixed term loan of five years that terminated on 11 June 2002. The loan bears interest at a nominal rate of 15,96 per cent, repayable in ten equal six-monthly instalments of R14 million commencing on 11 December 1997 with a final instalment on 11 June 2002.	**–**	23	**–**	–
Finance lease	**1**	2	**–**	–
Total borrowings	**301**	175	**–**	–
Less: Repayable within one year included in short-term borrowings	**50**	23	**–**	–
Total SA rand long-term borrowings	**251**	152	**–**	–
US dollar long-term borrowings				
Secured loans				
Loans of US$64 million (2001: US$67 million) at a fixed interest rate of 6,75 per cent and repayable in *semi-annual instalments over five years, commencing* six months after final draw down, March 2002. The loan is secured with a pledge of shares and cash.	**656**	540	**–**	–
Loans of US$16 million (2001: US$20 million) at an interest rate of 2 per cent above LIBOR. This loan is repayable in ten bi-annual instalments that commenced during September 2001 and the final being September 2006.	**164**	162	**–**	–
Balance carried forward	**820**	702	**–**	–

	Group		Company	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
9. LONG-TERM BORROWINGS (continued)				
Balance brought forward	**820**	702	**–**	–
Loan of US$35 million (2001: US$19 million) secured by a selection of bonds, pledges and charges over certain immovable property, certain movable corporeal assets, rights, hedging receivables and certain bank accounts. Interest is calculated at 2,25 per cent above LIBOR. The loan is repayable in twelve equal quarterly instalments commencing on 31 March 2003.	**357**	152	**–**	–
Unsecured loans				
Unsecured loan of US$0.2 million (2001: US$0,5 million). The loan bears interest at 6,50 per cent with a final instalment of US$0,2 million during the year ending 30 June 2003.	**2**	4	**–**	–
Total borrowings	**1 179**	858	**–**	–
Less: Repayable within one year included in short-term borrowings	**249**	89	**–**	–
Total US dollar long-term borrowings	**930**	769	**–**	–
Total borrowings at end of the year	**1 480**	1,033	**–**	–
Less: Repayable within one year included in short-term borrowings	**299**	112	**–**	–
Total borrowings at end of the year	**1 181**	921	**–**	–
Made up as follows:				
– Assmang Limited	**1**	3	**–**	–
– Avgold Limited	**548**	302	**–**	–
– Chambishi Metals plc	**632**	616	**–**	–
	1 181	921	**–**	–

Interest payable and repayments

Group – Rm	Rate of interest %	**Total borrowings 2002**	Repayable during the year ending 30 June 2003	2004	2005	2006	2007 onwards
Secured loans	6-10	**820**	187	187	186	186	74
	6-10	**357**	60	119	119	59	–
	13	**300**	50	100	100	50	–
		1 477	297	406	405	295	74
Finance lease	0-5	**1**	1	–	–	–	–
	6-10	**2**	1	1	–	–	–
		3	2	1	–	–	–
Total long-term loans		**1 480**	299	407	405	295	74

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
10. DEFERRED TAXATION				
Deferred tax assets				
Valuation of inventories	**–**	1	**–**	–
Revaluation, net of related depreciation	**–**	10	**–**	–
Assessed loss	**38**	34	**–**	–
State share of profit at 10,125 per cent	**–**	1	**–**	–
Liabilities for health care benefits	**–**	1	**–**	–
Net deferred tax assets	**38**	47	**–**	–
Deferred tax liabilities				
Tangible assets	**389**	283	**31**	28
Valuation of inventories	**(3)**	–	**–**	–
Provisions made	**(13)**	(3)	**(2)**	(2)
State share of profit at 10,125 per cent	**37**	29	**–**	–
Liabilities for health care benefits	**(20)**	(19)	**(19)**	(19)
Foreign exchange profit deferred	**48**	9	**48**	9
Other	**55**	61	**48**	48
Net deferred tax liabilities	**493**	360	**106**	64
Reconciliation of opening and closing balance				
Opening deferred tax liability	**360**	289	**64**	57
Opening deferred tax asset	**(47)**	(22)	**–**	–
Net deferred tax liability – opening balance	**313**	267	**64**	57
Temporary differences from:	**142**	46	**42**	7
– Assessed loss	**(4)**	(240)	**–**	–
– Tangible assets	**116**	270	**–**	5
– Valuation of inventories	**(2)**	–	**–**	–
– Provisions made	**(10)**	(2)	**–**	–
– Development costs	**–**	6	**–**	–
– Health care benefits	**–**	(3)	**–**	–
– State share of profit	**9**	9	**–**	–
– Revaluation net of depreciation	**–**	(6)	**–**	–
– Foreign exchange profit deferred	**39**	9	**39**	9
– Other	**(6)**	3	**3**	(7)
– Deferred tax liability	**493**	360	**106**	64
– Deferred tax asset	**38**	(47)	**–**	–
Net deferred tax liability – closing balance	**455**	313	**106**	64

Deferred tax balances are shown net of deferred tax assets and deferred tax liabilities where a legal right to offset at settlement exists.

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
11. LONG-TERM PROVISIONS				
Environmental rehabilitation obligation				
Provision for decommissioning				
Balance at beginning of year	**68**	71	**1**	1
Payments made	**(4)**	–	**–**	–
Provision for the year	**6**	4	**–**	–
Realignment of currencies	**6**	6	**–**	–
Revision in estimate	**–**	(13)	**–**	–
Other movements	**(4)**	–	**1**	–
Balance at end of year	**72**	68	**2**	1
Provision for restoration				
Balance at beginning of year	**47**	38	**7**	7
Payments made	**(2)**	(1)	**–**	–
Provision for the year	**7**	8	**–**	–
Additional obligation recognised	**6**	2	**–**	–
Balance at end of year	**58**	47	**7**	7
Total environmental rehabilitation obligation	**130**	115	**9**	8
Post-retirement health care benefits				
Balance at beginning of year	**81**	71	**62**	54
Provision for the year	**4**	10	**1**	8
Balance at end of the year	**85**	81	**63**	62
Other long-term provisions				
Balance at beginning of year	**–**	22	**–**	–
Payments made	**–**	(6)	**–**	–
Realignment of currencies	**–**	2	**–**	–
Transfer to payables	**–**	(15)	**–**	–
Transfer to short-term provisions	**–**	(1)	**–**	–
Other	**–**	(2)	**–**	–
Balance at end of the year	**–**	–	**–**	–
Total long-term provisions at year end	**215**	196	**72**	70
12. TRADE AND OTHER PAYABLES				
Trade payables	**540**	314	**47**	34
Other payables	**97**	73	**18**	30
Total trade and other payables	**637**	387	**65**	64

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
13. SHORT-TERM PROVISIONS				
Balance at beginning of year	**116**	105	**82**	67
Provision for the year	**38**	40	**23**	29
Payments made during the year	**(93)**	(24)	**(78)**	(14)
Realignment of currencies	**1**	–	**–**	–
Transfers from long-term provisions	**–**	1	**–**	–
Transfers to payables	**–**	(6)	**–**	
Balance at end of the year	**62**	116	**27**	82
Made up as follows:				
– Debt suretyship	**7**	58	**7**	58
– Leave-pay and bonus provisions	**55**	56	**20**	24
– Long service awards	**–**	2	**–**	–
Total short-term provisions	**62**	116	**27**	82
14. OVERDRAFTS AND SHORT-TERM BORROWINGS				
Overdrafts	**31**	235	**–**	–
Short-term borrowings	**1 185**	1 207	**881**	796
– Foreign	**595**	598	**595**	501
– Local	**590**	609	**286**	295
Current portion of long-term borrowings	**299**	112	**–**	–
	1 515	1 554	**881**	796
Overdrafts and short-term borrowings are made up as follows:				
– Anglovaal Air (Proprietary) Limited	**–**	23	**–**	–
– Anglovaal Mining Limited	**595**	501	**595**	501
– Assmang Limited	**577**	910	**–**	–
– Avgold Limited	**126**	5	**–**	–
– Chambishi Metals plc	**217**	115	**–**	–
– Loans from subsidiaries	**–**	–	**286**	295
	1 515	1 554	**881**	796

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
15. REVENUE				
Revenue comprises:				
– Mining and related products	**3 771**	2 615	**326**	327
– By-products	**34**	24	**–**	–
– Toll treatment and other services	**242**	167	**–**	–
Mining and related revenue	**4 047**	2 806	**326**	327
Revenue and other income	**4 317**	3 125	**850**	740
Made up as follows:				
– Local revenue	**622**	686	**141**	172
– Export revenue	**3 425**	2 120	**185**	155
	4 047	2 806	**326**	327

For reporting purposes other income includes fees, which are included in other operating income, and dividends and interest received which are included in investment income.

Revenue between companies within the Group, including revenue at arm's length, is eliminated on consolidation.

	Group		Company	
16. PROFIT FROM OPERATIONS				
Profit from operations includes:				
Foreign exchange gains				
– realised	**73**	58	**30**	58
– unrealised	**95**	57	**24**	52
Remuneration for management advisory services	**1**	1	**77**	54
Remuneration for technical advisory services	**7**	31	**7**	31
Surplus on disposal of tangible assets	**1**	1	**–**	–
Surplus on disposal of other investments	**540**	9	**533**	3
Amortisation and depreciation				
– land and buildings	**5**	3	**–**	–
– mine development, exploration and decommissioning	**66**	52	**6**	19
– mineral rights	**1**	–	**–**	–
– intangible assets	**1**	(14)	**–**	–
– plant and machinery	**126**	78	**3**	–
– other	**41**	31	**6**	6
Auditors' remuneration – audit fees	**4**	3	**1**	1
– other services	**1**	–	**–**	–
Exploration expenditure	**56**	64	**49**	61
Foreign exchange losses				
– realised	**53**	34	**13**	5
– unrealised	**55**	18	**–**	5
Inventory write down	**–**	7	**–**	–
Movement in provisions				
– long-term	**16**	22	**2**	8
– short-term	**38**	40	**23**	29
Share transfer, secretarial and financial services	**5**	7	**2**	7
Staff costs				
– salaries and wages	**584**	475	**103**	113
– defined contribution plans (pension)	**28**	27	**7**	6
– health care	**21**	15	**3**	–

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
17. INCOME FROM INVESTMENTS				
Dividend income				
– subsidiary companies – listed	**–**	–	**24**	13
– subsidiary companies – unlisted	**–**	–	**5**	–
– other – listed	**1**	2	**1**	2
– other – unlisted	**1**	–	**1**	–
Interest received				
– subsidiary companies	**–**	–	**49**	51
– other	**53**	106	**44**	87
	55	108	**124**	153
18. EXCEPTIONAL ITEMS				
Impairment of assets – Chambishi Metals plc	**(2 019)**	–	**–**	–
Surplus on disposal of Iscor Limited investment	**343**	–	**343**	–
Surplus on disposal of Kumba Resources Limited options	**75**	–	**75**	–
Surplus on disposal of Avgold Limited	**48**	–	**50**	–
Surplus on disposal of Assore Limited	**74**	–	**65**	–
Provision for guarantee	**(5)**	–	**(5)**	–
Provision for doubtful debt – Chambishi Metals plc	**–**	–	**(1 534)**	–
Foreign exchange profit on Chambishi Metals plc – debtors book	**400**	–	**400**	–
Loss on write-down of Chambishi Metals plc	**–**	–	**(305)**	–
Exceptional items per income statement	**(1 084)**	–	**(911)**	–
Taxation	**(52)**	–	**(52)**	–
Minority interest	**66**	–	**–**	–
Net exceptional items	**(1 070)**	–	**(963)**	–
19. DIRECTORS' EMOLUMENTS				
Paid by the Company				
Executive directors				
– Salaries			**5**	3
– Bonuses			**3**	–
Non-executive directors			**2**	1
			10	4
Value of options at 30 June (R million)				
– Directors			**8**	3
Share options granted during year to 30 June (units in thousands)				
– Directors			**149**	148
Option periods				
– Directors			August 2000 to June 2008	
20. TAXATION				
South African normal taxation				
– current year	**119**	104	**17**	67
– prior year	**11**	2	**–**	–
State share of profits	**37**	12	**–**	–
Deferred taxation				
– temporary differences	**142**	46	**42**	7
Secondary tax on companies	**4**	3	**–**	–
	313	167	**59**	74

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
20. TAXATION (continued)				
Dealt with as follows:				
Attributable to profit before exceptional items	**261**	167	**7**	74
Attributable to exceptional items (Note 18)	**52**	–	**52**	–
	313	167	**59**	74
Reconciliation of rate of taxation:	**%**	%	**%**	%
Standard rate of company taxation	**30**	30	**30**	30
Adjusted for:				
– Disallowed expenditure	**(136)**	4	**(65)**	8
– Exempt income	**35**	(2)	**20**	(5)
– Effect of State share of profit	**–**	3	**–**	–
– Secondary tax on companies	**(2)**	–	**–**	–
– Tax losses not raised as deferred tax assets	**(17)**	(2)	**–**	–
– Revaluation reserve	**13**	(4)	**7**	(4)
– Other	**(3)**	–	**–**	–
Effective rate of taxation	**(80)**	29	**(8)**	29
The estimated losses which are available for the reduction of future taxable income are	**2 689**	719	**–**	–
The ordinary shareholders' interest in the abated assessed losses is estimated at	**2 414**	629	**–**	–
The estimated unredeemed capital expenditure available for reduction against future mining income is	**3 740**	2 572	**–**	–
The ordinary shareholders' interest in the abated unredeemed capital expenditure is estimated at	**2 065**	1 549	**–**	–

The Group had unused credits in respect of secondary tax on companies of R49 million at 30 June 2002 (2001: R24 million).

The latest tax assesment for the Company relates to the year ended June 2000 and is dated 19 July 2001. The assessment for 1999 has not yet been received and a revised assesment for 1998 is under appeal. All returns, including June 2001, have been submitted.

	Group		Company	
21. HEADLINE EARNINGS				
Earnings per income statement	**(866)**	281	**(790)**	185
Impairment of assets	**1 619**	–	**1 439**	–
Provisions	**5**	–	**5**	–
Surplus on disposal of investments	**(540)**	–	**(533)**	–
	218	281	**121**	185
Taxation	**52**	–	**52**	–
Minority interest	**(66)**	–	**–**	–
Headline earnings	**204**	281	**173**	185

	Group		Company	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm

22. EARNINGS PER SHARE

The calculation of earnings per share is based on a loss of R866 million (2001: R281 million – profit), and a weighted average of 110 977 thousand (2000: 108 379 thousand) shares in issue during the year. The calculation of headline earnings per share is based on headline earnings of R204 million (2001: R281 million), and a weighted average of 110 977 thousand (2001: 108 379 thousand) shares in issue during the year.

The calculation of fully diluted earnings per share is based on a loss of R866 million (2001: R281 million – profit), and a weighted average of 112 367 thousand (2001: 112 073 thousand) shares, calculated as follows:

	Group 2002	Group 2001
Weighted average number of shares used in calculating basic earnings per share (thousands)	**110 977**	108 379
Potential ordinary shares due to share options granted	**1 390**	3 694
Weighted average number of shares used in calculating fully diluted earnings per share (thousands)	**112 367**	112 073

The calculation of fully diluted headline earnings per share is based on earnings of R204 million (2001: R281 million) and a weighted average of 112 367 thousand (2001: 112 073 thousand) shares.

23. RECONCILIATION OF NET PROFIT BEFORE TAX TO CASH GENERATED FROM OPERATIONS

	Group 2002 Rm	Group 2001 Rm	Company 2002 Rm	Company 2001 Rm
Net income/(loss) before tax, finance cost and investment income	**(284)**	596	**(799)**	168
Adjusted for:	**1 348**	84	**926**	48
– Amortisation and depreciation of fixed assets	**240**	151	**15**	25
– Investment in Chambishi Metals plc written off	**–**	–	**305**	–
– Long- and short-term provisions	**21**	62	**24**	37
– Impairment of fixed assets	**1 619**	–	**1 134**	–
– Surplus on disposal of fixed assets	**–**	(1)	**–**	–
– Surplus on disposal of investments	**(540)**	(9)	**(532)**	(3)
– Unrealised foreign exchange gain	**(40)**	(39)	**(23)**	(47)
– Inventory write-down to net realisable value	**–**	7	**–**	–
– Payment to trust funds	**(5)**	(2)	**(1)**	–
– Other non-cash flow items	**53**	(85)	**4**	36
Operating profit before working capital changes	**1 064**	680	**127**	216
(Increase)/decrease in inventories	**(224)**	(122)	**(2)**	2
(Increase)/decrease in receivables	**(346)**	34	**(30)**	300
Increase/(decrease) in payables	**125**	(66)	**(48)**	(29)
Cash generated from operations	**619**	526	**47**	489

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
24. DIVIDENDS PAID				
Balance at beginning of year	**–**	1 208	**–**	1 208
Dividends to minorities	**23**	13	**–**	–
Other movements	**–**	1	**–**	–
Dividends paid	**23**	1 222	**–**	1 208
25. TAXATION PAID				
Balance at beginning of year (net)	**77**	191	**48**	169
Prior year tax under provided	**11**	2	**–**	–
Current taxation as per income statements	**156**	119	**17**	67
Other movements	**(2)**	2	**–**	(1)
Balance at end of year	**(45)**	(77)	**(3)**	(48)
Taxation paid	**197**	237	**62**	187

26. PROCEEDS FROM DISPOSAL OF JOINT VENTURE AND SUBSIDIARIES

During the 2001 year the Company disposed of its holdings in the Lannex Joint Venture in Lavino (Proprietary) Limited

	Group	
	2002	2001
The following assets and liabilities were disposed of:	**Rm**	Rm
Fixed assets	**–**	2
Trade and other receivables	**–**	1
Trade and other payables and provisions	**–**	(2)
Net assets (fairly valued)	**–**	1
Profit on disposal	**–**	5
	–	6
Cash flow on disposal	**–**	6

Group – 2001 Rm	Precious metals	Cobalt/ Copper	Nickel	Ferrous metals	Corporate and Other	Total
27. SEGMENTAL INFORMATION						
Primary segmental information						
Year to 30 June 2002						
Revenue						
External revenue	364	548	326	2 809	–	**4 047**
Cost of sales	(335)	(561)	(167)	(1 922)	–	**(2 985)**
Other operating income	31	2	31	45	106	**215**
Other operating expenses	(11)	(130)	(27)	(174)	(136)	**(478)**
Reallocated corporate expenditure	–	(15)	7	47	(39)	**–**
Segment result	49	(156)	170	805	(69)	**799**
Income from investments	3	–	2	4	46	**55**
Finance cost	(8)	(73)	–	(72)	(7)	**(160)**
Exceptional items	(2)	(2 019)	–	–	937	**(1 084)**
Taxation	(5)	–	(50)	(247)	(11)	**(313)**
Minority interest	(16)	73	–	(220)	–	**(163)**
Contribution to earnings	21	(2 175)	122	270	896	**(866)**
Contribution to headline earnings	21	(221)	122	270	12	**204**
Other information						
Consolidated total operating assets	2 997	1 282	250	3 158	771	**8 458**
Intangibles and mineral rights	141	–	–	181	6	**328**
Consolidated total assets	3 138	1 282	250	3 339	777	**8 786**
Consolidated total liabilities	959	1 148	69	1 211	808	**4 195**
Capital expenditure	466	362	22	372	1	**1 223**
Depreciation	57	49	12	117	5	**240**
Primary segmental information						
Year to 30 June 2001						
Revenue						
External revenue	218	326	327	1 926	9	**2 806**
Cost of sales	(181)	(353)	(140)	(1 402)	(7)	**(2 083)**
Other operating income	9	–	6	2	194	**211**
Other operating expenses	7	(54)	(10)	(112)	(169)	**(338)**
Reallocated corporate expenditure	–	(8)	–	39	(31)	**–**
Segment result	53	(89)	183	453	(4)	**596**
Income from investments	1	2	4	2	99	**108**
Finance cost	–	(12)	–	(68)	(52)	**(132)**
Taxation	–	29	(57)	(119)	(20)	**(167)**
Minority interest	(15)	6	–	(115)	–	**(124)**
Contribution to earnings	39	(64)	130	153	23	**281**
Contribution to headline earnings	39	(64)	130	153	23	**281**
Other information						
Consolidated total operating assets	2 545	2 080	206	2 405	1 546	**8 782**
Intangibles and mineral rights	143	–	–	184	5	**332**
Consolidated total assets	2 688	2 080	206	2 589	1 551	**9 114**
Consolidated total liabilities	517	1 704	58	1 400	(56)	**3 623**
Capital expenditure	600	834	21	626	3	**2 084**
Depreciation	4	31	22	90	4	**151**

27. SEGMENTAL INFORMATION (continued)

Business segments

For management purposes, the Company is organised into four major operating divisions. These are precious metals, cobalt/copper, nickel and ferrous metals.

The Company's products predominantly reflect the risks and rewards of trading and the operating divisions are therefore identified as the primary reporting segments. Financial information about the primary segments is presented in the previous section of this note.

Geographical segments

The Company operates in two principal geographical areas namely South Africa and Zambia. Chambishi Metals plc, in Zambia, is the only significant operation outside South Africa and is reported in the cobalt/copper business segment.

	Group	
Assets by geographical area	**2002**	2001
in which the assets are located, are as follows:	**Rm**	Rm
– South Africa	**7 232**	6 821
– Zambia	**1 139**	2 080
– Europe	**57**	95
– USA	**331**	118
– Middle East	**27**	–
	8 786	9 114
Revenue by geographical area		
– South Africa	**622**	659
– Zambia	**244**	221
– Europe	**1 290**	611
– Japan and China	**1 150**	841
– USA	**511**	333
– Other	**230**	141
	4 047	2 806
Capital expenditure		
– South Africa	**861**	1 250
– Zambia	**362**	834
	1 223	2 084

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group is exposed to certain financial risks in the normal course of its operations. To manage these risks, a treasury risk management committee has been established that may enter into transactions involving financial instruments from time to time. Both recognised and unrecognised financial instruments are disclosed below.

The Group does not acquire, hold or issue derivative instruments for trading purposes. All derivative type transactions are entered into as hedges of underlying cash flows.

The following risks occur and are managed through the policies adopted below:

Commodity price and currency risk

Commodity price risk arises from the possible adverse effect of fluctuations in commodity prices on current and future earnings. The commodity market is predominantly priced in US dollars which exposes the Group's cash flows to foreign exchange currency risks.

Derivative instruments used to hedge the position of the Group against these risks include forward sale and purchase contracts as well as forward exchange contracts.

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

	Foreign currency amount US$m	Year end rate R/US$
Financial assets		
United States dollar		
Foreign currency denominated items included in receivables – 30 June 2002	79	10,25
Foreign currency denominated items included in receivables – 30 June 2001	57	8,08
Financial liabilities		
United States dollar		
Foreign currency denominated items included in payables – 30 June 2002	3	10,25
Foreign currency denominated items included in payables – 30 June 2001	10	8,08

For foreign currency denominated items included in long- and short-term borrowings refer to interest rate risk note further below.

Liquidity risk management

The Company's executive meet regularly to review long- and mid-term plans as well as short-term forecasts of cash flow.

Funding requirements are met by arranging banking facilities and/or structuring finance as applicable. All funding and related structures are approved by the board of directors.

Credit risk

Credit risk arises from possible defaults on payments by business partners or bank counterparties. The Group minimises credit risk by evaluating counterparties before concluding transactions in order to ensure the credit-worthiness of such counterparties. Cash is only deposited with institutions which have exceptional credit rankings with the amounts distributed appropriately among these institutions to minimise credit risk through diversification.

At year end Bindura Nickel Corporation Limited, situated in Zimbabwe, owed the Group R65 million (2001: R70 million). Due to the shortage of foreign currency, payment is overdue. Other significant concentration of debt is The Konkola Copper Mines (Zambia) with total current debt of R39 million (2001: R45 million). The directors believe these monies are fully recoverable.

Treasury risk management

The Company's treasury operation is a division of Anglovaal Mining Limited. The purpose of the division is to co-ordinate the short-term cash requirements in the South African domestic money market. The treasury operation makes available to all Group companies its bulk finance benefits at, or better than market related rates.

The treasury function is outsourced to Standard Risk and Treasury Management Services (Proprietary) Limited (SRTMS), a specialist in the management of third party treasury operations.

A treasury committee, consisting of senior managers in the Company and representatives from SRTMS, meets on a regular basis to analyse currency and interest rate exposures as well as future funding requirements within the Group. The committee reviews the treasury operation's dealings to ensure compliance with Group policies and exposure limits as directed by the board of directors and audit committee.

Equity instruments

Equity instruments include equity and preference shares. There are no preference shares in issue at present.

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Forward contracts (recognised on balance sheet) **Activity:**	**Principal at year end US$m**	**Principal at year end Rm**	**Average rate R/US$**	**Maturity date**
Forward exchange contract for precious metals at 30 June 2002	24	209	8,74	31 July 2002 to 30 June 2003
Forward exchange contract for ferrous metals debtors at 30 June 2001	20	151	7,55	10 July to 20 August 2001

Forward contracts (not recognised on balance sheet) **Activity:**	**Volume hedged (ounces)**	**Volume hedged (kilograms)**	**Average price US$/oz**	**Maturity date year ending**
Year ended 30 June 2002				
Gold hedging				
Dollar forward sales contracts	50 769	1 579	313	30 June 2003
	51 481	1 601	298	30 June 2004
	46 885	1 458	284	30 June 2005
	21 620	672	290	30 June 2006

Forward contracts (not recognised on balance sheet) **Activity:**	**Volume hedged (ounces)**	**Volume hedged (kilograms)**	**Average price R/kg**	**Maturity date year ending**
Year ended 30 June 2002				
Gold hedging	302 411	9 406	83 077	30 June 2003
Rand forward sales contracts	251 733	7 830	85 135	30 June 2004
	246 876	7 679	94 009	30 June 2005
	119 923	3 730	100 985	30 June 2006

The Group enters into forward sales contracts to sell specified amounts of gold and related currency (United States dollars) in the future at predetermined rates. These hedge contracts are entered into to secure the future revenue streams. The Company does not use derivative instruments for speculative purposes.

Forward sale agreements are not recognised on the balance sheet as financial assets and liabilities. The revenue is recognised when the related production is delivered The mark-to-market of the hedge book contracts at 30 June 2002 was R873 million (negative) (2001: R121 million – positive) based on market rates and accepted valuation methodologies.

The value in the current hedge book is exposed to the transaction risk of value changing due to movements in market rates (interest rates, exchange rates or gold prices).

A limited number of counterparties are involved in the hedge transactions. These have good credit ratings, thus minimising any credit risk.

The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the Group's hedging policy.

Certain of the rand gold forward sales contracts with counterparties differ from those with whom the related gold forward sale contracts have been concluded. IAS 39 requires that as these contracts are cash flow hedges that they qualify for hedge accounting. The mark-to-market unrealised loss of R47 million has been raised as a current liability. The effect on equity of R26 million after minority interest is included in the statement of owners' equity.

Interest rate risk

Fluctuations in interest rates give rise to interest rate risks through the impact these fluctuations have on the value of short-term cash investments and financing activities.

Hedging of interest rates may be undertaken to ensure that fluctuations in interest rates do not have an unexpected impact on the cash flows or value of assets and liabilities.

Cash is managed to ensure that surplus funds are invested in a manner to achieve maximum returns while minimising risks. This is achieved through the activities of Anglovaal Treasury Operations serving the Group in managing cash flow needs.

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Significant exposures to interest rate risk were as follows:

Financial assets	Foreign currency amount US$m	Book value at year end Rm	Repricing date	Maturity date	Effective interest rate
Year ended 30 June 2002					
Cash – financial institutions		**210**		overnight call deposit	11,00%-11.35%
– fixed		**569**		Various dates in July 2002	11,35%-11,80%
		779			
Year ended 30 June 2001					
Cash – financial institutions		**419**		overnight call deposit	9,35%
– fixed		**20**		25/06/2001	8,75%
		439			
Financial liabilities					
Year ended 30 June 2002					
Foreign financial liabilities					
Long-term financial liabilities					
– Rand Merchant Bank	**64**	**656**	Fixed to maturity	31/03/2007	6,75%
– Industrial Development Corporation	**16**	**164**	Fixed to maturity	30/09/2006	LIBOR + 2%
– Syndicated loan	**35**	**357**	Fixed to maturity	31/12/2005	LIBOR + 2,25%
– Other	**1**	**2**			
	116	**1 179**			
Short-term financial liabilities					
– ABSA (Isle of Man) Limited	**9**	**92**	28/02/2002	30/08/2002	LIBOR + 0,8%
– Citibank Johannesburg	**10**	**103**	03/06/2002	04/12/2002	LIBOR + 1,70%
– Rand Merchant Bank (Dublin)	**6**	**66**	28/06/2002	31/01/2002	LIBOR + 1,25%
– Nedcor Trade Securities (Mauritius) Limited	**23**	**231**	28/06/2002	31/07/2002	LIBOR + 1,05%
– Nedcor Trade Securities (Mauritius) Limited	**10**	**103**	28/06/2003	31/07/2003	LIBOR + 1,25%
	58	**595**			
Total foreign financial liabilities	**174**	**1 774**			
Local financial liabilities					
Long-term financial liabilities					
– Syndicated loan		**300**		31/12/2005	JIBAR + 2,25%
– Various		**1**			
Short-term financial liabilities					
– Financial institutions		**621**			Linked to money market
Total local liabilities		**922**			
Total financial liabilities 2002	**174**	**2 696**			

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

	Foreign currency amount US$m	Book value at year end Rm	Repricing date	Maturity date	Effective interest rate
Financial liabilities					
Year ended 30 June 2001					
Foreign financial liabilities					
Long-term financial liabilities					
– Rand Merchant Bank	**67**	**540**	Fixed to maturity	31/03/2007	6,75%
– Industrial Development Corporation	**20**	**162**	Fixed to maturity	30/09/2006	LIBOR + 2%
– Syndicated loan	**19**	**152**	Fixed to maturity	31/12/2005	LIBOR + 2,25%
– Other	**1**	**4**		30/06/2003	
	107	**858**			
Short-term financial liabilities					
– ABSA (Isle of Man) Limited	**10**	**81**	31/08/2001	31/10/2001	4,80%
– Investec Bank (Mauritius) Limited	**10**	**81**	05/09/2001	30/09/2001	4,95%
– First National Bank Limited	**7**	**57**	28/09/2001	29/06/2001	4,71%
– Nedcor Trade Securities (Mauritius) Limited	**25**	**201**	31/07/2001	31/07/2001	6,43%
– Nedcor Trade Securities (Mauritius) Limited	**10**	**81**	25/10/2001	25/10/2001	5,33%
– Financial institutions	**9**	**75**	30/06/2001	current	Linked to LIBOR
– Other	**3**	**22**	30/062001	31/07/2001	5,76%
	74	**598**			
Total foreign financial liabilities	**181**	**1 456**			
Local financial liabilities					
Long-term financial liabilities					
– Syndicated loan		**150**	17/08/2001	31/12/2005	JIBAR + 2,25%
– Financial institutions		**23**	30/06/2000	30/06/2002	15,96%
– Various		**2**			
Short-term financial liabilities					
– Financial institutions		**844**	30/06/2001	30/06/2001	Linked to money market
Total local liabilities	**–**	**1 019**			
Total financial liabilities 2001	**181**	**2 475**			

	Group		Company	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
29. COMMITMENTS AND CONTINGENT LIABILITIES				
Commitments				
Commitments in respect of capital expenditure:				
Approved by directors				
– contracted for	**229**	272	**7**	7
– not contracted for	**588**	988	**2**	9
Total commitments	**817**	1 260	**9**	16
Contingent liabilities				
Back-to-back guarantees	**180**	180	**–**	–
Housing collaterals and contingent liabilities relating to slimes dams	**1**	2	**–**	–
Guarantee of subsidiary loan	**656**	540	**656**	540
Total commitments and contingent liabilities	**1 654**	1 982	**665**	556

The Company has a contingent liability for the amount of tax relating to the Anglovaal Limited loan stock redemption premium that the South African Revenue Service disallowed in 1998.

The potential 1998 liability for tax is R107 million at a tax rate of 30 per cent plus interest. This matter is currently under appeal.

A back-to-back guarantee to Assore Limited (Assore) is in respect of guarantees issued to bankers by Assore to secure a short-term export finance agreement facility of R180 million (2001: R180 million). Short-term export finance loans negotiated in terms of the above facility in the ordinary course of business at 30 June 2002 were R13 million (2001: R75 million).

Anglovaal Mining Limited has provided an irrevocable and unconditional guarantee to Copperbelt Energy Corporation plc (CEC) and the Development Bank of Southern Africa Limited (DBSA) for the due and punctual payment by Chambishi Metals plc (Chambishi) of the capital charge component of the power supply assets installed and owned by CEC for which financing was obtained by CEC from DBSA. The total outstanding capital charge obligation at June 2002 amounted to US$11,1 million (2001: US$11,5 million) and will reduce over 10 years ending June 2012 as capital charge payments are made by Chambishi Metals plc.

A contingent liability exists, arising from an agreement with LTA Process Engineering whereunder Avgold Limited is liable for the erection costs of a tailings dam, should a dump reclamation project at the latter's ETC mining complex be cancelled.

30. RETIREMENT PLANS

The Group has made provision for pension plans and provident funds substantially covering all employees. These are composed of defined contribution pension plans, which are governed by the Pension Fund Act, 1956, and defined contribution provident funds administered by employee organisations within the industries in which members are employed. The contributions paid by Group companies for retirement benefits are charged to the income statement as they are incurred.

The benefits provided by the defined contribution plans are determined by accumulated contributions and returns on investment.

Periodic reviews of the plans are carried out by independent actuaries at regular intervals.

Members contribute between 5,0 per cent and 7,5 per cent and employers between 5,0 per cent and 18,02 per cent of pensionable salaries to the funds.

31. POST-RETIREMENT HEALTH CARE BENEFITS

The Group has obligations to fund a portion of certain pensioners' and retiring employees' medical aid contributions based on the cost of benefits. The anticipated liabilities arising from these obligations have been actuarially determined using the project unit credit method, and a corresponding liability has been raised.

The liability is assessed periodically by an independent actuarial survey. This survey uses the following principal actuarial assumptions:

- a discount rate of 12 per cent, based on high quality corporate bonds;

- an increase in health care costs at a rate of 8,74 per cent.

The provisions raised in respect of post-retirement health care benefits amounted to R85 million (2001: R81 million) at the end of the year. Of this amount, R4 million (2001: R10 million) was charged against income in the current year (refer to note 11).

The liabilities raised based on present values of the post-retirement benefit, have been recognised in full. The actuarial valuation was conducted at 31 July 2001. The liability for post-retirement health care benefits is not funded. At retirement, members are given the choice to have an actuarially determined amount paid into their pension fund, to cover the expected cost of the post-retirement health cover, alternatively the Company will continue to fund the portion of the retiring employee's medical aid contributions.

32. RELATED PARTY TRANSACTIONS

Related party transactions can exist between subsidiaries and the holding company, fellow subsidiaries, associated companies, joint ventures and key management personnel. A report on investments in subsidiaries, associated companies and joint ventures, that indicates the relationship and degree of control exercised by the Company, appears on pages 79 to 80.

Transactions between the holding company, its subsidiaries, associated companies and joint ventures relate to fees, dividends, rents and interest and are regarded as inter-Group transactions and eliminated on consolidation.

Fees relating to specific capital projects are not eliminated as the underlying costs are capitalised to capital work-in-progress.

These transactions are concluded at arm's length and under terms and conditions that are no less favourable than those arranged with third parties. The volume of these transactions is insignificant in relation to the operating transactions of the Company and are concluded to effect internal policies and practices of the Company. There were no material outstanding balances at the end of the year, as transactions with the Group companies are eliminated on consolidation.

	Group		**Company**	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
Assmang Limited				
- Provison of services	**7**	14	**57**	47
- Dividends	**–**	–	**24**	13
Chambishi Metals plc				
- Provision of services	**14**	16	**26**	31
- Interest	**–**	–	**48**	38
Nkomati Joint Venture				
- Provision of services	**1**	1	**6**	6

Transactions with directors relate to fees and share options and are disclosed in note 19 above.

Report on subsidiary companies

FOR THE YEAR ENDED 30 JUNE 2002

	Company	
	2002	2001
	Rm	Rm
INVESTMENTS		
Listed: market value R4 993 million (2001: R2 972 million)	**1 462**	1 552
Unlisted	**881**	451
	2 343	2 003
Amounts owing by subsidiaries (refer note 4)	**303**	34
Amounts owing to subsidiaries (refer note 14)	**(286)**	(295)
	2 360	1 742
INCOME FROM SUBSIDIARIES		
Dividends	**29**	13
Interest	**49**	51
Fees – management advisory services	**77**	53
Fees – technical advisory services	**7**	31
	162	148
MEMBERS' AGGREGATE INTEREST IN PROFITS AND LOSSES AFTERTAXATION OF SUBSIDIARIES		
Profits	**123**	149
Losses	**912**	58
INDEBTEDNESS TO COMPANIES IN THE GROUP		
The aggregate amount of indebtedness of subsidiaries to Anglovaal Mining Limited is:		
– included in investments	**303**	34
– included in loans and long-term receivables	**252**	830
– included in receivables	**3**	9
	558	873
The aggregate amount of indebtedness of Anglovaal Mining Limited to its subsidiaries is:		
– included in payables	**1**	2
– included in overdrafts and short-term borrowings	**286**	295
	287	297

Principal subsidiary companies

AS AT 30 JUNE 2002

Name and nature of business	Class	Issued capital amount 2002 Rm	Issued capital amount 2001 Rm	Direct interest in capital 2002 %	Direct interest in capital 2001 %	Book value of the Company's interest: Shares 2002 Rm	Shares 2001 Rm	Indebtedness by/(to) 2002 Rm	Indebtedness by/(to) 2001 Rm
Anglovaal Air (Proprietary) Limited									
– air charter operator	Ord	–	–	**100**	100	**89**	89	**(211)**	(213)
Assmang Limited[1]									
– manganese and iron ore mining company and ferro-alloy producer	Ord	**2**	2	**50**	50	**261**	261	–	–
Atscot (Proprietary) Limited									
– investment	Ord	**1**	1	**100**	100	**10**	10	**(23)**	(23)
Avgold Limited[1]									
– gold producer	Ord	**7**	7	**56**	61	**1 201**	1 291	–	1
Avmin Limited									
– mining investment	Ord	**454**	454	**100**	100	**678**	678	**(17)**	(17)
Bitcon's Investments (Proprietary) Limited									
– investments	Ord	–	–	**100**	100	**2**	2	**(2)**	(2)
Chambishi Marketing (Proprietary) Limited									
– marketing of metals	Ord	–	–	**100**	100	–	–	–	–
Chambishi Metals plc[2]									
– cobalt and copper treatment	Ord	**339**	339	**90**	90	–	305	**21**	16
Jesdene Limited									
– share dealer	Ord	–	–	**100**	100	–	–	**6**	6
Kingfisher Insurance Company Limited									
– insurance	Ord	–	–	**100**	100	**5**	5	–	–
Lavino (Proprietary) Limited									
– investment	Ord	**1**	1	**100**	100	**3**	3	**(9)**	(11)
Letaba Copper & Zinc Corporation Limited									
– prospecting	Ord	**1**	1	**94**	94	–	–	–	–
Prieska Copper Mines Limited									
– investment	Ord	–	–	**97**	97	–	–	–	–
Sheffield Minerals (Proprietary) Limited									
– investments	Ord	–	–	**100**	100	–	–	–	–
South African Base Minerals Limited									
– investment	Ord	–	–	**100**	100	–	–	–	–
Tasrose Investments (Proprietary) Limited	Pref	–	–	**100**	100	**24**	24	–	–
– mining investment	Ord	–	–	**100**	100	–	–	**(24)**	(24)
Two Rivers Platinum (Proprietary) Limited									
– platinum investment	Ord	**100**	–	**55**	–	**55**	–	**267**	–
Vallum Investments (Proprietary) Limited									
– investment	Ord	–	–	**100**	100	–	–	–	(3)
Venetia Diamond Mines[3] **(Proprietary) Limited**									
– share dealings	Ord	–	–	**100**	100	–	–	–	(2)
Venture Building Trust (Proprietary) Limited									
– property owner	Ord	–	–	**100**	100	**12**	12	**10**	12

Unless otherwise stated, all companies are incorporated and carry on their principal operations in the Republic of South Africa. Interests are shown to the extent that this information is considered material. A schedule with details of all other subsidiaries is available from the registered office or the London secretaries of the Company.

[1] Listed companies

[2] Incorporated in Zambia

[3] Submitted for deregistration

Report on other investments

AS AT 30 JUNE 2002

Name of company	Group Number of shares held 2002	Group Number of shares held 2001	Company Number of shares held 2002	Company Number of shares held 2001	Group effective percentage holding 2002	Group effective percentage holding 2001
INVESTMENTS IN ASSOCIATED COMPANIES, JOINT VENTURES AND PARTNERSHIPS						
ASSOCIATED COMPANIES						
Unlisted						
Lucas Block Minerals Limited						
Ordinary shares of R2 each	**120**	120	**120**	120	**25**	25
Listed						
Village Main Reef Gold Mining Company (1934) Limited						
Ordinary shares of 12,5 cents each	**2 292 500**	2 292 500	**2 292 500**	2 292 500	**38**	38
JOINT VENTURES AND PARTNERSHIPS						
Cato Ridge Alloys (Proprietary) Limited	**19 400**	19 400	**–**	–	**25**	25
Nkomati Joint Venture	**–**	–	**–**	–	**75**	75
INVESTMENTS IN OTHER COMPANIES						
Listed						
Assore Limited	**2 610 600**	5 108 600	**2 610 600**	5 108 600		
Iscor Limited	**–**	35 293 300	**–**	35 293 300		
Sub-Sahara Resources Limited*	**6 265 664**	6 265 664	**6 265 664**	6 265 664		
Unlisted						
Otterbea International (Proprietary) Limited	**7 982**	7 982	**7 982**	7 982		
Small Business Development Corporation	**323 177**	323 177	**323 177**	323 177		
TEBA Limited	**2 208**	5 687	**–**	–		

Notes

Interests are shown to the extent that this information is considered material. A schedule with details of all other investments is available from the registered office or the London secretaries of the Company.

** Incorporated in Australia*

US$ reporting

For the benefit of international investors, the balance sheet, income statement and statement of changes in equity and the cash flow statement of the Group, presented in rands and set out on pages 52 to 55, have been translated into United States dollars and are presented on pages 81 to 83.

The balance sheets are translated at the rate of exchange ruling at the close of business at 30 June each year and the income statements and cash flows are translated at the average exchange rates for the years reported.

The exchange rates were as follows:	**2002**	2001
	R/US$	R/US$
Balance sheet	**R10,25**	R 8,08
Income statement and cash flow statement	**R10,15**	R 7,61

The dollar denominated balance sheet, income statement, statements of changes in equity and cash flow statement should be read in conjunction with the accounting policies of the Group as set out on pages 45 to 51 and with the notes to the financial statements on pages 56 to 80.

US$ balance sheet

AT 30 JUNE 2002

		Group	
	Note	**2002 US$m**	2001 US$m
ASSETS			
Non-current assets			
Tangible and intangible assets	2	**555**	741
Intangible assets	2	**1**	1
Deferred tax assets	10	**4**	6
Environmental rehabilitation trust funds	3	**6**	7
Investments	4	**17**	147
		583	902
Current assets			
Inventories	6	**95**	89
Trade and other receivables		**103**	83
Deposits and cash		**76**	54
		274	226
Total assets		**857**	1 128
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital	7	**1**	1
Share premium	7	**6**	7
Non-distributable reserves		**10**	84
Distributable reserves		**235**	405
Shareholders' interest in capital and reserves		**252**	497
Minority interest	8	**196**	183
Total shareholders' interest		**448**	680
Non-current liabilities			
Long-term borrowings	9	**115**	114
Deferred tax liabilities	10	**48**	45
Long-term provisions	11	**21**	24
		184	183
Current liabilities			
Trade and other payables	12	**62**	48
Provisions	13	**6**	14
Taxation		**4**	10
Derivative instruments	28	**5**	1
Overdrafts and short-term borrowings	14	**148**	192
		225	265
Total equity and liabilities		**857**	1 128

US$ income statement

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Group 2002 US$m	Group 2001 US$m
Revenue	15	**399**	369
Cost of sales		**294**	274
Gross profit		**105**	95
Other operating income		**21**	27
Other operating expenses		**47**	44
Profit from operations	16	**79**	78
Income from investments	17	**5**	14
Finance costs		**16**	17
Profit before taxation and exceptional items		**68**	75
Exceptional items	18	**(107)**	–
Profit before taxation		**(39)**	75
Taxation	20	**31**	22
Profit from ordinary activities		**(70)**	53
Minority interest		**16**	16
Earnings		**(86)**	37
Headline earnings	21	**20**	37
Basic earnings/(attributable loss) per share (cents)	22	**(77)**	34
Headline earnings per share (cents)	22	**18**	34
Fully diluted earnings per share (cents)	22	**(76)**	33
Fully diluted headline earnings per share (cents)	22	**18**	33
Number of shares in issue at end of year (thousands)		**111 444**	110 105
Weighted average number of shares in issue (thousands)		**110 977**	108 379
Weighted average number of shares used in calculating fully diluted earnings per share (thousands)	22	**112 367**	112 073

Statement of changes in equity

FOR THE YEAR ENDED 30 JUNE 2002

Group	Share capital and premium US$m	Foreign currency translation US$m	Revaluation surplus US$m	Other US$m	Retained profit US$m	**Total US$m**
Balance at 30 June 2000	9	1	1	6	437	**454**
Foreign currency translation reserve	(1)	–	–	(1)	(71)	**(73)**
Earnings	–	–	–	–	37	**37**
Revaluation of listed investment	–	–	79	–	–	**79**
Reallocation of reserves	–	–	–	(2)	2	**–**
Balance at 30 June 2001 as reported	8	1	80	3	405	**497**
Realignment of currencies	(1)	–	(18)	–	(85)	**(104)**
Earnings	–	–	–	–	(85)	**(85)**
Revaluation of listed investment	–	–	6	–	–	**6**
Disposal of listed investments	–	–	(54)	–	–	**(54)**
Unrealised loss on currency derivative contract	–	–	–	(3)	–	**(3)**
Other	–	(5)	–	–	–	**(5)**
Balance at 30 June 2002	7	(4)	14	–	235	**252**

US$ cash flow statement

FOR THE YEAR ENDED 30 JUNE 2002

		Group	
	Note	**2002 US$m**	2001 US$m
CASH FLOW FROM OPERATING ACTIVITIES			
Cash receipts from customers		**377**	390
Cash paid to suppliers and employees		**318**	321
Cash generated from operations	23	**59**	69
Translation adjustment		**(11)**	(69)
Interest received		**5**	14
Interest paid		**(16)**	(17)
Dividends paid	24	**(2)**	(161)
Capital distribution		**–**	(223)
Taxation paid	25	**(19)**	(31)
Net cash inflow/(outflow) from operating activities		**16**	(418)
CASH FLOW FROM INVESTING ACTIVITIES			
Proceeds from sale of joint venture and subsidiaries	26	**–**	1
Additions to fixed assets to maintain operations		**(12)**	(38)
Additions to fixed assets to expand operations		**(108)**	(236)
Proceeds on disposal of fixed assets		**1**	–
Proceeds on disposal of investments		**99**	2
Advances/(repayments) in investment loans and receivables		**–**	1
Proceeds on dilution of interest in investments in subsidiaries		**–**	(65)
Other investments acquired		**14**	–
Net cash (outflow) from investing activities		**(6)**	(335)
CASH FLOW FROM FINANCING ACTIVITIES			
Increase in shareholder funding		**1**	–
Funding received from minority shareholders		**26**	24
Long-term borrowings raised		**31**	95
Long-term borrowings repaid		**(15)**	(1)
(Decrease)/increase in short-term borrowings		**(31)**	79
Decrease in treasury liabilities		**–**	(2)
Net cash in-flow from financing activities		**12**	195
Net increase/(decrease) in cash and cash equivalents		**22**	(558)
Cash and cash equivalents at beginning of year		**54**	612
Cash and cash equivalents at end of year		**76**	54
Cash generated from operations per share (cents)		**53**	64

Shareholders' analysis

30 JUNE 2002

Holdings	Number of shareholders	%	Number of shares	%
1 – 1 000	1 521	62,1	764 614	0,7
1 001 – 5 000	561	22,9	1 578 199	1,4
5 001 – 10 000	105	4,3	874 230	0,8
10 001 – 50 000	120	4,9	2 826 357	2,6
50 001 – 100 000	43	1,8	3 258 210	2,9
100 001 – 1 000 000	82	3,3	26 000 629	23,3
1 000 000 and over	16	0,7	76 141 413	68,3
	2 448	100,0	111 443 652	100,0

Shareholders' diary

Financial year end	30 June
Annual general meeting	8 November 2002
Report and profit statements	**Published**
Half-yearly interim report	March 2003
Results and dividend announcement	September 2003
Annual financial statements issued	October 2003
Annual dividend 2002 (refer to page 39)	Declared nil Paid nil

Administration

Company

Anglovaal Mining Limited
Registration number: 1933/004580/06
Share code:
JSE Securities Exchange, South Africa – AIN
London Stock Exchange – AGM
ISIN ZAE000017141

Company secretary's and registered office's address

56 Main Street
Johannesburg, 2001
South Africa

Postal address

PO Box 62379
Marshalltown, 2107
South Africa
Telephone (+27 11) 634-9111
Telefax (+27 11) 634-0503

Additional corporate information can be obtained from Teboho Mahuma in the public relations and communications department at the postal address or telephone number shown above.

Alternatively, at the Company's website:

http://www.avmin.co.za

Auditors

Ernst & Young

Bankers

FirstRand Bank Limited
Nedbank Limited
The Standard Bank of South Africa Limited

Sponsors

Deutsche Securities SA (Pty) Limited

CHANGE OF ADDRESS

Members are requested to notify any change of address to:
The Transfer Secretaries
Computershare Investor Services Limited
PO Box 1053
Johannesburg, 2000
South Africa

or

The London Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone (020) 7499-3916
Telefax (020) 7491-1989

SHAREHOLDER ENQUIRIES

Transfer secretaries

Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address

PO Box 1053
Johannesburg, 2000
South Africa
Telephone (+27 11) 370-5000
Telefax (+27 11) 370-5271/2

London secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone (020) 7499-3916
Telefax (020) 7491-1989

United Kingdom share registrars

Capita IRG Plc
Balfour House
390/398 High Road
Ilford, Essex IGI 1NQ
United Kingdom

Notice of annual general meeting

Notice is hereby given that the sixty-ninth annual general meeting of members of Anglovaal Mining Limited will be held at 14:00 on Friday, 8 November 2002 at the Company's registered office, 56 Main Street, Johannesburg, South Africa, for the following purposes:

1. To receive and consider the annual financial statements for the financial year ended 30 June 2002.

2. To elect the following directors in place of those who retire in accordance with the provisions of the Company's articles of association, and who, being eligible, offer themselves for re-election, namely Messrs RP Menell, DE Jowell, BM Menell and Dr MZ Nkosi.

   Refer next page – **Footnotes** – for directors' curriculum vitae

3. To elect the following directors who were appointed as such since the last annual general meeting and who, being eligible, offer themselves for election, namely Messrs DD Barber, PM Baum and BE Davison; and

   Refer **Footnotes** for directors' curriculum vitae

4. To consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions:

Ordinary resolution number 1
"Resolved that the rate at which the directors shall be paid out of the funds of the Company as remuneration for their services fees as such be and is hereby increased from R70 000 to R75 000 per annum for the chairman and from R40 000 to R43 000 per annum for each of the other directors, and directors' meeting attendance fees be increased from R4 375 to R5 250 per meeting for the chairman and from R2 500 to R3 000 per meeting for each of the other directors, payable quarterly in arrears, with effect from 1 July 2002, until otherwise determined by the Company in general meeting."

Special resolution number 1
"Resolved that the authorised 646 380 compulsorily convertible preference shares of 677,999777221 cents each in the capital of the Company be and they are hereby cancelled and that the memorandum of association be and is hereby amended accordingly."

Special resolution number 2
"Resolved that the ordinary share capital of the Company be and is hereby increased from R9 833 436,85 divided into 196 668 737 ordinary shares of five cents each, to R15 000 000 divided into 300 000 000 ordinary shares of five cents each by the creation of 103 331 263 new ordinary shares of five cents each, ranking pari passu in every respect with the existing ordinary shares of five cents each."

Special resolution number 3
"Resolved that, subject to the passing and registration of special resolutions 1 and 2, the new memorandum of association, a copy of which has been tabled at this meeting and initialled by the chairman of the meeting for identification purposes, be and is hereby adopted as the memorandum of association of the Company in substitution for the existing memorandum of association."

Special resolution number 4
"Resolved that the new articles of association of the Company, a copy of which has been tabled at this meeting and initialled by the Chairman for identification purposes, be and are hereby adopted as the articles of association of the Company in substitution for the existing articles of association."

Reasons for and effect of Special Resolutions
The reason for special resolution number 1 is to reduce the Company's authorised share capital by an amount equal to the value of the compulsorily convertible preference shares being cancelled. The effect of special resolution number 1 is to reduce the Company's authorised share capital and to amend the Company's memorandum of association accordingly.

The reason for special resolution number 2 is to increase the Company's authorised share capital by an amount equal to the value of the ordinary shares being created. The effect of special resolution number 2 is to increase the Company's authorised share capital and to amend the Company's memorandum of association accordingly.

The reason for special resolution number 3 is to provide the Company with a memorandum of association that is up to date and correctly sets out the main business which the Company is to carry on and the main object of the Company. The effect of special resolution number 3 is to substitute the existing memorandum of association of the Company in its entirety.

The reason for special resolution number 4 is to provide the Company with articles of association that are up to date, to authorise the Company to make payments to its shareholders (including distributing any amounts standing to the credit of or dealing with its share capital, stated capital or share premium accounts, its reserves or its capital redemption reserve fund), to provide for the directors to raise or borrow such sums as they think fit (without limitation) and, generally, for beneficial holders of securities, uncertificated securities and the settlement of uncertificated securities transactions through the STRATE system on the JSE Securities Exchange, South Africa, and to provide for the electronic communication of information to its shareholders by the Company and to the Company by its shareholders and directors.

A draft of the new memorandum and articles of association may be inspected at the registered offices of the Company, 56 Main Street, Johannesburg, South Africa, or at the London secretaries of the Company, St James's Corporate Services Limited, 6 St James's Place, London SW1A 1NP, England, during usual business hours on any day (excluding Saturdays, Sundays and public holidays) prior to the time fixed for the holding of the annual general meeting.

5 To transact such other business as may be transacted at an annual general meeting.

Voting and Proxies

Each shareholder of the Company who is registered as such and who, being an individual, is present in person or by proxy or which, being a company, is represented at the annual general meeting is entitled to one vote on a show of hands.

On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder.

Footnotes

Directors retiring by rotation and are seeking re-election

Richard Peter Menell, MA, MSc (47). Chairman of the board of directors, a director of the Company since September 1994. Board committee membership: Audit, environmental, remuneration, risk and nominations.

Donn Edward Jowell, BCom, LLB (61). Chairman: Jowell, Glyn & Marais Inc. An independent non-executive director appointed during January 1999. Board committee membership: Audit, environmental (chairman), nomination and risk (chairman).

Brian Michael Menell, BA (Hons) (37). Director of companies. Appointed to the board during September 1998. Previously an executive director of Avmin; currently a non-executive director. Member of environmental committee.

Dr Morley Zebulon Nkosi, PhD (Economics), MBA, BS (Economics) (67). Chairman: National Institute of Economic Policy. An independent non-executive director of the Company since December 1998. A member of the audit, environmental and nominations committees.

Confirmation of appointments of directors appointed since the last annual general meeting

David Duncan Barber, FCA (England and Wales), AMP (Harvard) (50). Financial director: Anglo American Corporation of South Africa Limited. Co-opted onto the board during April 2002. A non-executive director and is a member of the audit committee.

Philip Michael Baum, BCom, LLB, H Dip (Tax Law) (47). Chief operating officer, Anglo American Corporation of South Africa Limited. Appointed to the board during April 2002 as a non-executive director. Serves on the nominations and risk committees as a member.

Barry Erskine Davison, BA (Wits) (57). Executive director of Anglo American plc and executive chairman of Anglo American Platinum Corporation Limited. Joined the Avmin board during April 2002 as a non-executive director. He is a member of the remuneration committee.

Notice of annual general meeting (continued)

Certificated shareholders/dematerialised shareholders with own name registrations.

Shareholders who have not yet dematerialised their shares or who have dematerialised their shares with own name registration (entitled shareholders) may appoint one or more proxies to attend, speak and vote or abstain from voting in such shareholders' stead. The person so appointed need not be a member of the Company. A form of proxy is attached for the use of those entitled shareholders who wish to be so represented. Such entitled shareholders should complete the attached form of proxy in accordance with the instructions contained therein and return it to the **registered office** of the Company, namely 56 Main Street, Johannesburg, 2001, South Africa, (PO Box 62379, Marshalltown, 2107, South Africa) or the **transfer secretaries,** Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001, South Africa (PO Box 1053, Johannesburg 2000, South Africa) or **United Kingdom share registrars,** Capita IRG Plc, Balfour House, 390/398 High Road, Illford, Essex, England IGI 1NQ, to be received by 14:00 on Wednesday, 6 November 2002.

Dematerialised shareholders

Shareholders who have dematerialised their shares (other than those with own name registrations) should provide their Central Securities Depository Participant (CSDP) or broker with their voting instructions in terms of the custody agreement entered into with the relevant CSDP or broker. Should such shareholders wish to attend the annual general meeting or send a proxy to represent them at the annual general meeting, they should inform their CSDP or broker timeously and request their CSDP or broker to issue them with the necessary authorisation to attend.

By order of the board

RH Phillips
Group company secretary

Johannesburg
27 September 2002

motiv
Printed by Ince (Pty) Ltd

Form of proxy

Shareholders who have dematerialised their shares (other than those with own name registrations) should provide their Central Securities Depository Participant (CSDP) or broker with their voting instructions in terms of the custody agreement entered into with their relevant CSDP or broker. Should such shareholders wish to attend the annual general meeting of Anglovaal Mining Limited (the Company), they should inform their CSDP or broker timeously and request their CSDP or broker to issue them with the necessary authorisation to attend.

FOR COMPLETION BY SHAREHOLDERS WHO HAVE NOT YET DEMATERIALISED THEIR SHARES OR WHO HAVE DEMATERIALISED THEIR SHARES WITH OWN NAME REGISTRATION

Shareholders who have not yet dematerialised their shares or who have dematerialised their shares with own name registration (entitled shareholders) may appoint one or more proxies to attend, speak and vote or to abstain from voting in such shareholder's stead. The person so appointed need not be a member of the Company. This form of proxy is for the use of those entitled members who wish to be so represented. Such entitled shareholders should complete this form of proxy in accordance with the instructions contained herein and return it to the registered office or the transfer secretaries or the United Kingdom share registrars of the Company, to be received by the time and date stipulated herein.

If you are unable to attend the sixty-ninth annual general meeting of shareholders of Anglovaal Mining Limited convened for Friday, 8 November 2002 at 14:00, you should complete and return this form of proxy as soon as possible, but in any event to be received by not later than 14:00 on Wednesday, 6 November 2002.

I/We (name in block letters)

of (address)

being the holder of shares in the issued share capital of **Anglovaal Mining Limited**, do hereby appoint

or failing him/her,

or failing him/her, the chairman of the Company, or failing him/her the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at 14:00 on Friday, 8 November 2002 and at any adjournment thereof and in particular in respect of the following resolutions:

*Indicate with an X in the spaces below how votes are to be cast. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's holding.

	Resolutions	For	Against	Abstain
1	To re-elect the following directors, who retire by rotation: RP Menell			
	DE Jowell			
	BM Menell			
	Dr MZ Nkosi			
2	To confirm the appointments of the following directors made during the year: DD Barber			
	PM Baum			
	BE Davison			
3	Ordinary resolution number 1: To increase directors' fees.			
4	Special resolution number 1: To cancel the compulsorily convertible preference shares authorised share capital.			
5	Special resolution number 2: To increase the authorised share capital: Ordinary share capital.			
6	Special resolution number 3: To adopt a new memorandum of association.			
7	Special resolution number 4: To adopt new articles of association.			

Number of shares

Unless this section is completed for a lesser number, the Company is authorised to insert in the said section the total number of shares registered in my/our name(s) one business day before the meeting.

Signed at on 2002

Signature

Assisted by me (where applicable)

Please see notes overleaf

Instructions on signing and lodging forms of proxy

Please read the notes below:

1. The completion and lodging of this form of proxy will not preclude the entitled member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should he or she wish to do so.
2. Every member present in person or represented by proxy and entitled to vote shall, on a show of hands, have only one vote and upon a poll every member shall have a vote for every ordinary share held.
3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose. The person whose name appears first on the form of proxy and who is present at this meeting will be entitled to act as proxy to the exclusion of those whose names follow.
4. When there are joint holders of shares, only that holder whose name appears in the register need sign this form of proxy.
5. If the form of proxy is signed under the authority of a power of attorney or on behalf of a company or any other juristic person, then it must be accompanied by such power of attorney or a certified copy of the relevant enabling resolution or other authority of such company or other juristic person, unless proof of such authority has been recorded by the Company.
6. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.
7. The chairman of the meeting may, in his absolute discretion, reject any form of proxy which is completed other than in accordance with these instructions.
8. Forms of proxy, powers of attorney or any other authority appointing a proxy shall be deposited at the **registered office** of the Company, 56 Main Street, Johannesburg 2001 South Africa (or posted to PO Box 62379, Marshalltown 2107 South Africa), or at the **transfer secretaries,** Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001 South Africa (or posted to PO Box 1053, Johannesburg 2000 South Africa) or the **United Kingdom share registrars,** Capita IRG Plc, Balfour House, 390/398 High Road, Illford, Essex, England IGI INQ, so as to be received not later than 14:00 on Wednesday, 6 November 2002 (in respect of the meeting) or 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for holding of any adjourned meeting.
9. No form of proxy shall be valid after the expiration of six months from the date when it was signed except at an adjourned meeting in cases where the meeting was originally held within six months from the aforesaid date.

Sustainable Development Report


2002

ANGLOVAAL MINING

AVMIN

AVMIN
SUSTAINABLE DEVELOPMENT
2002

Anglovaal Mining Ltd (Avmin) is a South African mining company with interests in precious, ferrous and base metals. It manages a total of ten mines and three smelting operations via its 56% interest in Avgold Ltd, its 50% interest in Assmang Ltd, its 75% interest in Nkomati mine and its 90% interest in Chambishi Metals Plc in Zambia. Avmin is also involved in exploration activities, mineralogical research and new mining projects, such as the Two Rivers Platinum project near Steelpoort in South Africa. Avmin is listed on the JSE Securities Exchange and the London Stock Exchange with a market capitalisation of around R4 billion.



For further information about Safety, Health and Environment: Freddie Human

Tel: +27 11 634 0243

Fax: +27 11 634 0408

Email: freddieh@avmin.co.za

or

jkilani@avmin.co.za

For further information about communication and Community Development: Teboho Mahuma.

Tel: + 27 11 634 0280

Fax: + 27 11 634 0278

Email: tebohom@avmin.co.za

ANGLOVAAL MINING

AVMIN

For further information :

Head Office: 56 Main Street, Johannesburg, South Africa.
Postal Address: PO Box 62379, Marshalltown, 2107, South Africa.
Switchboard: +27 11 634 9111
Website: www.avmin.co.za

The Journey to Sustainable Development

Page



Cunonia Capensis



"A journey of a thousand miles begins with a single step."

Long Tom Pass



ANGLOVAAL MINING

AVMIN


Luanda
ANGOLA
KONKOLA NORTH
COPPER BELT
CHAMBISHI METALS
KABWE
Lusaka
LUNGA
ZAMBIA
MALAWI
Harare
MOZAMBIQUE
ZIMBABWE
BOTSWANA
OTAVI
NAMIBIA
Windhoek
DWARSRIVIER
TWO RIVERS
NKOMATI
Gaborone
ETC
Johannesburg
MACHADODORP CHROME
SWAZILAND
ASSMANG MANGANESE
TARGET
CATO RIDGE MANGANESE
ASSMANG IRON ORE
LESOTHO
Bloemfontein
Maseru
CUMULUS
SOUTH AFRICA
Operations & Development Projects
Exploration Projects
Cape Town
0
500 Miles
0
500 KM
Parallel scale at 0° 0°

For description of operations:

See page 25



Rick Menell, Chairman

NB

A Chinese proverb states that a journey of a thousand miles begins with a single step. Mankind's journey towards a sustainable future has begun in earnest and many steps need to be taken along this long and difficult road to secure the future for our children and to redress the imbalances of the past. At Avmin we believe that we have certainly gone beyond the first footstep, but we recognise that we have many more steps to take.

It is the duty of all businesses in South Africa to contribute to the development of a sustainable future. To achieve this we must fight against the HIV/AIDS pandemic, continuously improve our safety standards, uplift local communities and preserve the environment. Avmin's philosophy is to create wealth for our stakeholders and jobs for the long term, whilst at the same time contributing to the overall well-being of our employees, their families and the communities within which we operate. We are committed to building infrastructure and developing mines in a manner that minimises the impact on Mother Earth. Where possible we aim to give back more than we have taken.



Avmin is proudly South African, and since incorporation in 1933, we have weathered our country's political, economic and social storms, setting our sights firmly on a better future for all. Our code of ethics mirrors the principles of today's South Africa: equality, freedom and opportunity for everyone. Our journey towards sustainable development will be guided by these values, by the right of each individual to human dignity and by the world's obligation to leave the best possible future to the next generation.

Rick Menell, Chairman



Avmin's operations are located in the developing regions of southern Africa where the local communities are faced with the barriers of desperate poverty, the HIV/AIDS pandemic and a distressing lack of access to water and other basic resources. It is Avmin's mission to contribute towards uplifting the local communities around our operations, helping them along the road to economic independence. At the same time, the detrimental effects of mining activities on the environment will be minimised, and where possible the land restored to its original state after mining activities have ceased.

The provision of a safe and healthy workplace for our employees is of paramount importance and is supported by safety training on and HIV/AIDS prevention. A golden thread throughout our entire strategy is the involvement of local communities and other stakeholders in all decisions impacting upon their needs and concerns.

The Avmin Group Sustainability Strategy provides the framework within which all operations are expected to perform. In addition, each operation is allowed a large measure of flexibility, enabling it to refine its own safety, health, environment and community strategies to meet local conditions or to take into consideration special requirements imposed by particular processes or conditions.

'Sustainable Development will be the cornerstone of the African Renaissance.'
John Kilani, General Manager: Safety, Health and Environment.



A company's biggest asset is - its people
and
A country's biggest asset - its communities.
We aim to bring these together in all new projects

ANGLOVAAL MINING
AVMIN




Wola Nani Crafts Project

Avmin's Vice-president and General Manager of Safety, Health and Environment (SHE) are jointly responsible for the development and implementation of a workable, comprehensive Sustainability Strategy, and for ensuring that legal compliance is achieved throughout the Group's operations.

To ensure that the highest possible standards are maintained, Avmin's SHE committee reviews the Group's progress on a quarterly basis, comparing its performance in the areas of safety, health and the environment to international best practice.

This first edition of Avmin's Sustainability Development Report focuses on:

- Safety
- Health
- Environment
- Community Development

Avmin's strategy for these areas together with its current contributions and future plans will be discussed in more detail below. To enable us to direct and further refine our strategy, we invite you to join us on our journey towards sustainability by sending us your comments and suggestions on the prepaid reply card. Other contact details are on the inside front cover.

Safety

One of Avmin's fundamental business principles is to do everything in its power to ensure that our employees have a safe working environment. One of the key elements in this process is training. All employees undergo stringent safety training on procedures, use of equipment and chemicals and operation of machinery. This training is extended to contractors on site and even, where appropriate, members of the general public. At Chambishi Metals, Zambia, the safety officer insisted that all visitors to the mine undergo a training session of one to two hours duration. The result was one million man-hours with no disabling injury.

The safety measures that are put into place at each stage of the operation can be divided into two categories: general safety measures applicable to all operations and specific safety measures that are applicable to a particular process or extraction method. Each operation within the Group is responsible for formulating its own safety standards and procedures for these specific areas of safety enforcement.

'Each accident is one too many.'
Freddie Human, Vice-president, Safety, Health and Environment.



Chambishi Metals

All employees are encouraged to be accountable for their own safety and to suggest improvements to safety measures. More effective safety procedures are then incorporated into the official methodology and training programmes are adapted accordingly. This method also encourages a feeling of accountability and ownership amongst the workers who are most affected by safety issues. One fatality occurred during the year. This was caused by a fall of ground at the ETC gold mine. The company deeply regrets this incidence.



Chambishi Safety Routine

- Target gold mine: A Mine Health and Safety Council trophy was received for the achievement of one thousand fatality-free production shifts (1 March 2002). The mine also achieved one million fatality-free surface shifts (26 July 2001).

- The new Target plant achieved five hundred thousand man-hours without any lost day cases.

- ETC Fairview mine: A Mine Health and Safety Council trophy was received for the achievement of one thousand fatality-free production shifts and one million fatality-free shifts.

- ETC New Consort mine: A Mine Health and Safety Council certificate of excellence was received for the achievement of two hundred and fifty thousand fatality-free shifts and a trophy was received for one thousand fatality-free production shifts.

- ETC Sheba mine: A Mine Health and Safety Council certificate of excellence was received for the achievement of two hundred and fifty thousand fatality-free shifts and a trophy was received for one thousand fatality-free production shifts.

- ETC: NOSA awarded a trophy for the best three-star NOSA mine in the Cosmos region.

- Assmang Beeshoek mine: the mine achieved two thousand fatality-free production shifts, retained its five-star honours grading by the Chamber of Mines external audit, came second in the Northern Cape Mine Safety competition for open cast mines, and received the Mine Health and Safety Council award in June 2002.

- Assmang Blackrock mine: achieved two million fatality-free shifts and one thousand production fatality-free shifts (December 2001).

Safety Achievements Continued

- Assmang Cato Ridge smelter: retained its four-star NOSA rating and in the KwaZulu-Natal Inland Region competition, it achieved second place for safety, effort and experience and third place in the heavy industry for plants using large furnaces and hot processes. It was also highly recommended for its pro-active approach to safety with reductions of between 30% and 65% in the number of injuries for the various job categories.

- Assmang Dwarsrivier mine: this new operation achieved a NOSA three-star rating and a LDIFR (lost day injury frequency rate) and SR (severity ratio) of zero for the nine months ended June 2002.

- Assmang Machadodorp smelter: the operation reduced its lost day injury cases by 17% compared to the previous year.

- Chambishi Metals, Zambia: achieved one million man-hours with no disabling injury during the construction of its Cosac project.


AVMIN
Lost Day Injury Frequency Rate (LDIFR)
(Number of lost day cases per 1 000 000 man-hours worked)
15
12
9
6
3
0
1999
2000
2001
2002
LDIFR
14.2
14.7
10.8
8.4




AVMIN
Severity Ratio (SR)
(Number of (lost days + restricted work days) /
(number of lost day cases + restricted work cases)
20
15
10
5
0
1999
2000
2001
2002
SR
7.4
10.6
11.6
9.49


AVMIN
Total Injury Frequency Rate (TIFR)
(Number of (fatalities + lost day + restricted work) cases
per 1 000 000 man-hours worked)
18
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
TIFR
14.4
14.9
17.1
10.8




AVMIN
Number of Fatalities
6
4
2
0
1999
2000
2001
2002
Fatalities
4
2
3
1


BENCHMARKING (Calendar year 2001)
Lost Day Injury Frequency Rate (LDIFR)
(Number of lost day cases per 1 000 000 man-hours worked)
15
13
11
9
7
5
3
1
-1
Avmin u/g
Int'l u/g
Avmin o/c
Int'l o/c
Avmin Smelters
Int'l Smelters
LDIFR
7.4
13.0
4.0
2.3
7.9
2.4


BENCHMARKING (Calendar year 2001)
Severity Ratio (SR)
(Number of (lost days + restricted work days) /
(number of lost day cases + restricted work cases)
35
30
25
20
15
10
5
0
Avmin u/g
Int'l u/g
Avmin o/c
Int'l o/c
Avmin Smelters
Int'l Smelters
LDIFR
11.6
24.5
13.1
13.4
18.0
31.5

Avmin's safety statistics show a dramatic improvement over the past year, largely due to the increased participation of employees in the safety process and the commitment of management to the safety of all workers. Contractors employed at the various operations and projects are an intergral part of the statistics and have the same commitment to safety objectives as the employees. The LDIFR graphs over the last six years support this statement. The LDIFR and SR for the Group reduced by 22,2% and 18,2% respectively compared to the previous year, while the TIFR (total injury frequency rate) reduced by 36,8%.

The fatalities for the previous years were:

1999	4
2000	2
2001	3
2002	1

Avmin does not "preach" safety, it "practises" the act of safety at all operations through the dedication of all employees, contractors and general managers.

ANGLOVAAL MINING
AVMIN

ANGLOVAAL MINING

AVMIN

The prevention of HIV/AIDS is Avmin's key strategic health imperative.'
Graham Emmett, Vice-president: Human Resources



The HIV/AIDS epidemic is without doubt the most important health concern for all businesses in South Africa. It not only affects the productivity of our operations through illness, absenteeism and ultimately death, but also has a dreadful effect on the social environment of our employees, their families and their communities. We are also greatly concerned about the effect on morale and the potential for increased accidents in the workplace due to fatigue and weakness. Ultimately the pool of both skilled and unskilled labour may shrink to unacceptable levels, increasing the cost of recruitment and training and raising the wage expectations of the remaining employees. It is therefore our first priority to limit the spread of the disease and to support our employees and their loved ones throughout this crisis.

We continue to work closely with Dr Clive Evian of Aids Management and Support, a South African company collaborating with the Centre for International Health at Boston University. Dr Evian was commissioned to conduct a risk analysis and prevalence tests at various Avmin operations. Saliva-based HIV antibody tests were conducted among the workforce, with voluntary participation and guaranteed anonymity. The results were fed back in a confidential report and via a presentation to management and employee representative bodies. This survey provided Avmin with a statistically viable measurement of the HIV prevalence stratified into age, job skill, division and area categories.

It also provided a baseline for assessing any future growth of the epidemic and the effectiveness of future HIV prevention efforts.

Recognising the effect that the HIV/AIDS epidemic will have on the productivity and prosperity of the company, Avmin has devised a comprehensive strategy to control the impact of the disease on its operations. This strategy was not decided upon solely with bottom

NB *Our Aids "House"*


Strategy
and
Management
Prevention
Employees Living
with HIV
Benefits
Continued Employment
Testing and Tracking



Machadodorp Clinic

line profits in mind. Avmin is very aware of the psychosocial needs of its workforce and the humanitarian aspects of providing help and support to those employees and their families stricken with HIV/AIDS.

Avmin's Board of Directors are committed to introducing measures that promote both business sustainability and humane working conditions in the face of the HIV/AIDS epidemic.

The Key Elements of Avmin's Strategy

The overall Strategic Plan has been formulated on situation, economic and business risk analyses. It includes a plan for examining policies affecting contractors and medical service providers.

- Prevention, the first of the major pillars supporting the strategy, and the primary aim of the strategy deals with methods whereby HIV/AIDS can be prevented. These include awareness, communication, education, management of STD's and condom distribution.
- Employees Living with HIV, the second pillar, concerns the support systems offered to infected employees and their families.
- Benefits, the third pillar, relates to the expanded benefits that are necessary to maintain a reasonable lifestyle for HIV sufferers and their families.

NB

Underpinning the entire strategy is continued employment, with succession planning, recruitment policy and training programmes to ensure a stable workforce, and Testing and Tracking, an ongoing programme of testing, monitoring and analysing the success of the strategy.


AMM
ASSMANG
SOCIAL INVESTMENT

Examples of strategic actions within these parameters are:

The Prevention of Further Infections

- Education and awareness programmes are conducted during working hours. These programmes include educational theatre, comic-style representation, staff presentations and posters. The most effective programmes are those where the information is presently clear and consistent. A successful programme has been run by a team at Assmang in the Western Cape who have been trained to run AIDS education workshops for adults, teenagers and primary school learners. They run an outreach programme into the local communities. During the first nine weeks of the project's duration, they presented workshops at high schools and clinics in nine communities to over 9 000 people. After having received further training, they are now targeting grades six and seven learners.

- The awareness, availability, distribution and monitoring of condoms and the tracking of utilisation.

- Anti-retroviral treatment is provided to raped employees or pregnant employees who are HIV positive, as well as to health care workers who are exposed to the risk of HIV infection.

- KAP studies (knowledge, attitude and practice) are conducted regularly to measure changing perspectives towards AIDS at all levels of the organisation and in on-site clinics.

- Voluntary peer education. Various employees at all levels in the organisation are trained to be able to give advice and to treat all confidences with respect. Avmin's goal is a ratio of 1:50 throughout the organisation (one counsellor to 50 employees).

- Avmin is in the process of ensuring that each business unit in the Group has its own HIV/AIDS governance committee to assist in the development, monitoring and

ANGLOVAAL MINING

AVMIN



NB Sparrow Ministries Rainbow Village

implementation of the programme.

Collaborative partnerships will be established with Government departments, contractors, NGOs and local community structures.

Future actions to minimise the impact of AIDS will include the appointment of senior managers to drive and evaluate the programme.

The costs attached to these preventative measures far outweigh the costs of leaving the problem untreated. It is estimated that each semi-skilled employee who contracts the disease will cost the company up to six times his/her annual salary.

Support for Infected Employees

- Counselling is offered free of charge to all infected employees and their families.
- Trained health care personnel provide primary health care services to HIV/AIDS sufferers, thus reducing opportunistic infections, maintaining health and prolonging life.
- Employee benefits are restructured and infected employees are encouraged to apply for early treatment and early retirement benefits.
- Where possible, infected employees are offered a less demanding position within the company.
- Unfair discrimination towards an AIDS sufferer is strictly against company policy and all employees are treated with respect, dignity, fairness and equity.

Managing the epidemic appropriately and effectively in the workplace is essential not only for Avmin's continued profitability but also for the quality of life of its employees and their families.

Environment

'Where possible Avmin will give back more than it has taken from our land.'
Rick Menell, Chairman

Mining, by its very nature, has a substantial impact on the environment. It is Avmin's aim to minimise the negative effects of mining on the environment and contribute in a positive way to the protection of the land, its people, its animals, its water resources and its indigenous plants. In all activities, Avmin strives to develop positive relationships with the local communities, Government departments and the public, ensure compliance with legislation and train employees to care for the environment.

Avmin has developed an environmental strategy that incorporates the following key issues:

- Conservation of natural resources, including water habitats and ecosystems.
- Integration of waste management, waste reduction and pollution control.
- Effective and conservative utilisation of energy and water resources.
- Regular monitoring of air, water and soil pollution and the assessment of residual risk.
- Rehabilitation of areas disturbed by operations on an ongoing basis.
- Contribution to the development of policies, legislation and regulations concerning the environment.
- Provision of adequate funding to Nature Conservation Trusts for closure rehabilitation and post-closure maintenance.



Target Gold Mine

Assmang Bus

To enhance our environmental performance we are committed to the active participation and involvement of stakeholders and a process of regular internal and external audits of all our operations. In addition, it is Avmin's commitment rather than intention to implement an Environmental Management System that fulfils the requirements of the International Standard ISO 14001 at all its operations. Several of our operations have already achieved this standard, and those that have not are in the process of attaining it.

NB


Lodge

Environment Awards

NB

- Assmang Machadodorp: the ISO 14001 accreditation was achieved and the operation passed its first bi-annual compliance audit.
- Assmang Cato Ridge: the operation was re-audited during the year and maintained its four-star NOSA rating. It has implemented an ISO 14001 system and will shortly be applying for accreditation.

NB

- Assmang Blackrock and Assmang Beeshoek: these two operations obtained a joint ISO 14001 accreditation in December 2001. They are now in the process of applying for individual accreditation.

NB

- Nkomati mine: In 1999 the mine received a highly commended certificate from the Environmental Planning Professions Interdisciplinary Committee (EPPIC).

Avmin spent in excess of R16 million on rehabilitation at its various operations for the year ending June 2002

- ETC gold mining complex: In April 1999 the mine closed its roaster plant at New Consort mine and replaced it with a Biox (biological oxidation) facility at the neighbouring Fairview mine. The rehabilitation of the footprint and subsoils of the old roaster plant will be completed during 2002/2003. At both New Consort and Sheba mines, tailing deposits within the 100-year flood line are in the process of being removed and treated at the 'Camelot' plant built by LTA specifically for this purpose. ETC participates in the Barberton Mountain Land Conservancy project, is committed to removing certain invader species from the conservancy and supplies the timber derived from the clean up to the informal settlement near Fairview mine.

- Assmang Dwarsrivier: When the mine was in its developmental phase, environmentalists drew up a plan for restoring the area. Avmin is committed to redressing the damage caused by the overgrazing of cattle, protecting the natural vegetation and conserving the topsoil for re-deployment once the chrome has been mined.

- Assmang Cato Ridge: As part of its plan to achieve "near zero emissions" a standby gas plant for furnaces three and four has been installed, and a standby gas plant for furnace six will be completed by June 2003. An investigation is under way into the further processing of furnace by-products to

The Nkomati award from EPPIc in 1999 is proof of Avmin's commitment to environment issues in all new and existing projects



Dwarsrivier Chrome Mine



Nkomati Mine





improve natural resource utilisation, eg. the recovery of metal from slag, the re-use of baghouse dust, scrubber sludge and ore fines, and the improvement of slag handling and metal casting processes. Dust emission is monitored and controlled and a programme is under way to separate clean from dirty water.

- Assmang Beeshoek and Assmang Blackrock: At the new mid-south operation the old open cast operations are being rehabilitated simultaneously with current mining operations. A waste management programme is in place to reduce the amount of waste generated and to facilitate recycling. Both Beeshoek and Blackrock have a game farm that is open to the public.

- Nkomati mine: Local communities and schools depend on the Slaaihoek stream that runs alongside the mine for drinking water. For this reason, water is Nkomati's main environmental concern and its efforts to secure the safety of the drinking water have far exceeded recommended guidelines. In order to avoid contamination of the ground water, the tailings dam is lined with plastic, two compacted clay layers are beneath the plastic layer, and the dam is fitted with a leak detection layer. The mine's evaporation dams are also lined with plastic.

- Chambishi Metals, Zambia: All solid effluent from the cobalt and acid plants as well as the new smelter and leach plant are released via a new tailings dam. A return water dam has been constructed to allow tailings dam drainage water to be recycled as process water in the plant. Two concrete lined collection ponds have been constructed in the cobalt plant effluent stream, and the main cobalt drain and surrounding areas have been rehabilitated. Because the river that flows nearby is the only source of water for a number of local communities, water purity is continuously monitored and the high quality of the water is attested to by the wide variety of wildlife found in the vicinity of the purification dam.

- Target gold mine: The storm water diversion wall at the return water dam has been improved to prevent the dam from overflowing into naturally occurring pans during heavy rain. The sides of the tailings dam have been planted with indigenous vegetation to minimise dust during windstorms and to minimise seepage into the underground aquifer. The salvage yard and workshops at number two shaft have been demolished, twelve kilometres of unused railway line has been removed and the land rehabilitated. Specialists are contracted to update the mine's groundwater model on an annual basis and aquatic biota



Environmental Monitoring





studies are carried out on a regular basis on Voëlpan, a 126 ha natural pan used for the evaporation of underground water.

- Two Rivers Platinum: this project is currently being evaluated. Exploration drilling sites and roads are rehabilitated when they are no longer needed. Indigenous plants and trees are relocated to other sites if they are at risk of being damaged in the exploration process.



Machadodorp Smelter





"Mines are a source of pollution" - old news and attitudes. Avmin is committed to the first paragraph in this section (page 14).

ANGLOVAAL MINING

AVMIN

Community Development

Avmin invests one percent of pre-tax profit into community development. A portion of these funds is paid into the Chairman's Fund, through which Avmin initiates, supports or participates in national projects and pilot schemes with potential for replication in other areas. The remainder of the funds is retained by the operations to address local needs. Avmin is currently involved in more than 100 projects across the nation.


'Avmin invests one percent of pre-tax profit into community development.'
Teboho Mahuma, General Manager: Communication and Public Affairs.
1% of pre-tax profits to be used for socio-economic upliftment of communties within which Avmin operates

The challenge in southern Africa is to find a balance between channelling limited resources into activities with long-term benefits such as education and skills development, whilst at the same time addressing the more immediate needs for food and other relief. Current levels of HIV infection and the resulting deaths from AIDS-related diseases pose a further challenge, as not only are the country's skills being depleted, but the poverty cycle is also perpetuated.

Avmin's community investment strategy concentrates (amongst others) on the following areas:

- Education: Training and support of educators in the fields of mathematics, science and technology.

- Work creation: Technical and business skills training, access to start up resources and mentoring of emerging entrepreneurs.

- Welfare: Assistance to those who are not in a

ANGLOVAAL MINING AVMIN



Rekgutlile Temong Agricultural Association





Sparrow Ministries School Room

position to help themselves such as the frail, aged, small children and the profoundly disabled.

In addition to the above criteria, we assess projects on the following:

- Credibility: The extent to which the ultimate beneficiaries drive and support the project.
- Relevance: How the project meets a specific need of a particular group.
- Impact: Expected outcomes need to be clearly stated, supported by evidence of the applicant's capacity and track record.
- Sustainability: Improvements must be sustainable beyond the initial project and Avmin's support (ie, a project should not create dependency but should help people to help themselves).
- Financial accountability: Avmin insists on financial reports for all funds distributed.

Examples of community projects

- Education: Avmin has sponsored the development of maths teaching and learning aids. Developed by the Centre for Professional Teachers, this kit provides teachers with the tools they require to assist students to visualise and understand mathematical concepts.

- Education: During the last two years Nkomati mine has supported the establishment of computer centres at Oosterlijn Primary School in Waterval Boven, and the high schools in Badplaas and Machadodorp, also donating 15 computers to each of the schools.

- Work creation: Avmin has supported the Siyazisiza Trust, which trains people in basic technical and business skills. Siyazisiza also provides basic start-up finance and mentoring services to emerging businesses. One of their successful projects is a brick making operation on the banks of the Pongola River near Jozini in KwaZulu-Natal. Many of the people trained and supported by Siyazisiza have set up sustainable businesses.

- Work creation: At Assmang (Beeshoek), unemployed local people are trained to identify ore with a high ferrous content on the ground surface. These small-scale miners, who have been supplied with safety clothing, basic equipment and training, then sell their stockpile to the mine.

NB work creation at Beeshoek







Wolanani



ANGLOVAAL MINING
AVMIN



Abalimi Bezekhaya





Abalimi Bezekhaya Creche

- Chambishi Bakabomba Trust Fund is a community development initiative facilitated by Chambishi metals plc and supported by those committed to the development of Chambishi's capacity to become self-supporting. Fourteen projects are currently being supported out of the 55 initially identified projects. Already 97 new project proposals have been received and are currently being evaluated.

- Work creation: With the help of funding from Avmin, Abalimi Community Gardens in the Western Cape promotes the establishment of gardens and provides training to those wanting to grow fresh produce. Abalimi's aim is to ensure that these gardens become self-financing.

- Welfare: The Civic Churches Hospitality for the Disadvantaged Association (CCDA) is one of the many different community projects that Chambishi Metals, Zambia supports.

NB covered in health section (page 13)

- Welfare: Avmin has helped to build and equip a cluster of domes as part of the Sparrow Ministries Rainbow Village, to accommodate homeless children and adults infected with HIV/AIDS.

The above are but examples of Avmin's commitment to the upliftment of the local communities. These examples are by no means exhaustive, and each mine or operation supports numerous different projects across Avmin's three areas of emphasis: education, work creation and welfare.

'MMSD will guide the mining and minerals sector in its quest for sustainable development'
Jan Steenkamp, Chief Operating Officer



Avmin is a sponsor of the Mining Minerals and Sustainable Development Project (MMSD). This is a multi-stakeholder driven project under the auspices of the Global Mining Initiative, which aims at understanding how the mining and minerals sector can best contribute to sustainable development. The recommendations of this two-year project, which began in April 2000, will guide the mining sector in its quest for sustainable development.



At Avmin we are committed to making sustainable development the bedrock of our operations. In the key areas of Safety, Health, the Environment and Community Development we are determined to go the extra mile, contributing substantially to the African Renaissance.

'Sustainability is a vital part of wealth creation.'
David Murray, Chief Executive Officer





1. CHAMBISHI METALS – ZAMBIA

Toll refines concentrates from operations in and around Kitwe and retreats slag from the Nkana operations to produce cobalt and copper.

2. DWARSRIVIER

An open-cast operation exploiting the LG6 chromitite seam producing chromite feedstock for the chrome smelter at Machadodorp and other clients.

3. NKOMATI MINE

This underground operation mines the massive sulphide deposit on the farm Slaaihoek. The ore is milled and floated to produce a nickel rich concentrate with copper, cobalt, platinum, palladium, rhodium and gold that is refined at various operations in southern Africa.

4. ETC

An underground operation producing gold.

5. TARGET

Avgold's newest gold mine recently commissioned. The underground mining is trackless and the new plant employs the latest technological developments.

6. MACHADODORP CHROME SMELTER

The smelter operations at Machadodorp produce ferro-chrome and recently commissioned a new state-of-the-art furnace, pelletising and sintering plants.

7. CATO RIDGE MANGANESE SMELTER

Raw ore from the Assmang Manganese Mines (Blackrock) is smelted and refined at this operation to produce ferro-manganese to clients worldwide.

8 ASSMANG MANGANESE MINES

The underground operations at Blackrock mines near Kuruman produce a high quality manganese ore sold to manganese smelters and clients worldwide. Much of the ore is smelted and some refined at the Cato Ridge works near Pietermaritzburg in KwaZulu-Natal.

9. ASSMANG IRON-ORE MINES

The open-cast operations at Postmasburg produce iron-ore exported to iron and steel operations worldwide.

10. TWO RIVERS PLATINUM

Work is advanced on assessing the viability of a new PGE operation, expected to be in production within three years.

11. EXPLORATION PROJECTS

Avmin is actively exploring for gold, zinc, copper, nickel, platinum group elements and cobalt in southern Africa.

'Sustainable Development will be the cornerstone of the African Renaissance.'
John Kilani, General Manager: Safety, Health and Environment

A company's biggest asset is – its people and
A country's biggest asset – its communities.
We aim to bring these together in all new projects

ANGLOVAAL MINING
AVMIN

'Each accident is one too many.'
Freddie Human.
Vice-president: Safety, Health and Environment

Avmin does not "preach" safety, it "practises" the act of safety at all operations through the dedication of all employees, contractors and general managers.

ANGLOVAAL MINING
AVMIN

ANGLOVAAL MINING
AVMIN

The prevention of HIV/AIDS is Avmin's key strategic health imperative.'
Graham Emmett,
Vice-president: Human Resources.

'Where possible Avmin will give back more than it has taken from our land.'
Rick Menell,
Chairman

"Mines are a source of pollution" – old news and attitudes.
Avmin is committed to the first paragraph in this section (page 14).

'Avmin invests one percent of pre-tax profit into community development.'
Teboho Mahuma, General Manager: Communication and Public Affairs



1% of pre-tax profits to be used for socio-economic upliftment of communities within which Avmin operates.

'MMSD will guide the mining and minerals sector in its quest for sustainable development'
Jan Steenkamp,
Chief Operating Officer

Avmin spent in excess of R16 million on rehabilitation at its various operations for the year ending June 2002.

The Nkomati award from EPPIc in 1999 is proof of Avmin's commitment to environment issues in all new and existing projects.

'Sustainability is a vital part of wealth creation.'
David Murray,
Chief Executive Officer

NOTES

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in the Republic
of South Africa

BUSINESS REPLY SERVICE
LICENCE NUMBER JHZ 1401

ANGLOVAAL MINING LIMITED
ATTENTION: VICE-PRESIDENT
SAFETY, HEALTH & ENVIRONMENT
MARSHALLTOWN
2107

Postage will
be paid by
the addressee

No postage stamp
required if posted
in the Republic
of South Africa

BUSINESS REPLY SERVICE
LICENCE NUMBER JHZ 1401

ANGLOVAAL MINING LIMITED
ATTENTION: VICE-PRESIDENT
SAFETY, HEALTH & ENVIRONMENT
MARSHALLTOWN
2107

ANGLOVAAL MINING

We Value Your Comment

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ANGLOVAAL MINING

We Value Your Comment

As sustainable social and economic development of communities requires the co-operation and collective efforts of several actors, we would like to hear from you and learn from your experiences.

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ANGLOVAAL MINING

AVMIN

Avmin Mining Limited
56 Main Street, Johannesburg, 2001, South Africa
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